2525 Dupont Drive, Irvine, CA 92612 (714) 246-4500

                    , 2002

Dear Allergan, Inc. Stockholder:

      In January 2002, we announced a plan to spin-off our optical medical device business into a separate publicly traded company. The optical medical device business consists of our ophthalmic surgical and contact lens care business lines. The spin-off is expected to occur on or about                     , 2002 and will be effected by way of a pro rata dividend of the stock of Advanced Medical Optics, Inc., a recently formed Delaware corporation, that will own all of the rights and obligations relative to the optical medical device business immediately prior to the payment of the dividend. On that date, you will receive a pro rata distribution of the common stock and associated preferred stock purchase rights of Advanced Medical Optics. Following the distribution, you will own shares in both Allergan and Advanced Medical Optics. Allergan will focus on its specialty pharmaceuticals business, and Advanced Medical Optics will focus on the optical medical device business.

      Holders of record of our common stock as of the close of business on                     , 2002, which will be the record date for the spin-off, will receive one share of Advanced Medical Optics common stock and an associated preferred stock purchase right for every  shares of Allergan common stock held. No action is required on your part to receive your Advanced Medical Optics shares. You will not be required to pay anything for the new shares or to surrender any shares of Allergan common stock. Based on a ruling we expect to receive from the Internal Revenue Service, your receipt of Advanced Medical Optics’ shares in the distribution will be tax free for U.S. federal income tax purposes, but any cash you receive instead of fractional shares will be taxable to you. You should, of course, consult your own tax advisor as to the particular consequences of the distribution to you.

      Our board of directors has determined that a distribution of the stock of Advanced Medical Optics to our stockholders is in the best interests of our stockholders. Our optical medical device business has distinct operations from our other remaining businesses, with different opportunities, challenges, strategies and means of doing business. Because of these differences, there are few synergies in the marketplace available to us by operating the businesses together. We anticipate that by separating the optical medical device business from our other businesses, we will permit the management of each company to focus on the opportunities specific to its own business. We believe this will enable enhanced growth through both internal expansion and strategic alliances. Additionally, the distribution will simplify the business profile of each of the businesses, allowing investors to more easily evaluate each of the companies in the future.

      Following the distribution, we expect Advanced Medical Optics’ common stock will be traded on the New York Stock Exchange under the symbol “               ”. Allergan will continue to trade on the New York Stock Exchange under its existing symbol, “AGN”.

      The enclosed information statement describes the distribution of shares of Advanced Medical Optics common stock and provides important information regarding the Advanced Medical Optics business, properties and historical financial information. We encourage you to read this material carefully. If you have any questions regarding the distribution, please contact Allergan’s transfer agent,                     ,                     ,                     ,                     , telephone 1-800-       -       (Domestic) or (       )        - (International), TDD or TTY: 1-800-       -       (Domestic) or (       )        -       (International), or send an e-mail to                     at                     @                    .com.

Sincerely,

David E.I. Pyott
Chairman of the Board, President
and Chief Executive Officer
Allergan, Inc.

                    , 2002

Dear Advanced Medical Optics, Inc. Stockholder,

      It is my pleasure to welcome you as a stockholder of Advanced Medical Optics, Inc., which will be publicly traded for the first time on or about                     , 2002. As part of Allergan, Inc., we have been a global leader in the design, development, manufacturing and marketing of ophthalmic surgical products and contact lens care products. Upon our separation from Allergan, we expect to have the second largest revenue of any ophthalmic surgical company in the markets in which we compete and expect to be the world’s second largest contact lens care company as measured by revenue. We will have operations in approximately 20 countries and market our products in approximately 60 countries.

      We believe that as an independent public company, Advanced Medical Optics will be positioned to continue to increase market share, target strategically important geographic regions and selectively expand our offerings to cover high-growth market segments in our industry. At Advanced Medical Optics, we will not be competing in the future for financial and managerial resources with the high growth pharmaceutical business of Allergan. We believe that we will be able to operate our business with even greater focus and agility. Additionally, we will be able to pursue strategic alliances and collaborations that are particularly beneficial to our businesses. Ultimately, we anticipate that our transition to an independent company will lead to additional innovative and improved products.

      We intend to strengthen our global leadership position in the growing, high-margin segments of the vision correction market by capitalizing on our independence from Allergan and our strong market positions in the ophthalmic surgical and contact lens care markets. As part of our strategy we intend to:

•	Build on our strong market position by increasing investment in attractive market segments and selected geographies to grow market share and profitability;

•	Leverage our global presence and extensive distribution network to broaden our product portfolio and service offerings;

•	Focus research and development efforts on next-generation technologies and devices that are safe, effective and address large unmet needs;

•	Continue to strengthen our global portfolio of brands by being the technology leader in our markets; and

•	Proactively pursue strategic alliances to maximize the potential of our brands and more efficiently build leading positions within the industry.

      Our experienced management team is eager to distinguish Advanced Medical Optics as a global leader through product and technology innovation and strong leadership. We are pleased that you, as a stockholder of Advanced Medical Optics, will participate in our mission and will share in this exciting business opportunity. I invite you to learn more about Advanced Medical Optics and our opportunities as an independent public company in the attached information statement.

Sincerely,

James V. Mazzo
President and Chief Executive Officer
Advanced Medical Optics, Inc.

Information contained herein is subject to completion or amendment. A registration statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission.

Preliminary and Subject to Completion, dated April 18, 2002

INFORMATION STATEMENT

DISTRIBUTION OF APPROXIMATELY                               SHARES OF COMMON STOCK

      We are furnishing this information statement to the stockholders of Allergan, Inc. in connection with Allergan’s distribution of all the outstanding shares of common stock of Advanced Medical Optics, Inc. to the holders of Allergan’s common stock. As of the date of this information statement, Allergan owns all of our outstanding common stock. On or prior to its distribution of our common stock, Allergan will have transferred to us the businesses described in this information statement.

      We expect the spin-off to occur on or about                               , 2002. If you are a holder of record of Allergan common stock at the close of business on                     , 2002, which will be the record date for the spin-off, you will be entitled to receive one share of our common stock for every                 shares of Allergan common stock that you hold on the record date. Each share of our common stock will have attached to it one preferred stock purchase right, the principal terms of which are described under “Description of Capital Stock — Stockholder Rights Plan.” Where appropriate, references in this information statement to our common stock include the associated preferred stock purchase rights.

      NO STOCKHOLDER APPROVAL OF THE DISTRIBUTION IS REQUIRED OR SOUGHT. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY. You will not be required to pay for the shares of our common stock received by you in the distribution, or to surrender or to exchange shares of Allergan common stock in order to receive our common stock or to take any other action in connection with the distribution. The distribution is intended to be tax free to you, except for any cash received in lieu of fractional shares, and Allergan expects to receive a ruling from the Internal Revenue Service to that effect.

      No current public trading market exists for our common stock, although it is expected that a “when issued” trading market may develop on or shortly before the record date for the spin-off. We intend to apply for our common stock to be listed on The New York Stock Exchange under the symbol “               ”.

      Owning shares of Advanced Medical Optics will involve risks. In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 15.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

      This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

      If you have inquiries related to the distribution, you should contact Allergan’s transfer agent,                               at                               , telephone  (Domestic) or                               (International), TDD or TTY: 1-800-231-5469 (Domestic) or (201) 329-8354 (International), or send an e-mail to                               at                               .com.

The date of this information statement is                     , 2002.

SUMMARY
Our Company
Our Strategy
The Distribution
SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION
THE DISTRIBUTION
RISK FACTORS
FORWARD-LOOKING STATEMENTS
CAPITALIZATION
DIVIDEND POLICY
SELECTED FINANCIAL INFORMATION
ADVANCED MEDICAL OPTICS, INC. UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
BUSINESS
ARRANGEMENTS BETWEEN ALLERGAN AND ADVANCED MEDICAL OPTICS
MANAGEMENT
OWNERSHIP OF OUR STOCK
DESCRIPTION OF CAPITAL STOCK
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
INDEMNIFICATION OF DIRECTORS AND OFFICERS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO COMBINED FINANCIAL STATEMENTS
SCHEDULE II ADVANCED MEDICAL OPTICS, INC. Valuation and Qualifying Accounts Years ended December 31, 2001, 2000 and 1999
EXHIBIT 99.1

INFORMATION STATEMENT

      All references to “Advanced Medical Optics”, “we”, “our” or “us” and similar terms in this information statement refer to Advanced Medical Optics, Inc., together with its subsidiaries. All references to “Allergan” in this information statement refer to Allergan, Inc. together with its subsidiaries.

      We own or have rights to trademarks or tradenames that we use in conjunction with the sale of our products, including, without limitation, each of the following: Allervisc®, Amadeus™, Array®, Blink-n-Clean®, ClariFlex®, ComfortPLUS™, Complete®, Consept F®, Consept 1 Step®, Diplomax®, Injector Ring™, OptiEdge™, Oxysept 1 Step®, PhacoFlex II® SI30NB®, SI40NB®, and SI55NB®, Prestige®, Sensar®, Sovereign®, The Unfolder®, Total Care®, UltraCare®, Ultrazyme®, Vitrax® and Whitestar™. In addition to its trademark or tradename, many of our products produced prior to the distribution also bear the Allergan name. Any product produced after the distribution will continue to be marketed under its existing trademark or tradename, but will, following a short transition period, bear our name in place of the Allergan name. This information statement also makes reference to trademarks of other companies.

      Statements in this information statement about our market share are based on our internal estimates, which are derived from various industry sources that track activity within the top ten ophthalmic surgical and contact lens care markets in the world.

i

SUMMARY

      The following is a summary of some of the information contained in this information statement. In addition to this summary, we urge you to read the entire information statement carefully, especially the risks of investing in our common stock discussed under “Risk Factors” and our combined financial statements.

Our Company

      We are a global optical medical device company with leadership positions in the vision correction markets in which we compete. The focus of our business is on developing a broadened suite of innovative technologies and devices to address a wide range of eye disorders. Stemming from Allergan’s reputation for high quality products and customer service built over greater than 50 years, we believe that our products are among the most trusted and recognized brands in our industry. As measured by revenue, we are the second largest company in the worldwide ophthalmic surgical products markets in which we compete, namely the development, manufacturing and marketing of intraocular lenses, phacoemulsification systems, viscoelastics, microkeratomes and surgical packs containing items used in cataract surgery. We are also the second largest company in the worldwide contact lens care market as measured by revenue, offering a broad range of contact lens care products for use with every available type of contact lens. Our products in these markets include disinfecting solutions to destroy harmful microorganisms in and on the surface of contact lenses, daily cleaners to remove undesirable film and deposits from contact lenses, enzymatic cleaners to remove protein deposits from contact lenses and lens rewetting drops to provide added wearing comfort.

      Allergan is spinning off our company by way of a pro-rata distribution to its stockholders of all of our shares of common stock. Following our spin-off from Allergan, we will be an independent public company and Allergan will have no continuing stock ownership in us. Currently, Allergan operates two distinct businesses: the specialty pharmaceuticals business and the optical medical device business. The optical medical device business, which will be owned and operated by us after the distribution, also consists of two businesses: ophthalmic surgical devices and contact lens care products. The following chart illustrates the division of businesses and products that will exist following the distribution:

Specialty Pharmaceutical Products

•	Prescription and non-prescription products designed to treat diseases and disorders of the eye, such as glaucoma, inflammation, infection and allergy.

•	Products designed to treat ocular surface disease and ocular surface conditions, including ocular tears and ocular decongestants such as the Refresh brand of products.

•	Prescription and over-the-counter product lines designed for skin care.

•	Biologic products, such as Botox, which is used to treat neuromuscular disorders and specific cosmetic applications in approved markets.

Ophthalmic Surgical Devices

•	Intraocular lenses, such as our ARRAY multifocal and SENSAR acrylic lenses. These lenses are used to replace the natural lens of the eye in refractive and/or cataract surgery.

•	Phacoemulsification equipment, such as our SOVEREIGN system, which is used in cataract surgery to facilitate removal of the natural lens.

•	Insertion devices, such as THE UNFOLDER systems, which are used during cataract surgery to implant the intraocular lenses.

•	Viscoelastics, such as VITRAX, which are used during cataract surgery to help the eye maintain its shape.

•	The AMADEUS microkeratome, which is used to create a flap on the cornea as the first step in performing laser vision correction procedures.

Contact Lens Care Products

•	Single-bottle, multi-purpose cleaning and disinfecting solutions that destroy harmful microorganisms in, and remove protein deposits from, the surface of contact lenses. Our premier brands in this market include COMPLETE and OXYSEPT 1 STEP.

•	Daily cleaners that remove undesirable film and deposits from contact lenses, such as our CONSEPT F, OXYSEPT and ULTRACARE brands.

•	Enzymatic cleaners that remove protein deposits from contact lenses, such as our ULTRACARE cleaner.

•	Lens rewetting drops that provide contact wearers with added comfort, such as our COMPLETE BLINK-N-CLEAN and COMPLETE lens rewetters.

Our Strategy

      We intend to strengthen our global leadership position in the growing, high-margin segments of the vision correction market by capitalizing on our independence from Allergan and our strong market positions in the ophthalmic surgical and contact lens care markets. As part of our strategy we intend to:

•	Build on our strong market position by increasing investment in attractive market segments and selected geographies to grow market share and profitability;

•	Leverage our global presence and extensive distribution network to broaden our product portfolio and service offerings;

•	Focus research and development efforts on next-generation technologies and devices that are safe, effective and address large unmet needs;

•	Continue to strengthen our global portfolio of brands by being the technology leader in our markets; and

•	Proactively pursue strategic alliances to maximize the potential of our brands and more efficiently build leading positions within the industry.

We believe that executing our strategy should enable us to capture increasing market share in the attractive segments of the ophthalmic surgical and contact lens care markets and achieve profitable growth in our revenues.

Our market share

The Distribution

      Please see “The Distribution” for a more detailed description of the matters described below.

Distributing Company	Allergan, Inc., headquartered in Irvine, California, is a technology-driven, global health care company that develops and commercializes specialty pharmaceutical products for the ophthalmic, neurological, dermatological and other specialty markets as well as ophthalmic surgical devices and contact lens care solutions.

Distributed Company	Advanced Medical Optics, Inc., which will own the optical medical device business formerly conducted by Allergan and described in this information statement. We describe in this information statement the optical medical device business as if it was our business for all historical periods described. Accordingly, our historical financial results as part of Allergan contained in this information statement may not reflect our financial results in the future as an independent company or what our financial results would have been had we been a stand-alone company during the periods presented.

Distribution Ratio	Each holder of Allergan common stock will receive a dividend of one share of our common stock for every shares of Allergan common stock held on the record date.

Securities to be Distributed	Based on the number of shares of Allergan common stock outstanding on 2002, excluding treasury stock and assuming no exercise of outstanding options, approximately shares of our common stock will be distributed. Each share of our common stock will have attached to it one preferred stock purchase right. The shares of our common stock to be distributed will constitute all of the outstanding shares of our common stock immediately prior to distribution. You will not be required to pay for the shares of our common stock to be received by you in the distribution or to surrender or exchange your shares of Allergan common stock in order to receive our common stock or to take any other action in connection with the distribution.

Fractional Shares	We will not distribute fractional shares of our common stock in the distribution. Rather, as soon as practicable after the distribution, the distribution agent will aggregate all fractional shares into whole shares and then sell the whole shares in the open market at prevailing market prices. The distribution agent, in its sole discretion, without influence from Allergan or us, will determine when, how, through which broker-dealer and at what price to sell the whole shares. Any broker-dealer selected by the distribution agent will not be an affiliate of Allergan or us. Following the sale, the distribution agent will distribute the aggregate net cash proceeds to you, if you would otherwise have received fractional shares of our common stock. These sale proceeds generally will be taxable to you.

Distribution Agent, Transfer Agent and Registrar for the Shares	will be the distribution agent, transfer agent and registrar for the shares of our common stock. is an independent agent, not affiliated with Allergan or us.

Record Date	The record date is the close of business on , 2002.

Distribution Date	The distribution is expected to be effective on or about , 2002.

Federal Income Tax Consequences of the Distribution	Allergan has conditioned the distribution on the receipt of a satisfactory private letter ruling from the Internal Revenue Service to the effect that the distribution will qualify as a tax-free distribution to Allergan and its stockholders under Section 355 of the Internal Revenue Code of 1986, as amended. This ruling will be based on various factual assumptions and representations, which, if incorrect in any material respect, could jeopardize the ability to rely on the ruling. The Allergan board of directors has discretion to waive the requirement that a tax ruling be received as a condition to Allergan’s obligation to proceed with the distribution. In this event, the board may, but is not required to, seek a tax opinion from its tax advisor to the effect that the distribution will qualify as a tax-free distribution to Allergan and its stockholders. If the distribution were not to qualify as a tax-free distribution under Section 355 of the Internal Revenue Code of 1986, as amended:

• Allergan would be subject to a corporate level tax on the amount by which the fair market value of our common stock distributed in the distribution exceeded Allergan’s basis in such stock. We have agreed to indemnify Allergan if our actions or the actions of any of our affiliates result in this tax liability; and

• Allergan’s stockholders in the distribution would be subject to tax based on the fair market value of the shares of our common stock received.

Stock Exchange Listing	No public market for our common stock currently exists. We intend to apply for our common stock to be listed on the New York Stock Exchange under the symbol “ ”. We anticipate that trading will commence on a when-issued basis prior to the distribution. When-issued trading refers to a transaction made conditionally because the security has been authorized but not yet issued. On the first trading day following the distribution date, when-issued trading in respect of our common stock will end and regular-way trading will begin. Regular-way trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of the transaction. We cannot predict the trading prices for our common stock before or after the distribution date; however, we believe the presence of a when-issued trading market prior to the distribution may have a stabilizing effect on the price of our common stock following the distribution.

Incurrence of Debt	We plan to enter into an agreement to issue senior subordinated notes in an aggregate principal amount of approximately $175 million, with an anticipated term of at least seven years. We also plan to enter into one or more senior secured credit facilities that provide for a term loan of approximately $100 million and a revolving line of credit of between $30 million and $50 million. We intend to use the proceeds from the issuance of the notes and borrowings under the term loan portion of the credit facilities:

• to repay approximately $90 million borrowed by us from subsidiaries of Allergan to purchase various assets from Allergan in connection with its restructuring and our formation;

• to pay a distribution of approximately $81 million to Allergan in exchange for various assets contributed to us immediately prior to giving effect to the distribution, which proceeds will be used by Allergan to repay existing borrowings;

• to repay approximately $95 million of non-U.S. liabilities that we will assume from Allergan as part of its restructuring; and

• to pay approximately $9 million of fees and expenses related to the financings.

Allergan has conditioned the distribution on, among other things, our ability to complete the debt offerings described above.

We intend to use our revolving line of credit for future capital expenditures and working capital, if needed.

Our Relationship with Allergan after the Distribution	Following the distribution, we will be an independent public company and Allergan will have no continuing stock ownership interest in us. Prior to the distribution, we will enter into a contribution and distribution agreement and several ancillary agreements with Allergan for the purpose of accomplishing the contribution of Allergan’s optical medical device business to us and the distribution of our common stock to Allergan’s stockholders. These agreements also will govern the relationship between Allergan and us subsequent to the distribution and provide for the allocation of employee benefits, tax and other liabilities and obligations attributable to periods prior to and, in some cases, after the distribution. These agreements also include arrangements with respect to interim services. The contribution and distribution agreement includes an agreement that we generally will indemnify Allergan against liabilities arising out of the optical medical device business and that Allergan generally will indemnify us against liabilities arising out of Allergan’s retained businesses.

Post-Distribution Dividend Policy	We do not anticipate paying any dividends on our common stock in the foreseeable future. The payment and amount of dividends by us after the distribution, however, will be subject to the discretion of our board of directors.

Anti-Takeover Effects	In connection with the distribution, we will agree to indemnify Allergan for the tax resulting from any acquisition or issuance of our stock that triggers the application of Section 355(e) of the Internal Revenue Code of 1986, as amended, and we will be required to satisfy various requirements, including obtaining the approval of Allergan before engaging in specified transactions relating to the distribution that involve the acquisition of our stock or the issuance of our stock. See “Arrangements Between Allergan and Advanced Medical Optics — Tax Sharing Agreement.” These obligations could discourage, delay or prevent a change of control of Advanced Medical Optics. Some provisions of our certificate of incorporation and by-laws and provisions of Delaware law, as each will be in effect following the distribution, may also have the effect of making more difficult an acquisition of control of us in a transaction not approved by our board of directors. Our rights agreement will also make more difficult an acquisition of control of us in a transaction not approved by our board of directors. See “Description of Our Capital Stock — Anti-takeover Provisions.”

Risk Factors	The distribution and ownership of our common stock involves various risks. You should carefully consider the matters discussed under “Risk Factors.”

Our Principal Executive Offices	Until new offices are identified, our principal executive offices will be located at 2525 Dupont Drive, Irvine, CA 92612, and our telephone number will be (714) 246-4500.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

      The following table sets forth our summary historical financial information derived from our combined financial statements for the years ended and as of December 31, 2001, 2000, 1999, 1998 and 1997 and pro forma financial information for the year ended and as of December 31, 2001. The summary financial information may not be indicative of our future performance as an independent company. It should be read in conjunction with “Selected Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the unaudited pro forma combined financial statements and corresponding notes and the combined financial statements and corresponding notes included elsewhere in this information statement.

      The pro forma adjustments are based upon available information and assumptions that we believe are reasonable. Please see the notes to the unaudited pro forma combined financial statements included elsewhere in this information statement for a discussion of how these adjustments are presented in the pro forma combined financial statements.

	For the Year Ended December 31,

	2001	2000	1999	1998	1997

	(in thousands)
Statement of Operations Data
Net sales	$543,095	$570,573	$577,644	$545,715	$555,712
Gross margin	331,005	339,147	341,642	309,234	312,802
Operating income	79,130	70,459	64,738	4,317	66,342
Net earnings (loss)	54,959	49,180	44,450	(3,575)	44,137

	As of December 31,

	2001	2000	1999	1998	1997

	(in thousands)
Balance Sheet Data
Current assets	$210,552	$228,942	$234,538	$212,692	$225,267
Total assets	377,466	404,655	436,532	420,566	432,356
Current liabilities	85,551	87,165	113,177	74,533	62,707
Long-term debt, net of current portion	75,809	100,364	83,232	86,987	78,742

For the Year Ended
December 31,
2001

(in thousands)
Pro Forma Statement of Earnings Data
Net sales	$543,095
Gross margin	324,205
Operating income	49,630
Net earnings	16,247

As of
December 31,
2001

(in thousands)
Pro Forma Balance Sheet Data
Current assets	$210,552
Total assets	386,334
Current liabilities	67,563
Long-term debt, net of current portion	274,000

THE DISTRIBUTION

Background

      Allergan was originally incorporated in California in 1948, became known as Allergan Corporation in 1950 and reincorporated in Delaware in 1977. In 1980, Allergan was acquired by SmithKline Beecham Corporation (now part of Glaxo SmithKline), or SmithKline. Allergan operated as a wholly owned subsidiary of SmithKline from 1980 until 1989, when it again became a stand-alone company through a spin-off distribution by SmithKline.

      Allergan is a technology-driven, global health care company that develops and commercializes specialty pharmaceutical products for the ophthalmic, neurological, dermatological and other specialty markets as well as ophthalmic surgical devices and contact lens care solutions. Currently, Allergan operates two distinct businesses: the specialty pharmaceuticals business and the optical medical device business. The specialty pharmaceuticals business is composed of three product lines: the eye care pharmaceuticals product line, which develops, manufactures and markets prescription and non-prescription products designed to treat disorders of the eye; the skin care product line, which primarily develops, manufactures and markets products designed to treat plaque psoriasis and acne and alpha hydroxy acid products for cosmetic use; and Botox purified neurotoxin complex for the treatment of neuromuscular disorders characterized by involuntary muscle movements or spasms as well as specific cosmetic applications.

      Allergan’s optical medical device business, which will be owned and operated by us immediately after the distribution, consists of two businesses:

•	the ophthalmic surgical products business, which develops, manufactures and markets products that include artificial lenses for the eye, called intraocular lenses, and equipment for cataract and refractive eye surgery; and

•	the contact lens care products business, which develops, manufactures and markets a broad range of products for use with every available type of contact lens.

      The growth in Allergan’s specialty pharmaceuticals business, the changing economics of this business and the resulting changes in the predominant characteristics and focus of Allergan’s management, has made it increasingly difficult for Allergan to take maximum advantage of the opportunities available to each business. Accordingly, at meetings of the Allergan board of directors on July 23, 2001, September 26, 2001, November 29, 2001 and January 18, 2002, the board explored strategic alternatives available for resolving the difficulties created by the diverging characteristics of the specialty pharmaceuticals business and the optical medical device business. The board was assisted in this process by its financial advisors. The board evaluated a number of alternatives, including the potential advantages and disadvantages of:

•	continuing Allergan’s current structure, including both the specialty pharmaceuticals business and the optical medical device business;

•	pursuing a sale of the optical medical device business; and

•	conducting a spin-off of the optical medical device business to separate it from the specialty pharmaceuticals business.

      The board considered and discussed with its financial advisors a number of financial analyses, including financial forecasts prepared by Allergan’s management with respect to the specialty pharmaceuticals business and the optical medical device business as stand-alone companies. The board also reviewed Allergan’s most recent stock trading price and trading multiples and the trading prices and trading multiples of other companies in the specialty pharmaceuticals and medical device industries. After careful consideration, on January 18, 2002, the board decided to pursue a spin-off transaction, in which all of the optical medical device business would be contributed to a newly formed entity, Advanced Medical Optics, and all of the outstanding common stock of Advanced Medical Optics would be distributed to the stockholders of Allergan. In the distribution, you will receive as a dividend on your Allergan shares, one

share of our common stock for every                     shares of Allergan common stock you own on                     , 2002, the record date. The distribution is subject to several conditions which are discussed in greater detail below.

      The primary corporate purpose for the distribution is to enhance the success of both the specialty pharmaceuticals business and the optical medical device business by resolving problems that have evolved, and are exacerbated by, the operation of both businesses within a single affiliated group of corporations. Recognizing each business’s own substantially different financial, investment and operating characteristics, human resource demands, return on invested capital profiles, capital requirements and growth opportunities, Allergan expects that the separation of the specialty pharmaceuticals business from the optical medical device business will enable the independent management of each business to adopt strategies and pursue objectives that are appropriate to its respective business enterprise. The Allergan board concluded that this business purpose is not achievable under Allergan’s current single corporate group structure.

Reasons for the Distribution

      The decision of Allergan’s board to pursue the distribution was based, in part, on the following considerations and assumptions, among others:

Fundamental Business Differences. The specialty pharmaceutical business and the optical medical device business have fundamentally distinct characteristics. These businesses operate in markets of different sizes, with different growth drivers, growth rates, customers and competitors. Operationally, the Allergan board of directors determined that these businesses demand different management skills and resources and are characterized by distinct approaches to both research and development and sales and marketing.

Growth Drivers and Growth Rates. Growth of the specialty pharmaceutical business is driven primarily by the introduction of novel and differentiated products that address existing patient diseases or maladies. Growth of the optical medical device business, however, is driven primarily by innovations in the medical device technologies used to correct refractive error or to enhance contact lens wear comfort. While Allergan’s success in the specialty pharmaceutical business has been primarily determined by its ability to innovate through new pharmaceutical product discovery and development, Allergan’s success in the optical medical device business has been primarily a function of its ability to consistently provide eye care professionals with ophthalmic surgical and contact lens care products that have discernible technological benefits over those of its competitors.

Since 1996, the specialty pharmaceuticals business has achieved exceptional year-over-year growth in sales and profitability and has become Allergan’s principal business focus. In 1996, the specialty pharmaceuticals business accounted for approximately 49% of Allergan’s consolidated sales; in 1999 that figure increased to approximately 59% and reached approximately 67% in 2001. The optical medical device business, while profitable and growing, has come to represent a smaller portion of Allergan’s overall business and is growing at a slower rate than the specialty pharmaceuticals business. The optical medical device business represented approximately 33% of Allergan’s sales in 2001, a decrease from approximately 51% in 1996.

Research and Development. Each of the specialty pharmaceutical business and the optical medical device business has been distinguished by the type, intensity, cost and risk of the research and development initiatives required to promote that business. Typically, the development of specialty pharmaceutical products requires a significant investment of time and capital resources. These development efforts often fail to result in a product that can be commercialized. In contrast, the average product lifecycle time and product development cost in the optical medical device market is significantly lower. In addition, while research and development personnel in the specialty pharmaceutical business typically have educational backgrounds and expertise in areas such as biology, medicine, biochemistry and toxicology, research and development personnel in the surgical device business are experts in engineering, materials research and software, and research and development personnel in the contact lens care market are experts in chemistry and formulations.

Sales and Marketing. Each of the specialty pharmaceutical, ophthalmic surgical device and contact lens care businesses require different approaches to sales and marketing activities. This is primarily because the purchase decision makers and purchase criteria for each of these businesses is distinct. For example, the primary decision maker for pharmaceutical purchases is usually a physician, such as an ophthalmologist, dermatologist or neurologist, who does not directly buy pharmaceuticals, but instead influences the demand for them through prescriptions. By contrast, the primary decision maker for purchases of ophthalmic surgical products is generally an eye care professional or the purchasing agent of a healthcare facility, such as a hospital or ambulatory surgical center, and the primary decision maker for purchases of contact lens care products on a global basis is usually an optician, optometrist or ophthalmologist, with consumers playing a significant role in the United States. Accordingly, distribution channels for each business are also distinct. In the specialty pharmaceutical market, prescriptions for products are typically filled by pharmacists at retail pharmacies (with the exception of Botox, which is often distributed directly to physicians). In the ophthalmic surgical market, products are sold directly to individual surgeons, hospitals and clinics, while in the contact lens care market, products are distributed directly to retail stores and to eye care professionals, who provide them to consumers.

Lack of Synergies. Primarily as a result of the substantial operational differences between the specialty pharmaceutical and the optical medical device businesses and based on advice from management and outside advisors, the Allergan board determined that there are no significant synergies in the key operational areas of research and development, sales and marketing or manufacturing.

The research and development functions of the specialty pharmaceutical business are more labor and capital intensive, require a different talent base and conduct research of a different type then their corresponding departments within the optical medical device business. As previously described, the sales and marketing approaches for the markets addressed by each of the businesses are quite distinct, with distinct customers and distribution channels. In addition, the products produced, technologies employed and manufacturing operations for each of the businesses are quite different, with each business generally using its own manufacturing technologies and manufacturing lines. Accordingly, the Allergan board believes that these organizations can be separated along clearly delineated lines.

The technology used by the optical medical device business is different from the technology used by the specialty pharmaceutical business, and technological evolution in those markets is of a different type. Key technology developments for the optical medical device business will include, for example, development of new materials, product designs and surgical techniques specifically tailored to ophthalmic surgical procedures, as well as disinfecting solutions, cleaners, and rewetting drops designed to be compatible with, and enhance the wearing of, contact lenses. The focus of technological change in the specialty pharmaceuticals business is on developing new pharmaceutical products. The separation of the two businesses will allow both companies to focus greater attention and financial resources on the technologies most important to the long-term growth of their respective businesses, without distraction from research and development needs and technological changes in each other’s other industries.

The Allergan board believes that the lack of synergy between the specialty pharmaceutical and the optical medical device businesses has detracted from overall management efficiency and created tensions between the management and employees of the specialty pharmaceutical business, on the one hand, and the optical medical device business on the other, over strategic direction, business expansion opportunities, employee retention and compensation, and resource allocation. The distribution will permit management of each company to focus solely on its respective business.

Allocation of Capital and Other Resources. As the specialty pharmaceutical business has rapidly expanded in recent years, Allergan’s management and its board have been required to devote an ever increasing portion of their time and attention to that business. Allergan has relied heavily on the returns of its specialty pharmaceutical business to achieve its targeted growth rates and has decreased investment levels, both capital and managerial, in the optical medical device business. This reduction in investment has occurred despite the optical medical device business providing positive cash flow to Allergan’s operations. Rather than being reinvested into the optical medical device business, however, the cash generated has been largely diverted to the specialty pharmaceutical business to support new drug development initiatives. The distribution will allow each company the opportunity to adopt resource allocation policies that best reflect the cash flow, investment requirements, competitive environment, corporate strategy and business objectives of that company’s businesses.

Develop Targeted Incentives for Employees and Greater Accountability. The distribution will permit each company to implement employee compensation and benefit programs, including stock-based and other incentive programs, that reward employees of each company based on the success of the individual company’s operations. Both companies expect the motivation of their employees and the focus of their management to be strengthened by incentive compensation programs that are tied to their core businesses’ financial results and the market performance of their common stock, without regard to the performance of other businesses that are dependent on different growth and performance profiles. As a result, both companies expect the distribution to enhance their ability to attract and retain qualified personnel.

Direct Access to Capital Markets. After the distribution, Allergan and Advanced Medical Optics will no longer need to compete with each other for limited capital resources, and each company will be able to access the capital markets directly to issue additional debt or equity securities. As a result of the defined focus of each company, investors should be better able to evaluate the different strategies, investment profiles, operating characteristics and credit fundamentals of the two companies, thereby enhancing the likelihood that each company will achieve appropriate market valuations. As a result, the management of each company will be able to adjust goals and evaluate strategic opportunities in light of investor expectations within its respective industry, without undue attention to investor expectations in other industries. In addition, each company will be able to focus its public relations efforts on cultivating its own separate identity.

Manner of Effecting the Distribution

      The general terms and conditions relating to the distribution will be set forth in a contribution and distribution agreement between Allergan and us. Under the contribution and distribution agreement, the distribution is expected to be effective at                     Pacific Time on the distribution date,                     , 2002. After the distribution, you will own Advanced Medical Optics common stock as well as continue to own Allergan common stock. If you own Allergan common stock in registered form on the record date, our transfer agent will credit your shares of our common stock to book entry accounts established to hold your Advanced Medical Optics common stock. Our distribution agent will send you a statement reflecting your ownership of our common stock. Book entry refers to a method of recording stock ownership in our records in which no physical certificates are used. If you own Allergan common stock through a broker or other nominee, your shares of our common stock will be credited to your account by the broker or other nominee. Following the distribution, if your shares were held in book entry form you may request that your shares of our common stock be transferred to a brokerage or other account at any time, as well as delivery of physical stock certificates for your shares, in each case without charge by us or Allergan.

      You will not be issued fractional shares of our common stock as part of the distribution. Instead, the distribution agent will, as soon as is practicable on or after the distribution date, aggregate into whole shares the fractional shares of our common stock that would have otherwise been distributed and sell them in the open market at the prevailing market prices. The distribution agent, in its sole discretion, without any influence by Allergan or us, will determine when, how, through which broker-dealer and at what price to sell the whole shares. Any broker-dealer used by the distribution agent will not be an affiliate of either Allergan or us. Following the sale, the distribution agent will distribute the aggregate sale proceeds ratably to you, assuming you were otherwise entitled to receive fractional shares. The amount of this payment will depend on the prices at which the aggregated fractional shares of our common stock are sold by the distribution agent in the open market. We will be responsible for any payment of brokerage fees. We do not expect that the amount of these brokerage fees will be material to us. The receipt of cash in lieu of fractional shares of our common stock will generally be taxable to you. NEITHER ALLERGAN, THE DISTRIBUTION AGENT NOR WE GUARANTY THAT YOU WILL RECEIVE ANY MINIMUM SALE PRICE FOR YOUR FRACTIONAL SHARES OF OUR COMMON STOCK. YOU WILL NOT BE PAID ANY INTEREST ON THE PROCEEDS OF THE SALE.

      You must be a stockholder of Allergan on                     , 2002, the record date, in order to participate in the distribution. No other action is necessary on your part in order to receive the shares of our common stock and related rights in the distribution. You do not need to pay any consideration to Allergan or us and you do not need to surrender or exchange any shares of Allergan stock in order to receive your shares of our common stock in the distribution. The distribution will not affect the number of outstanding shares of Allergan stock or the number of shares of Allergan stock that you own. DO NOT SEND YOUR STOCK CERTIFICATES TO ALLERGAN, THE DISTRIBUTION AGENT OR US.

Treatment of Options and Restricted Stock

      Generally, any outstanding options to purchase Allergan common stock issued under an Allergan stock plan will remain outstanding and will be adjusted to reflect the economic value of the distribution but will continue to represent only the right to purchase Allergan stock. However, unvested options to purchase Allergan common stock issued under the Allergan, Inc. Incentive Compensation Plan to Allergan employees that become our employees in connection with the distribution will be cancelled and reissued as new options to acquire our common stock that represent approximately the same economic value as the cancelled options.

      Restricted shares of Allergan stock that are outstanding on the record date for the distribution will receive the dividend of one share of our common stock for each                      shares of Allergan restricted stock in the distribution. The shares of our common stock that are distributed in respect of restricted shares of Allergan stock will be subject to the same restrictions applicable to those restricted Allergan shares.

      For a more detailed explanation of the treatment of options and restricted stock that are held by persons that will be employed by us after the distribution, please see “Arrangements between Allergan and Advanced Medical Optics — Employee Matters Agreement.”

Results of the Distribution

      After the distribution, we will be an independent public company owning and operating what has previously been Allergan’s optical medical device business. Immediately after the distribution, we expect to have approximately 7,500 holders of record of our common stock and approximately                      shares of our common stock outstanding, based on the number of record stockholders and                     outstanding shares of Allergan common stock on March 31, 2002, excluding treasury stock and assuming no exercise of outstanding options. The actual number of shares to be distributed will be determined on the record date.

      The distribution will not affect the number of outstanding shares of Allergan common stock or any rights of Allergan stockholders.

      Prior to the distribution, we will enter into several agreements with Allergan in connection with, among other things, transition services that will be provided to us by Allergan. For a more detailed description of these agreements, please see “Arrangements Between Allergan and Advanced Medical Optics.”

Incurrence of Debt

      Prior to the distribution, we intend to complete an offering of senior subordinated notes in the principal amount of approximately $175 million, with an anticipated term of at least seven years. These notes will be offered to qualified institutional buyers in an offering pursuant to Rule 144A under the Securities Act of 1933. The terms of the notes are not currently known. These terms will be determined by market conditions at the time the notes are issued. It is likely that the terms of the notes will provide restrictions on our ability to incur further debt, effect transactions with our affiliates, effect acquisitions, mergers or consolidations with third parties, place liens on our assets and pay dividends.

      In addition to the senior subordinated note offering, we plan to enter into one or more senior secured credit facilities which will provide for a term loan of approximately $100 million and a revolving line of credit of between $30 million and $50 million. We anticipate that we will pledge a substantial portion of our assets as security for the repayment of the credit facility, subject to customary exceptions and limitations.

      The proceeds from the issuance of the notes and borrowings under the term loan portion of the credit facilities will be used:

•	to repay approximately $90 million borrowed by us from subsidiaries of Allergan to purchase various assets from Allergan in connection with its restructuring and our formation;

•	to pay a distribution of approximately $81 million to Allergan in exchange for various assets contributed to us immediately prior to giving effect to the distribution, which proceeds will be used by Allergan to repay existing borrowings;

•	to repay approximately $95 million of non-U.S. liabilities that we will assume from Allergan as part of its restructuring; and

•	to pay approximately $9 million of fees and expenses related to the financings.

      Allergan has conditioned the distribution on, among other things, our ability to complete the debt offerings described above.

      We intend to use our revolving line of credit for future capital expenditures and working capital, if needed.

      After giving pro forma effect to the debt refinancing, the repayment of indebtedness and distribution as if they had occurred on December 31, 2001, we would have had total indebtedness of approximately $275 million. The determination of the amount of debt that we plan to incur was determined by Allergan management based on estimated cash needs, cash flows and appropriate debt to equity ratios of our company after the distribution. In making this determination, Allergan’s management considered the impact that the amount of debt would have on the credit rating of our company, the ability of Allergan to obtain credit arrangements for our company and the ability of our company to service its debt after the distribution.

U.S. Federal Income Tax Consequences of the Distribution

      The following summary of the material United States federal income tax consequences to the holders of Allergan common stock in connection with the distribution is based upon current provisions of the Internal Revenue Code of 1986, as amended, referred to as the Internal Revenue Code, currently applicable Treasury regulations, and judicial and administrative rulings and decisions as of the date of this information statement. Legislative, judicial or administrative changes may be forthcoming that could alter or modify these statements, possibly on a retroactive basis. The summary does not purport to deal with all aspects of federal income taxation that may affect particular holders of Allergan common stock in light of their individual circumstances, nor with certain types of holders subject to special treatment under the federal income tax laws (e.g., life insurance companies, tax-exempt organizations, financial institutions or broker-dealers, holders owning stock as part of a “straddle,” “hedge” or “conversion transaction,” holders who acquired their Allergan common stock upon the exercise of an employee stock option or otherwise as compensation, and holders of Allergan common stock who are neither citizens nor residents of the United States, or that are foreign corporations, foreign partnerships or foreign estates or trusts for U.S. federal income tax purposes). In addition, the summary assumes that each Allergan stockholder holds his or her shares of Allergan common stock as capital assets. CONSEQUENTLY, YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF THE DISTRIBUTION IN LIGHT OF YOUR OWN SITUATION, INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL OR FOREIGN INCOME AND OTHER TAX LAWS.

Consequences of the Distribution to Allergan and Allergan Stockholders

      Allergan has conditioned the distribution on the receipt of a satisfactory private letter ruling from the Internal Revenue Service. See “Risk Factors — We may be responsible for federal income tax liabilities that relate to the distribution of our common stock by Allergan.” Allergan has requested such a ruling from the Internal Revenue Service to the effect that the distribution will qualify as a tax-free distribution under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code, and therefore that, among other things:

•	No gain or loss will be recognized by, and no amount will be included in the income of, a holder of Allergan common stock upon the stockholder’s receipt of our common stock in the distribution;

•	No gain or loss will be recognized by Allergan with respect to the distribution of our common stock in the distribution;

•	The aggregate bases of the Allergan common stock and our common stock received by an Allergan stockholder in the distribution will be the same as the aggregate basis of the Allergan common stock held by that stockholder immediately before the distribution, allocated in proportion to the fair market value of the Allergan common stock and our common stock; and

•	The holding period of the shares of our common stock each Allergan stockholder receives in the distribution will include the holding period of the stockholder’s Allergan common stock with respect to which our common stock was received in the distribution.

      Allergan has also requested other related rulings from the Internal Revenue Service, including rulings to the effect that certain of the transactions included in the restructuring of Allergan undertaken in conjunction with our formation and the distribution will be tax free to Allergan and its subsidiaries for federal income tax purposes. These transactions are intended to divide the businesses of Allergan between Allergan and us. See “Arrangements Between Allergan and Advanced Medical Optics — Contribution and Distribution Agreement.”

      Even if these rulings are obtained, you should be aware that private letter rulings, while generally binding upon the Internal Revenue Service, are subject to various factual representations and assumptions. If these factual representations and assumptions were incorrect in any material respect, the ability to rely on such a ruling could be jeopardized. We are not aware of any facts or circumstances that would cause such representations and assumptions to be untrue. We have agreed to restrictions on our future actions to provide further assurances that the distribution will have tax-free status. See “Arrangements Between Allergan and Advanced Medical Optics — Tax Sharing Agreement.”

      Although we believe that the rulings requested by Allergan are consistent with the Internal Revenue Code and the authorities thereunder, we cannot be certain whether the Internal Revenue Service will issue a tax ruling that is satisfactory to Allergan and us. Under the contribution and distribution agreement, the Allergan board of directors has discretion to waive the requirements that a tax ruling be received as a condition to Allergan’s obligation to proceed with the distribution and to instead proceed without such a ruling. In this case, the Allergan board of directors may, but is not required to, seek a tax opinion from its tax advisor, to the effect that the federal income tax consequences of the distribution to Allergan and Allergan stockholders will be as described above. The ability to deliver such opinion will be based on an analysis of the facts and law as they may exist on the date of the distribution. Such an opinion will not be binding on the Internal Revenue Service or any court, and accordingly, we cannot assure you that the Internal Revenue Service will not take a position contrary to such opinion or that such opinion will be upheld by the courts if challenged by the Internal Revenue Service.

      If the distribution were not to qualify for tax-free treatment under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code, Allergan would recognize a gain equal to the excess of the fair market value of our common stock distributed to Allergan stockholders over Allergan’s basis in such stock. Any resulting corporate income tax on such gain would be payable by Allergan and could be substantial. We have agreed to indemnify Allergan if our actions or the actions of any of our affiliates result in the tax liability described above. In addition, each Allergan stockholder who received shares of our common stock would be treated as if such stockholder had received a taxable distribution in an amount equal to the fair market value of our common stock received, which would generally result in:

•	a taxable dividend to the extent of such stockholder’s pro rata share of Allergan’s current and accumulated earnings and profits;

•	a reduction in such stockholder’s basis (but not below zero) in Allergan common stock to the extent the amount received exceeds such stockholder’s share of Allergan’s earnings and profits; and

•	a taxable gain from the exchange of Allergan common stock to the extent the amount received exceeds both such stockholder’s share of Allergan’s earnings and profits and such stockholder’s basis in Allergan common stock.

      For a description of the tax sharing agreement under which Allergan and we have provided for various tax matters, see “Arrangements Between Allergan and Advanced Medical Optics — Tax Sharing Agreement.”

Listing and Trading of Our Common Stock

      No public market for our common stock currently exists. We intend to apply to list our common stock on the New York Stock Exchange under the symbol “               ”. We anticipate that trading will commence on a when-issued basis prior to the distribution. When-issued trading refers to a transaction made conditionally because the security has been authorized but not yet issued. On the first trading day following the distribution date, when-issued trading in our common stock will end and regular-way trading will begin. Regular-way trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of a transaction.

      We cannot assure you of the price at which our common stock will trade before, on or after the distribution date. Although the price at which our stock trades may fluctuate significantly until our common stock is fully distributed and an orderly market develops, we believe the presence of a when-issued trading market may have a stabilizing effect on the price of our common stock following the distribution. In addition, the combined trading prices of our common stock and Allergan common stock held by stockholders after the distribution may be less than, equal to or greater than the trading price of Allergan common stock prior to the distribution.

      The shares of our common stock that you receive will be freely transferable unless you have a special relationship or affiliation with us. You may be considered our affiliate after the distribution if you are an individual or entity that controls, is controlled by or is under common control with us. This may include some or all of our officers and directors. If you are an affiliate you will be permitted to sell your shares only pursuant to an effective registration statement under the Securities Act of 1933, as amended, or an exemption from the registration requirements of the Securities Act, such as exemptions afforded by Section 4(2) of the Securities Act or Rule 144 thereunder.

Reason for Furnishing this Information Statement

      This information statement is being furnished to you by Allergan solely to provide you with information regarding the distribution and regarding our company. It is not and is not to be construed as an inducement or encouragement to buy or sell any of our securities. The information contained in this information statement is believed by us to be accurate as of its date. Changes may occur after that date and we will not update the information except in the normal course of our respective public disclosure obligations and practices or as, specifically indicated in this information statement.

RISK FACTORS

      You should carefully consider the following risk factors and all the other information contained in this information statement in evaluating us and our common stock.

Risks Related to Our Separation from Allergan

Our historical financial information may not be representative of what our historical results as an independent company would have been and, therefore, may not be indicative of our future results.

      The historical combined financial information we have included in this information statement may not reflect what our results of operations, financial position and cash flows would have been had we been an independent company during the periods presented or what our results of operations, financial position and cash flows will be in the future. We were not operated as a separate company, subsidiary, division or segment by Allergan during the historical periods presented and our historical combined financial statements reflect allocations for services provided to us by Allergan. These allocations will differ from the costs we will incur for these services as an independent company. Additionally, our historical combined financial statements do not reflect fundamental changes that we expect to occur in the future as a result of our separation from Allergan, including changes in our capital structure. Our historical effective tax rate may not be indicative of our future effective tax rate due to changes in the mix of our earnings in the various countries where we operate. Therefore, our historical combined financial statements will not be indicative of our future performance as an independent company.

      We have not made adjustments to our historical financial information to reflect changes that will occur in our cost structure, financing and operations as a result of our separation from Allergan. These changes include potentially increased costs associated with reduced economies of scale. For example, our separation from Allergan may result in dislocations to our organization and personnel structure, and will also result in the duplication of some administrative and managerial personnel and other expenses required for the operation of independent companies. Our historical financial information does not reflect any increased costs associated with being a publicly traded, independent company.

We have no history operating as an independent company upon which you can evaluate us.

      We do not have an operating history as a stand-alone entity. Prior to the separation, the optical medical device business was operated by Allergan as a part of its broader corporate organization rather than as a stand-alone company. Following the distribution, our ability to satisfy our obligations and maintain profitability will be solely dependent upon the future performance of the businesses we own and operate and we will not be able to rely upon the capital resources and cash flows of those business lines remaining with Allergan. Historically, Allergan performed all corporate functions for us, including the following:

•	information and technology services;

•	legal functions;

•	public and investor relations;

•	treasury administration;

•	employee compensation and benefits administration;

•	insurance administration;

•	accounting functions;

•	internal audit;

•	corporate income tax administration;

•	telecommunications;

•	facilities services; and

•	complete operational support in many of the countries in which we conduct our business.

      Following the separation, Allergan will have no obligation to provide these functions to us other than the transition services that will be provided to us by Allergan pursuant to the transitional services agreement with Allergan, as described in “Arrangements Between Allergan and Advanced Medical Optics.” If we do not have in place our own systems and business functions, or if we do not have agreements with other providers of these services once our transitional services agreement with Allergan expires, we may not be able to operate our business effectively and our profitability may decline. In addition, if Allergan does not perform the transitional services they have agreed to provide us at the same level as when we were part of Allergan, these services may not be sufficient to meet our needs and we may not be able to operate our business effectively after the separation. We are in the process of creating our own, or engaging third parties to provide, systems and business functions to replace many of the systems and business functions Allergan currently provides us. We may not be successful in implementing these systems and business functions or in transitioning data from Allergan’s systems to ours. In addition, we may incur costs for these functions that are higher than the amounts reflected in our historical combined financial statements.

     We will incur a significant amount of debt, which we might not be able to service.

      Prior to the time of the distribution, we intend to issue up to $175 million in senior subordinated notes. We also plan to enter into one or more senior secured credit facilities that provide for a term loan of approximately $100 million and a revolving line of credit of between $30 million and $50 million.

      As a result of our issuance of the notes or our entering into the credit facilities, we may become subject to various debt covenants. Those debt covenants to which we may be subject under either our senior subordinated notes or the credit facilities could limit our ability to pay dividends or to make acquisitions that would otherwise benefit our company. We may also be required to maintain specific leverage and interest coverage ratios. This level of indebtedness could have significant consequences, including:

•	limiting cash flow available for working capital, capital expenditures, acquisitions and other corporate purposes because a significant portion of our cash flow from operations must be dedicated to servicing our debt;

•	limiting our ability to obtain additional financing in the future for working capital or other purposes; and

•	limiting our flexibility to react to competitive or other changes in our industry, and to economic conditions generally.

Our ability to repay or refinance our indebtedness will depend upon our future operating performance, which will be affected by general economic, financial, competitive, legislative, regulatory and other factors beyond our control.

Our ability to engage in acquisitions and other strategic transactions using our stock is subject to limitations because of the federal income tax requirements for a tax-free distribution.

      For the distribution of our stock by Allergan to qualify as tax-free to Allergan, there must not be a change in ownership of 50% or more in either the voting power or value of either our stock or Allergan’s stock that is considered to be part of a plan or a series of related transactions related to Allergan’s distribution of our stock to its stockholders. For this purpose, a change in ownership may include the issuance of our common stock or Allergan’s common stock in acquisitions and other similar strategic transactions. If there are direct or indirect acquisitions of our stock or Allergan’s stock by one or more persons during the four-year period beginning two years prior to and ending two years after the distribution, each acquisition will be presumed to be part of a plan or a series of related transactions related to Allergan’s distribution of our stock and the distribution will be taxable to Allergan unless the presumption is rebutted successfully.

      Our tax sharing agreement and contribution and distribution agreement with Allergan limits our ability to use our stock for acquisitions and other similar strategic transactions. Under the tax sharing agreement, we will be required to indemnify Allergan against any corporate level tax on the amount by which the fair market value of our common stock distributed in the distribution exceeds Allergan’s basis in such stock. We will also be required to meet various requirements, including obtaining the approval of Allergan, before engaging in specified transactions that involve the acquisition of our stock or the issuance of our stock. See “Arrangements Between Allergan and Advanced Medical Optics — Tax Sharing Agreement” and “— Contribution and Distribution Agreement.” Many of our competitors are not subject to similar restrictions and may issue their stock to complete acquisitions, expand their product offerings and speed the development of new technology. Therefore, these competitors may have a competitive advantage over us.

      In addition, while our ability to issue additional equity or engage in transactions involving a change in ownership of our stock may be constrained, we will be responsible for our own financing following the distribution. We may determine that it is desirable to incur debt or issue equity in order to fund our working capital, capital expenditure and research and development requirements, as well as to make other investments. If we are unable to engage in such financing transactions within the tax constraints discussed above or to complete such debt or equity financing, on terms acceptable to us, our business will be harmed.

We may be required to satisfy certain indemnification obligations to Allergan, or may not be able to collect on indemnification rights from Allergan.

      Under the terms of the contribution and separation agreement, we and Allergan have each agreed to indemnify each other from and after the distribution with respect to the indebtedness, liabilities and obligations that will be retained by our respective companies. These indemnification obligations could be significant. The ability to satisfy these indemnities if called upon to do so, will depend upon the future financial strength of each of our companies. We cannot determine whether we will have to indemnify Allergan for any substantial obligations after the distribution. We also cannot assure you that if Allergan has to indemnify us for any substantial obligations, Allergan will have the ability to satisfy those obligations.

We may be responsible for federal income tax liabilities that relate to the distribution of our common stock by Allergan.

      Allergan has conditioned the distribution on the receipt of a satisfactory ruling from the Internal Revenue Service to the effect that the distribution will qualify as a tax-free transaction such that none of the Allergan stockholders, Allergan or we will recognize any income, gain or loss as a result of such transactions. See “The Distribution — U.S. Federal Income Tax Consequences of the Distribution.” However, the Allergan board of directors has reserved the right to waive receipt of the ruling as a condition to consummation of the distribution. The Allergan board of directors will not provide stockholders with notice if receipt of the tax ruling is waived as a condition to consummation of the distribution but, if the Allergan board of directors decides to proceed with the distribution without such a ruling, it may, but is not required to, seek a tax opinion from its tax advisor to the effect that the distribution and receipt of our shares will be tax-free to Allergan and its stockholders, respectively. Allergan and we have made representations and agreed to restrictions on future actions to provide further assurances that the distribution will qualify as tax-free. See “Arrangements Between Allergan and Advanced Medical Optics — Tax Sharing Agreement” and “— Contribution and Distribution Agreement.”

      If either (i) Allergan fails to receive a satisfactory ruling from the Internal Revenue Service regarding the distribution or (ii) Allergan receives a satisfactory ruling from the Internal Revenue Service regarding the distribution, but any of the material facts, representations, and warranties on which such ruling would be based are not true and correct and the Internal Revenue Service challenged the tax-free nature of the distribution, it is possible that the distribution could be held to be a taxable distribution by Allergan of our common stock to Allergan stockholders.

      If Allergan or we fail to operate under these limitations, or if any of these matters were challenged on audit, and Allergan’s distribution of our common stock were ultimately determined not to qualify as tax-free under Section 355 of the Internal Revenue Code, then in general, a corporate level tax would be payable by the consolidated group of which Allergan is the common parent based upon the difference between the fair market value of our common stock and Allergan’s basis in our common stock distributed to the Allergan stockholders. Under the consolidated return rules, each member of the consolidated group (including us) is severally liable for such tax liability. We have agreed to indemnify Allergan if our actions or the actions of any of our affiliates result in the tax liability described above. Allergan has agreed to indemnify us for any losses we may incur in the event that Allergan or any of its affiliates take any action which adversely impacts the tax-free nature of the distribution. If we were required to pay any of the taxes described above, the payment would have a material adverse effect on our financial position. In addition, if Allergan’s distribution of our common stock were ultimately determined not to qualify as tax-free under Section 355 of the Internal Revenue Code, each holder of Allergan common stock who receives shares of our common stock in the distribution would be treated as if the stockholder received a taxable distribution in an amount equal to the fair market value of our common stock received, which would generally result in:

•	a taxable dividend to the extent of the stockholder’s pro rata share of Allergan’s current and accumulated earnings and profits;

•	a reduction in the stockholder’s basis (but not below zero) in Allergan common stock to the extent the amount received exceeds the shareholder’s share of Allergan’s earnings and profits; and

•	taxable gain from the exchange of Allergan common stock to the extent the amount received exceeds both the stockholder’s share of Allergan’s earnings and profits and the stockholder’s basis in Allergan common stock.

      See “The Distribution — U.S. Federal Income Tax Consequences of the Distribution” and “Arrangements Between Allergan and Advanced Medical Optics — Tax Sharing Agreement.”

Many of our executive officers and some of our directors may have potential conflicts of interest because of their ownership of Allergan common stock and other ties to Allergan.

      Many of our executive officers and some of our directors have a portion of their personal financial portfolios in Allergan common stock or vested options to purchase Allergan common stock or are employees or former employees of Allergan. Following the distribution we expect our directors and executive officers to beneficially own approximately 106,400 shares of Allergan common stock in aggregate, based on their holdings as of March 31, 2002, which represents less than one percent of the outstanding Allergan common stock. Ownership of Allergan common stock by our directors and officers or the employment by Allergan of any of our directors after our separation from Allergan could create, or appear to create, potential conflicts of interest for these directors and officers when faced with decisions that could have different implications for Allergan and us.

Risks Relating to Our Industry

We face intense competition and our failure to compete effectively could have a material adverse effect on our profitability and results of operations.

      The markets for our ophthalmic surgical device and contact lens care products are intensely competitive and are subject to rapid and significant technological change. We have numerous competitors in the United States and abroad, including, among others, large companies such as Alcon, Inc. (a subsidiary of Nestle); Bausch & Lomb and its acquired businesses, Chiron Vision and Storz Ophthalmics; CIBA Vision Corporation; Pharmacia Ophthalmics; Staar Surgical and Moria. These competitors may develop technologies and products that are more effective or less costly than any of our current or future products or that could render our products obsolete or noncompetitive. Some of these competitors have substantially more resources and a greater marketing scale than we do. In addition, the medical technology and device industry continues to experience consolidation, resulting in an increasing number of companies that are larger and more diversified than we are. Among other things, these companies can spread their research and development costs over much broader revenue bases than we can and can influence customer and distributor buying decisions. Our inability to produce and develop products that compete effectively against our competitors’ products could result in a material reduction in sales.

Compliance with the extensive government regulations to which we are subject is expensive and time-consuming; and, if we fail to comply we may be subject to fines, injunctions and penalties that could harm our business.

      Our products and operations are subject to extensive regulation in the United States by the U.S. Food and Drug Administration. The Food and Drug Administration’s regulations govern, among other things, product development, product testing, product labeling, manufacturing practices, product storage, premarket clearance or approval, advertising and promotion, sales and distribution and postmarket surveillance. Unanticipated changes in existing regulatory requirements or adoption of new requirements could hurt our business, financial condition and results of operations.

      Numerous regulatory requirements apply to our marketed products, including the Food and Drug Administration’s Quality System Regulations, which require that our manufacturing operations follow elaborate design, testing, control, documentation and quality assurance procedures during the manufacturing process. We are also subject to Food and Drug Administration regulations covering labeling, adverse event reporting and the Food and Drug Administration’s general prohibition against promoting products for unapproved or “off-label” uses. As a medical device manufacturer, our manufacturing facilities are subject to periodic unannounced inspections to determine compliance with the extensive regulatory requirements by the Food and Drug Administration. Although we believe we are in compliance with all applicable Food and Drug Administration requirements, we cannot be certain that a Food and Drug Administration inspection would determine that we are in full compliance. Our failure to comply could lead to warning letters, non-approvals, suspension of existing approvals, civil penalties and criminal fines, product seizures and recalls, operating restrictions, injunctions, and criminal prosecutions. The imposition of any one or more of these penalties could have a material adverse effect on our production, product sales and profitability.

Product sales, introductions or modifications may be delayed or canceled as a result of the Food and Drug Administration regulatory process, which could cause our sales to decline.

      In order for us to market our medical devices in the United States, we generally must first obtain clearance from the U.S. Food and Drug Administration, pursuant to Section 510(k), or approval pursuant to Section 515, of the Federal Food, Drug, and Cosmetic Act. Clearance under Section 510(k) requires demonstration that a new device is substantially equivalent to another legally marketed Class I or Class II device. If we modify our products after they receive Food and Drug Administration clearance, the Food and Drug Administration may require us to submit a separate 510(k) or premarket approval application for the modified product before we are permitted to market the products in the United States. In addition, if we develop products in the future that are not considered to be substantially equivalent to a legally marketed device, we will be required to obtain Food and Drug Administration approval by submitting a premarket approval application. Clearance under Section 515, also known as premarket approval or PMA, requires demonstration of a reasonable assurance of safety and effectiveness using valid scientific data. If we modify our Class III devices or their manufacturing sites or processes following premarket approval, we may be required to submit a supplemental or new PMA application and obtain prior approval before marketing the modified products. While the burden of determining if a modified product requires a new 501(k), PMA supplement or new PMA is left to us, if the Food and Drug Administration disagrees with our assessment, it could be deemed a failure to comply and we could become subject to warning letters, future non-approvals, suspension of existing approvals, civil penalties and criminal fines, product seizures and recalls, operating restrictions, injunctions, and criminal prosecutions. The imposition of any one or more of these penalties could have a material adverse effect on our production, product sales and profitability.

      The Food and Drug Administration may not act favorably or quickly in its review of our 510(k) or premarket approval application submissions, or we may encounter significant difficulties and costs in our efforts to obtain Food and Drug Administration clearance or approval, all of which could delay or preclude sale of new products in the United States. Furthermore, the Food and Drug Administration may request additional data, require us to conduct further testing, or compile more data, including clinical data, in support of a 510(k) submission. The Food and Drug Administration may also, instead of accepting a 510(k) submission, require us to submit a premarket approval application, which is typically a much more complex application than a 510(k). To support a premarket approval application, the Food and Drug Administration would likely require that we conduct one or more clinical studies to demonstrate that the device is safe and effective, rather than substantially equivalent to another legally marketed device. We may not be able to meet the requirements to obtain 510(k) clearance or approval of a premarket approval application, or the Food and Drug Administration may not grant any necessary clearances or approvals. In addition, the Food and Drug Administration may place significant limitations upon the intended use of our products as a condition to a 510(k) clearance or approval of a premarket approval application. Product applications can also be denied or withdrawn due to failure to comply with regulatory requirements or the occurrence of unforeseen problems following approval. Failure to obtain Food and Drug Administration clearance or approvals of new products we develop, any limitations imposed by the Food and Drug Administration on new product use or the costs of obtaining Food and Drug Administration clearance or approvals could have a material adverse effect on our business, financial condition and results of operations.

      In order to conduct a clinical investigation involving human subjects for the purpose of demonstrating the safety and effectiveness of a device, a company must, among other things, apply for and obtain Institutional Review Board approval of the proposed investigation. In addition, if the clinical study involves a “significant risk” (as defined by the Food and Drug Administration) to human health, the sponsor of the investigation must also submit and obtain Food and Drug Administration approval of an investigational device exemption application. We may not be able to obtain Food and Drug Administration and/or Institutional Review Board approval to undertake clinical trials in the U.S. for any new devices we intend to market in the United States in the future. If we obtain such approvals, we may not be able to comply with the investigational device exemption and other regulations governing clinical investigations or the data from any such trials may not support clearance or approval of the investigational device. Failure to obtain such approvals or to comply with such regulations could have a material adverse effect on our business, financial condition and results of operations.

      Additionally, in many of the foreign countries in which we market our products, we are also subject to regulations applicable to our devices and products that are similar to those of the Food and Drug Administration. Particular emphasis is also being placed on more sophisticated and faster procedures for reporting of adverse events to the competent authorities. In many countries the national health or social security organizations require our products to be qualified before they can be marketed with the benefit of reimbursement eligibility. Failure to receive, or delays in the receipt of, relevant foreign qualifications also could have a material adverse effect on our business, financial condition and results of operations.

      The European Union regulatory regime for medical devices became mandatory in June 1998. It requires that medical devices may only be placed on the market if they do not compromise safety and health when properly installed, maintained and used in accordance with their intended purpose. National laws conforming to this European Union legislation regulate our intraocular lenses and contact lens care products under the medical devices regulatory system, rather than under the national requirements under which they were formerly regulated, which were often highly variable. The European Union medical device laws require us to declare that our products conform to the designated essential requirements, only after which our products may be placed on the market bearing a “CE” marking. The manufacturers’ quality systems for products in all but the lowest risk classification are also subject to certification and audit by an independent notified body.

      In Japan, the regulatory process for our products is equally complex. Premarketing approval and clinical studies are required, as is governmental pricing approval for medical devices. Clinical studies are subject to a stringent “Good Clinical Practices” standard. Approval time frames from the responsible Japanese Ministry (MHLW) vary from simple notifications to review periods of one or more years, depending on the complexity and risk level of the device. In addition, importation into Japan of medical devices is subject to “Good Import Practices” regulations. As with any highly regulated market, significant changes in the regulatory environment could adversely affect future sales.

      In many of the other foreign countries in which we market our products, we are subject to regulations affecting, among other things:

•	product standards;

•	packaging requirements;

•	labeling requirements;

•	import restrictions;

•	tariff regulations;

•	duties; and

•	tax requirements.

If we or our subcontractors fail to comply with applicable manufacturing regulations, our business could be harmed.

      We, our key subcontractors and any third party manufacturers that manufacture our products that are sold in the United States are required to demonstrate and maintain compliance with the Food and Drug Administration’s Quality System Regulation. The Quality System Regulation sets forth the Food and Drug Administration’s requirements for good manufacturing practices of medical devices and includes requirements for, among other things, the manufacturing, packaging, labeling and distribution of such products. The Food and Drug Administration enforces the Quality System Regulation through inspections. We cannot assure you that our key subcontractors or third party manufacturers are or will continue to be in compliance, or that they will not encounter any manufacturing difficulties. We also cannot assure you that we, any of our key subcontractors or any of our third party manufacturers will be able to maintain compliance with regulatory requirements. The failure of a subcontractor or third party manufacturer to be compliant with the Quality System Regulation may disrupt our ability to supply products sufficient to meet U.S. demand until a new subcontractor or third party manufacturer has been identified and evaluated. Furthermore, we cannot assure you that if we find it necessary to seek out new subcontractors or third party manufacturers to satisfy our business requirements, that we will be able to locate new subcontractors or third party manufacturers who are in compliance with regulatory requirements. Our failure to do so will have a material adverse effect on our ability to produce our products and on our profitability.

Health care initiatives and other cost-containment pressures could cause us to sell our products at lower prices, resulting in less revenue to us.

      Government and private sector initiatives to limit the growth of health care costs, including price regulation and competitive pricing, are continuing in many countries where we do business, including the United States and Europe. As a result of these changes, the marketplace has placed increased emphasis on the delivery of more cost-effective medical therapies. As a result of the trend towards managed healthcare in the United States, third party payors are increasingly limiting both coverage for, and the level of reimbursement of, new medical procedures and treatments. Various federal and state programs, including Medicare and Medicaid, provide reimbursement primarily at predetermined fixed rates. These programs are subject to statutory and regulatory changes, administrative rulings, interpretations of policy and governmental funding restrictions, all of which may have the effect of decreasing program payments, increasing costs or requiring us to modify the way in which we operate our business. In response to rising Medicare and Medicaid costs, several legislative proposals in the United States have been advanced and implemented that restrict payment increases to hospitals and other providers through reimbursement systems that are based on predetermined payment rates or other methodologies limiting payment increases. We are not able to predict whether these changes will take effect or whether other changes will be made in the rates prescribed by these governmental programs. For example, reimbursement rates for intraocular lenses by Medicare have declined in recent years. These governmental rate changes could have a material and adverse effect on us, including our prospects for future sales of our products.

      In keeping with the increased emphasis on cost-effectiveness in health care delivery, the current trend among hospitals and other customers of medical device manufacturers is to consolidate into larger purchasing groups to enhance purchasing power. The medical device industry has also experienced some consolidation, partly in order to offer a broader range of products to large purchasers. As a result, transactions with customers are larger, more complex and tend to involve more long-term contracts than in the past. The enhanced purchasing power of these larger customers may also increase the pressure on product pricing, although we are unable to estimate the potential impact at this time.

      These ongoing cost-containment pressures from managed care and hospital buying groups in the United States and government organizations in Europe and the Asia Pacific region have generated over the past decade industry-wide net declines in base prices for our ophthalmic surgical products. Base prices, however, generally have stabilized in more recent years in the United States and some of these other regions. Although we believe we are well-positioned to respond to changes resulting from this worldwide trend toward cost containment, proposed legislation or changes in the marketplace could have an adverse impact on future operating results.

We could experience losses due to product liability claims or product recalls or corrections.

      We have in the past been, and continue to be, subject to product liability claims. Upon our separation from Allergan, we generally will assume the defense of any litigation involving claims related to our business and will indemnify Allergan for all related losses, costs and expenses. As part of our risk management policy, we intend to seek third-party product liability insurance coverage. However, we cannot assure you that we will be able to obtain product liability insurance on commercially reasonable terms, if at all. Furthermore, product liability claims against us may exceed the coverage limits of any insurance policies or cause us to record a self-insured loss. Even if any product liability loss is covered by an insurance policy, these policies may have substantial retentions or deductibles that provide that we will not receive insurance proceeds until the losses incurred exceed the amount of those retentions or deductibles. To the extent that any losses are below these retentions or deductibles, we will be responsible for paying these losses. A product liability claim in excess of applicable insurance could have a material adverse effect on our business, financial position and results of operations.

Our contact lens care business competes in a market that is gradually declining on a net global basis.

      We believe that revenue growth of the contact lens care market in international markets is offset by a larger decline in the U.S. market, resulting in a net global decline of approximately one percent in 2001 as compared to 2000. We anticipate that this trend will continue or possibly worsen in the near future. Our contact lens care business is impacted by trends in the contact lens care market such as technological and medical advances in surgical techniques for the correction of vision impairment. Less expensive one-bottle chemical disinfection systems have gained popularity among soft contact lens wearers instead of peroxide-based lens care products, which historically have been our strongest family of lens care products. Also, the growing use and acceptance of daily and extended wear contact lenses and laser correction procedures, along with the other factors above, could have the effect of continuing to reduce demand for lens care products generally. We cannot assure you that we have established appropriate or sufficient marketing and sales plans to mitigate the effect of these trends upon our contact lens care business.

Risks Relating to Our Business

If we do not introduce new products in a timely manner, our products may become obsolete over time, customers may not buy our products and our revenue and profitability may decline.

      Demand for our products may change in ways we may not anticipate because of:

•	evolving customer needs;

•	the introduction of new products and technologies;

•	evolving surgical practices; and

•	evolving industry standards.

      Without the timely introduction of new products and enhancements, our products may become obsolete over time, in which case our revenue and operating results would suffer. The success of our new product offerings will depend on several factors, including our ability to:

•	properly identify and anticipate customer needs;

•	commercialize new products in a timely manner;

•	manufacture and deliver products in sufficient volumes on time;

•	differentiate our offerings from competitors’ offerings;

•	achieve positive clinical outcomes for new products;

•	satisfy the increased demands by healthcare payors, providers and patients for lower-cost procedures;

•	innovate and develop new materials, product designs and surgical techniques; and

•	provide adequate medical and/or consumer education relating to new products and attract key surgeons to advocate these new products.

      Moreover, innovations generally will require a substantial investment in research and development before we can determine the commercial viability of these innovations and we may not have the financial resources necessary to fund these innovations. In addition, even if we are able to successfully develop enhancements or new generations of our products, these enhancements or new generations of products may not produce revenue in excess of the costs of development and they may be quickly rendered obsolete by changing customer preferences or the introduction by our competitors of products embodying new technologies or features.

If we fail to maintain our relationships with healthcare providers, including ophthalmologists, optometrists, opticians, hospitals, ambulatory surgical centers, corporate optometry chains and group purchasing organizations, customers may not buy our products and our revenue and profitability may decline.

      We market our products to numerous health care providers, including eye care professionals, hospitals, ambulatory surgical centers, corporate optometry chains and group purchasing organizations. We have developed and strive to maintain close relationships with members of each of these groups who assist in product research and development and advise us on how to satisfy the full range of surgeon and patient needs. We rely on these groups to recommend our products to their patients and to other members of their organizations. The failure of our existing products and any new products we may introduce to retain the support of these various groups could have a material adverse effect on our business, financial condition and results of operations.

We conduct a significant amount of our sales and operations outside of the United States, which subjects us to additional business risks, such as business interruption and increased costs, and may cause our profitability to decline.

      Because we manufacture and sell our products in a number of foreign countries, our business is subject to risks associated with doing business internationally. In particular, our two manufacturing sites are located outside the continental United States, in Anasco, Puerto Rico and Hangzhou, China, and in 2001, we derived approximately $376 million, or 69% of our total revenue, from sales of our products outside of the United States. We intend to continue to pursue growth opportunities in sales internationally, which could expose us to greater risks associated with international sales and operations. Our international operations are, and will continue to be, subject to a number of risks and potential costs, including:

•	unexpected changes in foreign regulatory requirements;

•	differing local product preferences and product requirements;

•	fluctuations in foreign currency exchange rates;

•	political and economic instability;

•	changes in foreign medical reimbursement and coverage policies and programs;

•	diminished protection of intellectual property in some countries outside of the United States;

•	trade protection measures and import or export licensing requirements;

•	potential tax costs associated with repatriating cash from our non-U.S. subsidiaries;

•	difficulty in staffing and managing foreign operations;

•	differing labor regulations; and

•	potentially negative consequences from changes in tax laws.

Any of these factors may, individually or as a group, have a material adverse effect on our business and results of operations.

      As we expand our international operations, we may encounter new risks. For example, as we focus on building our international sales and distribution networks in new geographic regions, we must continue to develop relationships with qualified local distributors and trading companies. If we are not successful in developing these relationships, we may not be able to grow sales in these geographic regions. These or other similar risks could adversely affect our revenue and profitability.

We are subject to risks arising from currency exchange rate fluctuations, which could increase our costs and may cause our profitability to decline.

      Since a significant portion of our international sales and manufacturing costs are denominated in local currencies and not in U.S. dollars, our reported sales and earnings are subject to fluctuations in foreign exchange rates. Significant increases in the value of the United States dollar relative to foreign currencies, including the Japanese Yen or the Euro, could have a material adverse effect on our results of operations. Currency risk management for our business has historically been managed by Allergan’s treasury operations. As part of this strategy, Allergan has used financial instruments to reduce its exposure to adverse movements in currency exchange rates. As an independent company, we plan to implement a hedging policy that will attempt to manage currency exchange rate risks to an acceptable level based on management’s judgment of the appropriate trade-off between risk, opportunity and cost; however, this hedging policy may not successfully eliminate the effects of currency exchange rate fluctuations.

     If we are unable to protect our intellectual property rights, our business and prospects may be harmed.

      Our ability to compete effectively is dependent upon the proprietary nature of the designs, processes, technologies and materials owned, used by or licensed to us. Although we attempt to protect our proprietary property, technologies and processes through a combination of patent law, trade secrets and non-disclosure agreements, these may be insufficient. For example, in the case of patents, it is possible that existing patents granted to us or our licensors will be invalidated. Patents currently or prospectively applied for by us or our licensors may not be granted. Even if patents are granted, this does not assure that they will provide significant commercial benefits. Moreover, it is possible that competing companies may circumvent our patents or our licensors’ patents by developing products that closely emulate but do not infringe these patents. This would allow our competitors to market products that compete with our products without obtaining a license from us. In addition to patented or potentially patentable designs, technologies, processes and materials, we also rely on proprietary designs, technologies, processes and procedures to protect against improper disclosure of these trade secrets. It is possible, however, that competitors could independently develop the same or superior designs, technologies, processes and know-how. It is also possible that our trade secrets could be improperly disclosed in spite of our protective procedures.

      We believe that the international market for our products is as important as the domestic market, and therefore we seek patent protection for our products or those of our licensors in foreign countries where we feel such protection is needed. Because of the differences in foreign patent and other laws concerning proprietary rights, our products may not receive the same degree of protection in foreign countries as they would in the United States.

We may be subject to intellectual property litigation and infringement claims, which could cause us to incur significant expenses or prevent us from selling our products.

      There is a substantial amount of litigation over patent and other intellectual property rights in the eye care industry, and in the ophthalmic surgical device and contact lens care markets particularly. The fact that we have patents issued to us for our products does not mean that we will always be able to successfully defend our patents and proprietary rights against challenges or claims of infringement by our competitors. A successful claim of patent or other intellectual property infringement against us could adversely affect our growth and profitability, in some cases materially. We cannot assure you that others will not claim that our proprietary or licensed products are infringing their intellectual property rights or that we do not in fact infringe those intellectual property rights. From time to time, we receive notices from third parties of potential infringement and receive claims of potential infringement. We may be unaware of intellectual property rights of others that may cover some of our technology. If someone claims that our products infringed their intellectual property rights, any resulting litigation could be costly and time consuming and would divert the attention of management and key personnel from other business issues. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement also might require us to enter into costly royalty or license agreements. However, we may be unable to obtain royalty or license agreements on terms acceptable to us or at all. We also may be subject to significant damages or an injunction preventing us from manufacturing, selling or using some of our products in the event of a successful claim of patent or other intellectual property infringement. Any of these adverse consequences could have a material adverse effect on our business and profitability.

If we experience an interruption of our manufacturing operations, our business, financial condition and operating results would be materially harmed.

      We rely on third parties to manufacture a significant portion of our products, and we manufacture the remainder. As a result, any prolonged disruption in the operation of our manufacturing facilities or those of our third party manufacturers, whether due to technical, labor or other difficulties, destruction of or damage to any facility or other reasons, could materially harm our business, financial condition and operating results.

     Our manufacturing capacity may not be adequate to meet the demands on our business.

      We manufacture our products or contract with third parties to manufacture our products. Our products are manufactured in quantities sufficient to satisfy our current level of product sales. If we experience increases in sales, we will need to increase our production significantly beyond our present manufacturing capacity. Additionally, in three years our manufacturing agreement with Allergan will terminate and we will be required to increase our manufacturing capacities or to contract with additional parties to manufacture our products. The process to transfer manufacturing of our products to new facilities is lengthy and requires regulatory approval. We cannot assure you that we can successfully increase our capacity on a profitable basis, complete the regulatory approval process in a timely manner, or contract with additional parties on terms acceptance to us, if at all. Any prolonged disruption in the operation of our manufacturing facilities or those of our third party manufacturers could materially harm our business. Furthermore, we cannot assure you that if we choose to scale-up our manufacturing operations, we will be able to maintain compliance with Food and Drug Administration or other regulatory standards.

If we fail to retain the independent agents and distributors upon whom we rely heavily to market our products, customers may not buy our products and our revenue and profitability may decline.

      Our marketing success in the United States and abroad depends largely upon our agents’ and distributors’ sales and service expertise and relationships with the customers in the marketplace. Many of these agents have developed strong ties to existing and potential customers because of their detailed knowledge of products and instruments and commonly provide operating room personnel with implant and instrument product training as well as product support in the operating room. A significant loss of these agents could have a material adverse effect on our business. As part of the reorganization of Allergan resulting in our formation, we will need to obtain new distributors in several markets in which we are unable to deploy our own sales force. Any new distributors we obtain will likely be unfamiliar with our products. We cannot assure you that we will be able to obtain new distributors in a timely manner or on terms that are acceptable to us. Our inability to find new distributors in a timely manner and the unfamiliarity of any new distributors with our products could result in lost sales in these countries.

If we fail to attract, hire and retain qualified personnel, we may not be able to design, develop, market or sell our products or successfully manage our business.

      Our ability to attract new customers, retain existing customers and pursue our strategic objectives depends on the continued services of our current management, sales, product development and technical personnel and our ability to identify, attract, train and retain similar personnel. Competition for top management personnel is intense and we may not be able to recruit and retain the personnel we need. The loss of any one of our management personnel, or our inability to identify, attract, retain and integrate additional qualified management personnel, could make it difficult for us to manage our business successfully and pursue our strategic objectives.

      Similarly, competition for skilled sales, product development and technical personnel is intense and we may not be able to recruit and retain the personnel we need. The loss of the services of any key sales, product development and technical personnel, or our inability to hire new personnel with the requisite skills, could restrict our ability to develop new products or enhance existing products in a timely manner, sell products to our customers or manage our business effectively.

      We may not be able to hire or retain qualified personnel if we are unable to offer competitive salaries and benefits, or if our stock does not perform well. In addition, as an independent company, separate from Allergan, we may find it more difficult to attract personnel. We may have to increase our salaries and benefits, which would increase our expenses and reduce our profitability.

Risks Related to Ownership of Our Common Stock

Our common stock has no prior public market, and it is not possible to predict how our stock will perform after the distribution.

      There has been no prior trading market for our stock and we cannot give you any assurance about the prices at which our common stock will trade. Until our common stock is fully distributed and an orderly market develops, the prices at which our stock trades may fluctuate significantly. Prices for our common stock will be determined in the trading markets and may be influenced by many factors, including:

•	the depth and liquidity of the market for our common stock;

•	developments generally affecting the ophthalmic surgical and contact lens care industries;

•	investor perceptions of us and our business;

•	general economic and industry conditions.

      In addition, the stock market, in general, often experiences substantial volatility that is often seemingly unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

Because our quarterly revenue and operating results may vary significantly in future periods, our stock price may decline.

      Our revenue and operating results may vary significantly from quarter to quarter. A high proportion of our costs are fixed, due in part to significant selling, research and development and manufacturing costs. Thus, small declines in revenue could disproportionately affect operating results in a quarter and the price of our common stock may fall. Other factors that could affect quarterly operating results include:

•	the timing and execution of customer contracts;

•	the timing of sales of products;

•	changes in foreign currency exchange rates;

•	unanticipated delays or problems in introducing new products;

•	competitors’ announcements of new products, services or technological innovations;

•	changes in our pricing policies or the pricing policies of our competitors;

•	the failure of third-party payors to reimburse our surgeons and patients or changes in reimbursement levels;

•	increased expenses, whether related to sales and marketing, raw materials or supplies, product development or administration;

•	adverse changes in the level of economic activity in the United States and other major regions in which we do business;

•	costs related to possible acquisitions of technologies or businesses;

•	an increase in the number or magnitude of product liability claims;

•	changes in our effective income tax rate;

•	our ability to expand our operations; and

•	the amount and timing of expenditures related to expansion of our operations.

Almost all of our shares are or will be eligible for future sale, which may cause our stock price to decline.

      Any sales of substantial amounts of our common stock in the public market or the exercise of substantial amounts of options or the perception that such sales or exercises might occur, whether as a result of the distribution or otherwise, may cause the market price of our common stock to decline. Upon completion of the distribution, we will have outstanding an aggregate of                               shares of our common stock based upon the shares of Allergan common stock outstanding on                     , 2002, assuming no exercise of options. All of these shares will be freely tradable without restriction or further registration under the Securities Act unless the shares are owned by one of our “affiliates,” as that term is defined in Rule 405 under the Securities Act. We are unable to predict whether large amounts of common stock will be sold in the open market following the distribution. We are also unable to predict whether a sufficient number of buyers would be in the market at that time.

      A portion of Allergan’s common stock is held by index funds tied to the Standard & Poor’s 500 Index or other stock indices. If we are not included in these indices at the time of Allergan’s distribution of our common stock, these index funds will be required to sell our stock. Similarly, other institutional stockholders may be prohibited by their charters from holding the stock of companies that do not pay dividends. We currently do not intend to pay dividends, and as a result we expect that these stockholders, if any, will sell their shares of our common stock.

The terms of our separation from Allergan, anti-takeover provisions of our certificate of incorporation and by-laws, our rights agreement and provisions of Delaware law could delay or prevent a change of control that you may favor.

      The terms of our separation from Allergan could delay or prevent a change of control that our stockholders may favor. Any acquisitions of our stock or any issuances of our stock that represent 50% or more of our stock in the aggregate, and, in each case, that related to the distribution, would cause the distribution to be a taxable transaction to Allergan. Under the tax sharing agreement we would be required to indemnify Allergan for the resulting tax, and we would be required to meet various requirements, including obtaining the approval of Allergan before engaging in specified transactions relating to the distribution that involve the acquisition of our stock or the issuance of our stock. See “Arrangements Between Allergan and Advanced Medical Optics — Tax Sharing Agreement.” These obligations might discourage, delay or prevent a change of control that our stockholders may consider favorable.

      Provisions of our certificate of incorporation, by-laws and our rights agreement also may discourage, delay or prevent a merger or other change of control that our stockholders may consider favorable or may impede the ability of the holders of our common stock to change our management. The provisions of our certificate of incorporation and by-laws, among other things, will:

•	authorize our board of directors to establish one or more series of undesignated preferred stock, the terms of which can be determined by the board of directors at the time of issuance;

•	divide our board of directors into three classes of directors, with each class serving a staggered three-year term. Because the classification of the board of directors generally increases the difficulty of replacing a majority of the directors, it may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us and may make it difficult to change the composition of the board of directors;

•	provide that directors may be removed by stockholders only for cause;

•	not provide for cumulative voting in the election of directors which, if allowed, could enable a minority stockholder holding a sufficient percentage of a class of shares to ensure the election of one or more directors;

•	require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing;

•	state that special meetings of our stockholders may be called only by our board of directors, the chairman of the board of directors, or our president;

•	establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting;

•	provide that specified transactions benefitting a holder of greater than 15% of our outstanding common stock, an interested stockholder, must comply with procedures designed to ensure that our stockholders receive a fair price and are otherwise adequately informed of the transaction or be approved by either (i) the holders of a supermajority of our outstanding common stock and the holders of a majority of our outstanding common stock that is not held by the interested stockholder or its affiliates or (ii) a majority of the disinterested directors;

•	provide that certain provisions of our certificate of incorporation can be amended only by supermajority vote of the outstanding shares, and that our bylaws can be amended only by supermajority vote of the outstanding shares or by our board of directors;

•	allow only incumbent directors, not our stockholders, to fill vacancies on our board of directors; and

•	provide that the authorized number of directors may be changed only by resolution of the board of directors.

      In addition, because we are subject to Section 203 of the Delaware General Corporation Law, this provision could also delay or prevent a change of control that you may favor. Section 203 provides that, subject to limited exceptions, any person that acquires, or is affiliated with a person that acquires, more than 15% of the outstanding voting stock of a Delaware corporation shall not engage in any business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which that person or its affiliate becomes a 15% stockholder.

FORWARD-LOOKING STATEMENTS

      This information statement contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about the industry in which we operate, management’s beliefs and assumptions made by management. Such statements include, in particular, statements about our plans, strategies and prospects under the headings “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, including the risks identified under the heading “Risk Factors,” that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward looking statements. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention, nor do we assume any obligation, to update publicly any forward-looking statements after we distribute this information statement, even if new information becomes available in the future.

      This information statement contains estimates made by independent parties relating to market size and growth. These estimates involve a number of assumptions and limitations. Projections, assumptions and estimates of our future performance and the future performance of our industry are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this information statement.

CAPITALIZATION

      The following table sets forth our historical capitalization as of December 31, 2001 and our unaudited pro forma capitalization as of December 31, 2001, after giving effect to our anticipated financings and the distribution and related transactions, each as if they occurred on that date. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the unaudited pro forma combined financial statements and corresponding notes included elsewhere in this information statement. For an explanation of the pro forma adjustments made to our historical combined financial statements for the distribution and the transactions related to the distribution in order to derive the pro forma capitalization described below, please see “Unaudited Pro Forma Combined Financial Statements.”

	As of December 31, 2001

	Actual	Pro Forma

	(in thousands)
Debt
Long-term debt, including current portion	$94,797	$275,000

Stockholders’ Equity
Preferred stock, $.01 par value per share; shares authorized and none issued and outstanding, actual; shares authorized and none issued and outstanding, pro forma as adjusted	—	—
Common stock, $.01 par value per share; shares authorized and shares issued and outstanding, actual; shares authorized and shares issued and outstanding, pro forma as adjusted	—
Additional paid-in capital	—
Accumulated other comprehensive loss	(1,723)	(1,723)
Allergan, Inc. net investment	215,653	—

Total stockholders’ equity	213,930	42,595

Total capitalization	$308,727	$317,595

      The pro forma capitalization as of December 31, 2001 assumes that at December 31, 2001:

•	we issued senior subordinated notes with an aggregate principal amount of $175 million;

•	we entered into one or more senior secured credit facilities for a term loan in the aggregate principal amount of $100 million; and

•	we applied the proceeds under these borrowings:

—	to pay $9 million of fees and expenses related to the financings.

—	to repay $90 million borrowed by us from subsidiaries of Allergan to purchase various assets from Allergan in connection with its restructuring and our formation;

—	to pay a distribution of $81 million to Allergan in exchange for various assets contributed to us immediately prior to giving effect to the distribution;

—	to repay $95 million of non-U.S. liabilities that we will assume from Allergan as part of its restructuring.

DIVIDEND POLICY

      We do not anticipate paying any dividends on our common stock in the foreseeable future because we expect to retain our future earnings for use in the operation and expansion of our business. Our payment and amount of dividends, however, will be subject to the discretion of our board of directors and will depend, among other things, upon our results of operations, financial condition, cash requirements, prospects and other factors that our board of directors may deem relevant.

SELECTED FINANCIAL INFORMATION

      The following table sets forth our selected financial information derived from our (i) unaudited combined financial statements as of December 31, 1999, 1998 and 1997 and for the years ended December 31, 1998 and 1997, which are not included in this information statement and (ii) audited combined financial statements as of December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999, which are included elsewhere in this information statement. In our opinion, the information derived from our unaudited combined financial statements is presented on a basis consistent with the information from our audited combined financial statements. The historical financial information presented may not be indicative of the results of operations or financial position that would have been obtained if we had been an independent company during the periods shown or of our future performance as an independent company.

      The selected financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the unaudited pro forma combined financial statements and the corresponding notes and the combined financial statements and the corresponding notes included elsewhere in this information statement.

	For the Year Ended December 31,

	2001	2000	1999	1998	1997

	(in thousands)
Statement of Operations
Net sales	$543,095	$570,573	$577,644	$545,715	$555,712
Cost of sales	212,090	231,426	236,002	236,481	242,910

Gross margin	331,005	339,147	341,642	309,234	312,802

Selling, general and administrative	222,885	241,047	255,666	226,246	213,975
Research and development	28,990	29,878	27,765	27,674	31,963
Restructuring/impairment charge (reversal)	—	(2,237)	(6,527)	50,997	522

Operating income	79,130	70,459	64,738	4,317	66,342
Interest expense	3,302	3,625	6,500	6,092	3,154
Loss/(gain) on investments, net	793	(231)	—	—	—
Unrealized gain on derivative instruments	(1,294)	—	—	—	—
Other, net	385	(1,135)	441	3,254	1,058

Earnings (loss) before income taxes	75,944	68,200	57,797	(5,029)	62,130
Provision (benefit) for income taxes	20,594	19,020	13,347	(1,454)	17,993

Earnings (loss) before cumulative effect of change in accounting principle	55,350	49,180	44,450	(3,575)	44,137
Cumulative effect of change in accounting principle, net of $160 of tax	(391)	—	—	—	—

Net earnings (loss)	$54,959	$49,180	$44,450	$(3,575)	$44,137

	As of December 31,

	2001	2000	1999	1998	1997

	(in thousands)
Balance Sheet Data
Cash and equivalents	$6,957	$12,641	$2,250	$1,524	$2,384
Current assets	210,552	228,942	234,538	212,692	225,267
Total assets	377,466	404,655	436,532	420,566	432,356
Current liabilities	85,551	87,165	113,117	74,533	62,707
Long-term debt, net of current portion	75,809	100,364	83,232	86,987	78,742

ADVANCED MEDICAL OPTICS, INC.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

      The unaudited pro forma combined financial statements presented below consist of the Unaudited Pro Forma Combined Statement of Earnings for the year ended December 31, 2001 and the Unaudited Pro Forma Combined Balance Sheet as of December 31, 2001. The unaudited pro forma combined financial statements presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the combined financial statements and the corresponding notes included elsewhere in this information statement. The following unaudited pro forma combined financial statements have been prepared giving effect to the distribution and our proposed financings, as if these transactions occurred as of January 1, 2001 for the Unaudited Pro Forma Combined Statement of Earnings and as of December 31, 2001 for the Unaudited Pro Forma Combined Balance Sheet. The Unaudited Pro Forma Combined Statement of Earnings for the year ended December 31, 2001 also reflects incremental costs and certain dissynergies expected to be incurred as a result of our being an independent public company following the distribution.

      Prior to our separation from Allergan, we intend to issue up to $175 million in aggregate principal amount of senior subordinated notes. We also plan to enter into one or more senior secured credit facilities that provide for a term loan of approximately $100 million and a revolving line of credit of between $30 million and $50 million. We intend to use the proceeds from the issuance of the notes and borrowings under the term loan portion of the credit facilities:

•	to repay approximately $90 million borrowed by us from subsidiaries of Allergan to purchase various assets from Allergan in connection with its restructuring and our formation;

•	to pay a distribution of approximately $81 million to Allergan in exchange for various assets contributed to us immediately prior to giving effect to the distribution, which proceeds will be used by Allergan to repay existing borrowings;

•	to repay approximately $95 million of non-U.S. liabilities that we will assume from Allergan as part of its restructuring; and

•	to pay approximately $9 million of fees and expenses related to the financings.

      We intend to use our revolving line of credit for future capital expenditures and working capital, if needed.

      The Unaudited Pro Forma Combined Balance Sheet and the Unaudited Pro Forma Combined Statement of Earnings included in this information statement have been derived from the combined financial statements included elsewhere in this information statement and do not purport to represent what our financial position and results of operations actually would have been had the distribution and related transactions occurred on the dates indicated or to project our financial performance for any future period. Allergan did not account for us as, and we were not operated as, a separate, stand-alone entity, subsidiary, division or segment for the periods presented.

ADVANCED MEDICAL OPTICS, INC.

UNAUDITED PRO FORMA COMBINED STATEMENT OF EARNINGS

	For the Year Ended December 31, 2001

		Pro Forma
	Historical	Adjustments		Pro Forma

	(in thousands, except per share amount)
Net sales	$543,095	$—			$543,095
Cost of sales	212,090	6,800	(a)		218,890

Gross margin	331,005	(6,800)			324,205

Selling, general and administrative	222,885	21,900	(b)		244,785
Research and development	28,990	800	(b)		29,790

Operating income	79,130	(29,500)			49,630
Interest expense	3,302	20,940	(c)		24,242
Loss on investments, net	793	—			793
Unrealized gain on derivative instruments	(1,294)	—			(1,294)
Other, net	385	—			385

Earnings before income taxes	75,944	(50,440)			25,504
Provision for income taxes	20,594	(11,728	)(d)		8,866

Earnings before cumulative effect of change in accounting principle	55,350	(38,712)			16,638
Cumulative effect of change in accounting principle, net of $160 of tax	(391)	—			(391)

Net earnings	$54,959	$(38,712)			$16,247

Share information:
Weighted average shares outstanding(e):
Basic

Diluted

Net earnings per share(e):
Basic				$

Diluted				$

See accompanying notes to unaudited pro forma combined financial statements.

ADVANCED MEDICAL OPTICS, INC.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

	As of December 31, 2001

		Pro Forma
	Historical	Adjustments		Pro Forma

	(in thousands, except share amounts)
Current assets
Cash and equivalents	$6,957	$—		$6,957
Trade receivables, net	114,724	—		114,724
Inventories	65,237	—		65,237
Other current assets	23,634	—		23,634

Total current assets	210,552	—		210,552
Property, plant and equipment, net	28,293	—		28,293
Other assets	37,248	8,868	(f)	46,116
Goodwill and intangibles, net	101,373	—		101,373

Total assets	$377,466	$8,868		$386,334

Current liabilities
Current portion of long-term debt	$18,988	$(17,988	)(f)	$1,000
Accounts payable	29,583	—		29,583
Accrued compensation	16,652	—		16,652
Other accrued expenses	20,328	—		20,328

Total current liabilities	85,551	(17,988)		67,563
Long-term debt, net of current portion	75,809	(75,809	)(f)	274,000
		274,000	(f)
Other liabilities	2,176	—		2,176
Stockholders’ equity
Allergan, Inc. net investment	215,653	(171,335	)(g)	—
		(44,318	)(h)
Preferred stock	—	—		—
Common stock and additional paid-in capital	—	44,318	(h)	44,318
Accumulated other comprehensive loss	(1,723)	—		(1,723)

Total stockholders’ equity	213,930	(171,335)		42,595

Total liabilities and stockholders’ equity	$377,466	$8,868		$386,334

See accompanying notes to unaudited pro forma combined financial statements.

ADVANCED MEDICAL OPTICS, INC.

NOTES TO

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

      The accompanying unaudited pro forma combined financial statements have been prepared giving effect to the distribution and our proposed financings, as if each of these transactions had occurred as of December 31, 2001 for the Unaudited Pro Forma Combined Balance Sheet and as of January 1, 2001 for the Unaudited Pro Forma Combined Statement of Earnings. These unaudited pro forma combined financial statements reflect all adjustments that, in the opinion of management, are necessary to present fairly the pro forma results of operations and financial position. This information should be read in conjunction with our historical combined financial statements and corresponding notes included elsewhere in this information statement. The pro forma adjustments to the accompanying historical financial information for the year ended and as of December 31, 2001 are described below:

(a)	To reflect estimated incremental costs resulting from an agreed to mark-up on costs for certain products to be manufactured and supplied by Allergan to us for a period of up to three years pursuant to a new manufacturing and supply agreement.

(b)	To reflect estimated incremental costs associated with being an independent public company and the loss of certain synergies and benefits of economies of scale that existed while we were part of Allergan. The incremental costs include costs associated with corporate administrative services such as accounting, tax, treasury, information systems, risk management, insurance, legal, stockholder relations and human resources. Our management estimated these costs utilizing Allergan’s historical headcount and cost analysis and estimates obtained from third party consultants.

(c)	To reflect the increase in estimated annual interest expense to $22.9 million and the amortization of estimated capitalizable debt origination fees and expenses of $1.3 million. Interest expense was estimated based on the incurrence of fixed rate senior subordinated notes with a principal amount of $175.0 million and a variable rate term loan with a principal amount of $100.0 million, using an estimated weighted- average interest rate of 8.33% on the aggregate principal amount. If the interest rate on the variable rate debt were to increase or decrease by 0.125% for the year, annual interest expense would increase or decrease by approximately $125,000. Amortization of estimated capitalizable debt origination fees was calculated using the expected terms of the respective debt.

(d)	To reflect the estimated tax impact at statutory rates for pro forma adjustments (a) through (c) and the estimated impact of different tax rates which will be applicable to us based upon our organization structure as a result of the distribution. In 2001, our historical provision for income taxes benefited from the change in the valuation allowance on deferred tax assets which reduced our provision for income taxes. For purposes of this pro forma adjustment, we have excluded approximately $6.6 million of this tax benefit since it will not be available to us in the future. Had we recognized this tax benefit, the 2001 pro forma effective income tax rate would have been 9.0%, which is substantially less than the pro forma effective income tax rate shown of 34.8%. We believe our future effective income tax rate may be higher than the 34.8% rate depending on our mix of domestic and international taxable income or loss and the various tax and treasury strategies that we implement, including a determination of our policy regarding the repatriation of future accumulated foreign earnings.

(e)	Pro forma basic and diluted net earnings per share is computed as if the shares of our common stock were issued and outstanding for the period presented. Diluted net earnings per share assumes the dilutive effect from outstanding stock options. Assuming a $15.00 per share market value, we estimate that the dilutive effect on the calculation of weighted average shares from the assumed exercise of 1.1 million stock options with a weighted average exercise price of $11.76 per share is approximately 140,000 shares. Additional options to purchase 0.9 million shares of our common stock at a weighted average exercise price of $20.77 per share are excluded from the computation of diluted net earnings per share since the effect would be antidilutive. See footnote (h) below regarding the assumption used to determine the anticipated common shares outstanding.

(f)	To reflect the incurrence of debt with an aggregate principal amount of $275 million comprised of senior subordinated notes and a term loan, and the related capitalization of approximately $9 million of debt origination fees and expenses that will be amortized over the terms of the respective debt agreements. We expect to use the net debt proceeds to repay approximately $95 million of debt assumed by us as part of Allergan’s restructuring, and to transfer approximately $171 million to Allergan in the form of repayment of approximately $90 million borrowed by us from subsidiaries of Allergan to purchase various assets from Allergan in connection with its restructuring and our formation and to pay a distribution to Allergan of approximately $81 million in exchange for various assets contributed to us immediately prior to giving effect to the distribution. Our ability to repay certain of our debt may depend upon the successful negotiation of early termination structures prior to the separation. In addition, we intend to enter into a revolving line of credit of between $30 and $50 million that will provide funds for our capital expenditures and additional working capital, if needed. Estimated maturities of long-term debt due after one year are: $1 million each year between 2003 and 2006; $95 million in 2007 and $175 million after 2007. The term loan is expected to include an excess cash flow recapture requirement that may increase the required principal payments above contractual minimum amounts for the period 2002 to 2005 depending on a formula yet to be determined as part of the debt negotiations. Our debt and credit facility agreements are in the process of being finalized. The final amount of this adjustment and the related estimated maturities of the debt may be different depending on prevailing market conditions at the time the agreements are finalized and funded.

(g)	The Allergan, Inc. net investment account represents the cumulative investments in, distributions from, and earnings of our company which will be contributed at the time of the spin-off. We expect to transfer $171 million to Allergan through the purchase of approximately $90 million of various assets from Allergan and a distribution of approximately $81 million to Allergan to be used to retire a portion of Allergan’s existing debt. The final amount of this adjustment may be different depending on the finalization of our new debt agreements and related market conditions.

(h)	To reflect the anticipated distribution of shares of common stock at $.01 par value per share at an assumed distribution ratio of one share of our stock for every shares of Allergan common stock held on the record date and the elimination of Allergan’s net investment in us and the related reclassification to our various stockholders’ equity accounts due to the anticipated distribution of all of our shares to Allergan stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

      You should read the following discussion in conjunction with the combined financial statements and the corresponding notes and the unaudited pro forma combined financial statements and the corresponding notes included elsewhere in this information statement. This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward looking statements. Please see “Forward Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements.

Overview

      We are a global optical medical device company with leadership positions in the vision correction markets in which we compete. The focus of our business is on developing a broadened suite of innovative technologies and devices to address a wide range of refractive eye disorders. We have two major business lines: ophthalmic surgical products and contact lens care products. As measured by revenue, we are the second largest company in the worldwide ophthalmic surgical products markets in which we compete, namely the development, manufacturing and marketing of intraocular lenses, phacoemulsification systems, viscoelastics, microkeratomes and surgical packs containing items used in cataract surgery. We are also the second largest company in the worldwide contact lens care market as measured by revenue, offering a broad range of contact lens care products for use with every available type of contact lens. Our products in these markets include disinfecting solutions to destroy harmful microorganisms in and on the surface of contact lenses, daily cleaners to remove undesirable film and deposits from contact lenses, enzymatic cleaners to remove protein deposits from contact lenses and lens rewetting drops to provide added wearing comfort.

      We have operations in approximately 20 countries and sell our products in approximately 60 countries. As part of Allergan, we organized our operations into four regions: North America, Latin America, Asia Pacific and Europe. Operations for the Europe Region included sales to customers in Africa and the Middle East, and operations in the Asia Pacific Region included sales to customers in Australia and New Zealand. After the distribution, we will organize our operations in three regions:

•	Americas (North and South America);

•	Japan; and

•	Europe, Africa and Asia Pacific (excluding Japan, but including Australia and New Zealand).

Separation from Allergan

      Allergan has determined to spin-off its existing optical medical device business by contributing all of the assets related to the two business lines that comprise the optical medical device business to us and distributing all of our outstanding shares of stock to its stockholders. We will have no material assets, liabilities or activities as a separate corporate entity until Allergan’s contribution to us of the optical medical device business as described in this information statement. The contribution is expected to occur on or about                     , 2002, which is the distribution date. Following the distribution, we will be an independent public company and Allergan will no longer maintain any stock ownership in us.

      We estimate that Allergan and we will incur approximately $150 million to $200 million in aggregate costs, fees and expenses related to our separation from Allergan. These costs, fees and expenses will primarily relate to transition costs, taxes and professional expenses payable in connection with our separation from Allergan, and dissynergies prior to the distribution. We are currently unable to estimate the allocation of these costs between us and Allergan. Subsequent to the distribution, we anticipate incurring incremental annual pre-tax costs of approximately $51 million associated with being an independent public company. Our management believes that these costs are a reasonable estimate of the incremental costs we will incur as an independent company; however, we cannot assure you that these costs will not exceed this estimate in a material amount. These incremental annual costs include approximately:

•	$7 million for cost of sales;

•	$22 million for selling, general and administrative expenses including accounting, legal, human resources and other costs;

•	$1 million for research and development costs; and

•	$21 million for interest expense, including the estimated annual amortization of capitalizable debt origination fees. This estimate is based on the incurrence of $275 million of debt at a weighted average interest rate of 8.33%; however, our debt agreements are not yet finalized and we cannot assure you that we will be able to obtain financing on these terms.

      Allergan does not account for our business on the basis of separate legal entities, subsidiaries, divisions or segments. The accompanying combined financial statements include those assets, liabilities, revenues and expenses directly attributable to our operations and allocations of certain Allergan corporate assets, liabilities and expenses. These amounts have been allocated on a basis that is considered by management to reflect most fairly or reasonably the utilization of the services provided to us or the benefit obtained by us. We believe the methods used to allocate these amounts to us are reasonable. All material intercompany balances have been eliminated. The financial information included herein does not necessarily reflect what the financial position and results of our operations would have been had we operated as a stand-alone public entity during the periods covered, and may not be indicative of future operations or financial position. Additional expenses that we expect to incur as a result of being an independent public company are more fully described in the Notes to the Unaudited Pro Forma Combined Financial Statements.

      As part of Allergan, we have historically participated in various Allergan administered functions including shared services surrounding selling, general and administrative expenses, retirement and other post retirement benefit plans, income taxes and cash management. Additionally, Allergan has manufactured certain of our products.

      Shared services include finance, human resources, information systems and legal services. Our allocated portion of the expenses for these services are included in selling, general and administrative expense in our Combined Statements of Earnings. For the years ended December 31, 2001, 2000 and 1999, these allocated expenses were $34.0 million, $40.8 million and $46.6 million, respectively.

      The Allergan retirement plans and other postretirement benefit plans, which primarily provide medical benefits, historically have covered all Allergan employees. We have included in our combined financial statements allocations for expenses attributable to our employees participating in these plans. We have also included in our combined financial statements assets and liabilities associated with foreign plans to the extent that these plans will be transferred to us.

      Our income has been historically included in consolidated income tax returns filed by Allergan and most of the related income taxes have been paid by Allergan. Allergan has managed its tax position for the benefit of its entire portfolio of businesses. Allergan’s tax strategies are not necessarily reflective of the tax strategies that we would have followed or will follow as a stand-alone company. Our income tax expense has been recorded as if we filed tax returns separate from Allergan.

      Cash and equivalents consist of cash in banks and repurchase agreements with financial institutions with maturities of 90 days or less. We have participated in a centralized cash management program administered by Allergan. Cash and equivalents include only those amounts that will be considered part of our operations upon the distribution.

      Prior to the distribution, we will enter into several agreements with Allergan in connection with, among other things, transitional services, employee matters, manufacturing and tax sharing. Under the transitional services agreement, Allergan will agree to provide us, on an interim basis, transitional services such as facilities subleases, research and development services, retail channel support and general and administrative services. In addition, the transitional services agreement will provide that for certain limited transitional services, we will provide such services to Allergan, on an interim basis. Such services would include: facilities subleases, retail channel support, and certain general and administrative services.

      The transitional services agreement will set forth charges generally intended to allow Allergan to fully recover the allocated costs of providing the services, plus all out-of-pocket costs and expenses, except that we will pay to Allergan a commission related to our products that are sold by them during the transition period. Alternatively, we will recover costs from Allergan in a similar manner for services provided by us. Access to research and development facilities will be provided to us for up to three years following the distribution and, with limited exceptions, we do not expect that the other transitional services will extend beyond the 12-month period following the distribution. We cannot assure you that the costs we incur under the transitional services agreement will be equal to or less than the costs of providing these services internally.

      Under the manufacturing agreement, Allergan will manufacture certain contact lens care products and VITRAX for a period of up to 3 years from the date of the distribution. We plan to purchase these products from Allergan at a price equal to Allergan’s fully allocated costs plus 10%. If we are unable to either build or obtain regulatory approval for new facilities or locate and obtain regulatory approval for third party manufacturers to produce our products, our business may be harmed.

      The tax sharing agreement will govern Allergan’s and our respective rights, responsibilities and obligations after the distribution with respect to taxes for any tax period ending before, on or after the distribution. Generally, Allergan will be liable for all pre-distribution taxes attributable to its business, and we generally will indemnify Allergan for all pre-distribution taxes attributable to our business for the current taxable year. In addition, the tax sharing agreement will provide that Allergan will generally be liable for taxes that are incurred as a result of restructuring activities undertaken to effectuate the distribution.

      We and Allergan have made and will make representations to each other and to the Internal Revenue Service in connection with the private letter ruling that Allergan has requested regarding the tax-free nature of the distribution of our common stock by Allergan to its stockholders. If either we or Allergan breach our representations to each other or to the Internal Revenue Service, or if we or Allergan take or fail to take, as the case may be, actions that result in the distribution failing to meet the requirements of a tax-free distribution pursuant to Section 355 of the Internal Revenue Code, the party in breach will indemnify the other party for any and all resulting taxes.

Results of Operations

     Comparing Fiscal Years Ended December 31, 2001, 2000 and 1999

           Net sales. The following table sets forth, for the periods indicated, net sales by major product line.

	Year Ended December 31,

	2001	2000	1999

	(in thousands)
Ophthalmic Surgical	$253,143	$248,773	$221,619
Contact Lens Care	289,952	321,800	356,025

Total Net Sales	$543,095	$570,573	$577,644

Domestic	30.8%	31.3%	29.7%
International	69.2%	68.7%	70.3%

           Net sales for 2001 decreased by $27.5 million, or 5%, to $543.1 million in 2001 from $570.6 million in 2000. Foreign currency fluctuations in 2001 decreased sales by $28.2 million, or 5%, as compared to average rates in effect in 2000. At constant currency rates, sales increased by $0.7 million in

2001 compared to 2000. At constant currency rates, the increase in net sales in 2001 compared to 2000 was the result of an increase in sales of our ophthalmic surgical products, offset by a decrease in sales of our contact lens care products.

      Global sales of our contact lens care products decreased by $31.8 million, or 10%, from 2000 to 2001. Sales of our contact lens care products in the United States decreased $10.0 million, or 13%, between 2000 and 2001, primarily due to a decrease in sales of private-label cold-chemical one-bottle disinfection systems, peroxide-based disinfection systems, and ancillary products. International sales of our contact lens care products decreased $21.8 million, or 9%, between 2000 and 2001 primarily as a result of the weakening Japanese yen and euro versus the dollar, which represented $17.1 million of the decrease in international sales. At constant currency rates, international contact lens care sales decreased $4.7 million, or 2%, primarily attributable to the decrease in sales of peroxide-based disinfection and ancillary products partially offset by an increase in sales of our one-bottle cold-chemical disinfection system, COMPLETE. We expect that our global sales of contact lens care products will continue to contract as customers continue to increase their use of lower priced one-bottle cold-chemical disinfection systems and decrease their use of peroxide-based disinfection systems. As our mix of products shifts towards one-bottle disinfection systems, we expect that this trend will have a diminishing impact on our sales.

      Global sales of our ophthalmic surgical products increased by $4.3 million, or 2%, from 2000 to 2001. In the United States, sales of our ophthalmic surgical products decreased $1.5 million, or 1%, while internationally, sales of our ophthalmic surgical products increased $5.8 million or 4%. International sales of our ophthalmic surgical products in 2001 were negatively impacted primarily by the weakening of the Japanese yen and the euro versus the dollar, representing an $11.1 million, or 8%, unfavorable currency impact. At constant currency rates, international sales of our ophthalmic surgical products increased $16.9 million, or 12%. This increase was primarily attributable to sales increases in the SENSAR acrylic intraocular lens and AMADEUS microkeratome, offset in part by sales decreases in PMMA intraocular lenses, silicone intraocular lenses and phacoemulsification equipment. We believe that global sales of ophthalmic surgical products will continue to grow as sales for higher margin foldable intraocular lenses, most notably the SENSAR acrylic lens and the CLARIFLEX silicone lens, as well as the AMADEUS microkeratome system continue to improve.

      Net sales for 2000 decreased by $7.1 million, or 1%, to $570.6 million in 2000 from $577.6 million in 1999. Foreign currency fluctuations in 2000 decreased sales by $18.0 million, or 3%, as compared to average rates in effect in 1999. At constant currency rates, net sales in 2000 increased by $10.9 million, or 2%, from our net sales in 1999. The decrease in net sales in 2000 compared to 1999 was primarily the result of a decrease in sales of our contact lens care products, substantially offset by an increase in sales of our ophthalmic surgical products.

      Sales of our contact lens care products decreased by $34.3 million, or 10%, to $321.8 million in 2000 from $356.0 million in 1999. Sales of our contact lens care products in the United States decreased $3.8 million, or 5%, between 1999 and 2000. International sales of our contact lens care products decreased $30.5 million, or 11%. International sales of our contact lens care products were negatively affected by the weakening of the euro versus the dollar, slightly offset by the strengthening of the Japanese yen versus the dollar, representing, in aggregate, $10.2 million, or 4%, unfavorable currency impact. At constant currency rates, international sales of our contact lens care products decreased $20.3 million, or 7%, which was primarily attributable to a decrease in sales of peroxide-based disinfection and ancillary products as consumers increased their use of lower priced one-bottle cold-chemical disinfection systems.

      Global sales of our ophthalmic surgical products increased by $27.2 million, or 12%, in 2000 compared to 1999. In the United States, sales of our ophthalmic surgical devices increased $10.8 million, or 11%, primarily as a result of strong sales of the SENSAR acrylic intraocular lens in 2000. International sales of our ophthalmic surgical products increased 13% between 1999 and 2000 and were negatively impacted by the weakening of the euro versus the dollar slightly offset by the strengthening of the Japanese yen versus the dollar, representing a net $7.8 million, or 6%, unfavorable currency impact. At constant currency rates, international sales of our ophthalmic surgical products increased $24.2 million, or

19%, which was primarily the result of strong sales of the SENSAR acrylic intraocular lens, silicone intraocular lenses, and phacoemulsification equipment, partially offset by a decrease in sales of PMMA intraocular lenses in 2000.

      The following table sets forth, for the periods indicated, net sales by geographic region:

	Year Ended December 31

	2001	2000	1999

	(in thousands)
United States	$167,280	$178,764	$171,753
Europe	161,496	173,085	203,559
Asia Pacific	184,161	185,681	171,541
Other	30,158	33,043	29,655

Segments total	543,095	570,573	576,508
Manufacturing operations	—	—	1,136

Total net sales	$543,095	$570,573	$577,644

      As a part of Allergan, we operate in regions or geographic operating segments. The U.S. information is presented separately as it is our headquarters country, and U.S. sales represented 30.8%, 31.3% and 29.7% of total net sales in 2001, 2000, and 1999, respectively. Additionally, sales in Japan represented 25.3%, 24.2%, and 22.1% of total net sales in 2001, 2000 and 1999, respectively. No other country, or single customer, generates over 10% of total net sales.

      Net sales in the United States decreased $11.5 million in 2001 as compared to 2000. Net sales in Europe decreased $6.0 million at constant currency rates, and decreased an additional $5.6 million attributable to the weakening of the euro versus the dollar in 2001 as compared to 2000. Net sales in Asia Pacific increased $18.4 million at constant currency rates, but were offset by a $19.9 million decrease from the weakening of the Japanese yen versus the dollar in 2001 as compared to 2000. Net sales in the Other geographic segment for 2001 decreased by $0.2 million as compared to 2000 at constant currency rates, compounded by an additional $2.7 million decrease primarily resulting from the weakening of the Brazilian real versus the dollar. The currency weakness of $28.2 million in 2001 affected both the contact lens care and ophthalmic surgical businesses.

      Net sales in the United States increased $7.0 million in 2000 as compared to 1999. Net sales in Europe decreased $8.0 million at constant currency rates in 2000 as compared to 1999, and were additionally impacted by a $22.5 million decrease resulting from a weakening of the euro versus the dollar. Net sales in Asia Pacific for 2000 increased $9.3 million at constant currency rates and were favorably impacted by a $4.8 million increase from the strengthening of the Japanese yen versus the dollar. Net sales in the Other geographic segment for 2000 increased by $3.7 million at constant currency rates as compared to 1999. Currency weakness of $18.0 million in 2000 affected both the contact lens care and ophthalmic surgical businesses.

      For additional information relating to our geographic operating segments, including operating income or loss and total assets, see Note 12 of the Notes to Combined Financial Statements included elsewhere in this information statement.

      Income and expenses. The following table sets forth the relationship to sales of various statement of earnings items:

	Year Ended December 31,

	2001	2000	1999

Net sales	100.0%	100.0%	100.0%
Cost of sales	39.1	40.6	40.9

Gross margin	60.9	59.4	59.1
Other operating costs and expenses:
Selling, general and administrative	41.0	42.2	44.2
Research and development	5.3	5.2	4.8
Restructuring charge reversal	—	(0.4)	(1.1)

Operating income	14.6	12.4	11.2
Loss on investments, net	(0.1)	—	—
Unrealized gain on derivative instruments	0.2	—	—
Other non-operating expense, net	(0.7)	(0.4)	(1.2)

Earnings before income taxes	14.0%	12.0%	10.0%

Net earnings	10.1%	8.6%	7.7%

      Gross margin. Our gross margin increased as a percent of net sales by 1.5 percentage points from 59.4% in 2000 to 60.9% in 2001, and by 0.3 percentage points from 59.1% in 1999 to 59.4% in 2000. The increase in gross margin as a percent of net sales in 2001 as compared to 2000 was primarily the result of higher gross margins achieved on sales of contact lens care products, partially offset by a change in product sales mix to lower margin surgical products. The increase in gross margin as a percent of net sales in 2000 as compared to 1999 was attributable to a combination of changes. For both the contact lens care and ophthalmic surgical businesses, gross margins increased as a result of increasing margins in the Asia Pacific region, which were somewhat offset by lower gross margins in the Europe region. Gross margins further increased as a result of a change in geographic region sales mix, specifically for the ophthalmic surgical business from lower margin non-Asia Pacific geographic regions to the higher margin Asia Pacific geographic region.

      Selling, general and administrative. Selling, general and administrative expenses decreased as a percent of net sales by 1.2 percentage points to 41.0% in 2001 from 42.2% in 2000. This decrease was the result of a dollar and percentage of sales decrease in promotion related expenses including samples and in general and administrative expenses. Selling, general and administrative expenses decreased as a percent of net sales by 2.0 percentage points to 42.2% in 2000 from 44.2% in 1999. The percentage decrease in 2000 was the result of a dollar and percentage of sales decrease in promotion and related expenses including samples and administrative expenses somewhat offset by an increase in selling expense for the ophthalmic surgical business in dollars and percentage of sales.

      Research and development. Research and development expenses decreased by 3% in 2001 to $29.0 million compared to $29.9 million in 2000. Research and development spending decreased in 2001 as a result of a decrease in research efforts in the contact lens care business somewhat offset by increased research and development in the ophthalmic surgical business. Research and development expenses increased by 8% in 2000 to $29.9 million compared to $27.8 million in 1999. Research and development spending increased in 2000 as a result of the expanded research efforts in both the contact lens care and ophthalmic surgical businesses.

      Special charges. In 1998, we recorded a $24.4 million restructuring and a $26.6 million impairment of asset charge to streamline operations and reduce costs through reductions in global general and administrative staff and the closure of manufacturing facilities in connection with the outsourcing and consolidation of such manufacturing operations. In addition, operations in many countries were transferred to distributors, and business activities were concentrated into regional shared service centers. We began restructuring activities in 1998 and completed them in 2000. In 1999, we determined that various restructuring activities were completed for less cost than estimated in the original 1998 restructuring plan, primarily as a result of lower than anticipated severance costs. As a result, we recorded a $1.5 million reduction in the restructuring charge in 1999.

      In 1996, we recorded a $42.3 million restructuring charge to streamline operations and reduce costs through management restructuring and facilities consolidation. We began restructuring activities in 1996 and completed them in Europe in 1999. In 1999, we determined that severance costs of positions eliminated would be $5.0 million less than accrued in 1996. As a result, we recorded a $5.0 million reduction in the restructuring charge in 1999. In 2000, we completed all activities related to the 1996 restructuring plan and eliminated the remaining accrual of $2.2 million.

      Operating income. Operating income was $79.1 million or 14.6% of net sales in 2001, an increase of $8.7 million, or 12.3%, from $70.5 million, or 12.4% of net sales in 2000. These increases were the result of an $18.2 million decrease in selling, general and administrative expenses and a decrease in research and development expenses of $0.9 million, partially offset by a decrease in the restructuring charge reversal of $2.2 million and a decrease in gross margin of $8.1 million that resulted primarily from the $27.5 million decrease in sales from 2000 to 2001.

      Operating income was $70.5 million or 12.4% of net sales in 2000, an increase of $5.7 million or 8.8%, from $64.7 million or 11.2% of net sales in 1999. These increases were the result of the decrease in selling, general and administrative expenses of $14.6 million partially offset by an increase in research and development expenses of $2.1 million, a decrease in the restructuring charge reversal of $4.3 million, and a decrease in gross margin of $2.5 million primarily driven by the $7.1 million decrease in sales from 1999 to 2000.

      The following table presents operating income (loss) by geographic region:

	Operating Income (Loss)

	2001	2000	1999

	(in thousands)
United States	$35,292	$27,074	$21,081
Europe	41,582	47,108	65,814
Asia Pacific	52,358	45,567	27,997
Other	(1,142)	(1,381)	(2,817)

Segments total	128,090	118,368	112,075
Manufacturing operations	3,631	7,609	6,339
Research and development	(28,990)	(29,878)	(27,765)
Restructuring charge reversal	—	2,237	6,527
Elimination of inter-company profit	(34,528)	(36,335)	(40,851)
General corporate	10,927	8,458	8,413

Operating income	$79,130	$70,459	$64,738

      Operating income attributable to each geographic region is based upon management’s assignment of costs to such regions which includes the manufacturing standard cost of goods produced by our manufacturing operations (or the cost to acquire goods from third parties), freight, duty and local distribution costs, and royalties. Operating income for all operating segments and manufacturing operations also includes a charge for corporate services and asset utilization which permits us to better measure segment performance by including a cost of capital in the determination of operating income for each segment.

      Income from manufacturing operations is not assigned to geographic regions because most manufacturing operations produce products for more than one region. Research and development costs are also corporate costs. For the years ended December 31, 2000 and 1999, corporate costs also included the reduction of costs related to the reversal of special charges for restructuring.

      Operating income in the United States increased by $8.2 million, or 30%, from $27.1 million in 2000 to $35.3 million in 2001. This increase primarily resulted from a reduction in promotion, selling and marketing expenses combined with the impact of a higher gross margin percentage. This was somewhat offset by the 6% decline in net sales in the United States. Operating income in the Europe segment decreased by $5.5 million, or 12%, in 2001 compared to 2000. This decrease primarily resulted from the 7% decrease in Europe net sales combined with an increase in selling, general and administrative expenses as a percentage of sales in 2001 versus 2000. Operating income in the Asia Pacific segment increased by $6.8 million, or 15% in 2001 compared to 2000. This increase primarily resulted from the impact of a higher gross margin percentage combined with a decrease in promotion, selling and marketing expenses.

      Operating income in the United States increased by $6.0 million, or 28%, from $21.1 million in 1999 to $27.1 million in 2000. This increase primarily resulted from a decrease in selling, general and administrative expenses combined with the impact of a 4% increase in United States sales. Operating income in the Europe segment decreased by $18.7 million, or 28%, in 2000 compared to 1999. This decrease primarily resulted from the 15% decrease in Europe sales combined with a decrease in gross margin percentage, somewhat offset by a decrease in selling, general and administrative expenses. Operating income in the Asia Pacific segment increased by $17.6 million, or 63%, in 2000 compared to 1999. This increase primarily resulted from the 8% increase in Asia Pacific sales combined with the impact of a higher gross margin percentage and the leveraging of selling, general and administrative expenses as a percentage of sales in 2000. The operating loss in the Other geographic segment decreased by $1.4 million in 2000 compared to 1999 primarily as a result of the 11% increase in sales combined with an increase in gross margin percentage.

      Income taxes. The effective tax rate in 2001 was 27.1%, down from the 27.9% effective tax rate in 2000. The decrease in 2001 was primarily attributable to the changes in the valuation allowance on deferred tax assets that were realized in 2001, partially offset by a shift in the mix of earnings from lower tax rate jurisdictions in Ireland and Puerto Rico to higher tax rate jurisdictions, primarily in the United States and Japan.

      As a result of an improvement in profitability in Japan in 2001, we were able to utilize $2.7 million of our net operating loss carryforward benefit and realized other deferred tax assets of $6.3 million in Japan, for which we previously had established a valuation allowance. Previously, management did not believe that realization of these assets was “more likely than not”, and had provided a valuation allowance for these deferred tax assets in prior years. As a result of the realization of these deferred tax assets, our valuation allowance on deferred tax assets and our income tax expense were reduced by approximately $9 million in 2001.

      The effective tax rate in 2000 was 27.9%, up from the 23.1% effective tax rate in 1999. The increase in 2000 was primarily attributable to the decrease in earnings in the lower tax rate jurisdictions of Ireland and Puerto Rico and the reduction in foreign tax credits allocable to foreign earnings and dividends, partially offset by lower taxes on unremitted earnings of foreign subsidiaries. Additionally, we experienced an increase in earnings in higher tax rate jurisdictions, mainly in the United States and Japan, partially offset by the realization of deferred tax assets that were previously offset by a valuation allowance.

      We believe our future effective income tax rate may be higher than our historical effective tax rate depending on our mix of domestic and international taxable income or loss and the various tax and treasury strategies that we implement, including a determination of our policy regarding the repatriation of future accumulated foreign earnings.

      Net earnings. Net earnings were $55.0 million in 2001 compared to $49.2 million in 2000. The $5.8 million increase in 2001 net earnings is primarily the result of the $8.7 million increase in operating income, and the $1.3 million unrealized gain on derivative instruments, substantially offset by the increase in all other non-operating expenses of $2.2 million, the $1.6 million increase in income tax expense and the $0.4 million after-tax effect of the adoption of SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities.” The increase in non-operating expense is primarily the result of investment losses of $0.8 million in 2001 associated with the permanent impairment of certain equity investments compared to the $0.2 million gain on investments in 2000, and a $0.5 million decrease in realized gains from foreign currency transactions in 2001 compared to 2000 reported as other, net.

      Net earnings were $49.2 million in 2000 compared to $44.5 million in 1999. The $4.7 million increase in net earnings in 2000 is primarily the result of the $5.7 million increase in operating income and a decrease in non-operating expense of $4.7 million, offset by an increase in income tax expense of $5.7 million. The decrease in non-operating expense includes a $2.9 million decrease in allocated interest expense and a decrease in other, net of $1.6 million resulting from foreign currency transaction gains of $0.8 million in 2000 compared to $0.7 million of foreign currency transaction losses in 1999.

      Traditionally, we have realized a seasonal trend in our sales and net earnings, with the smallest portion of our ophthalmic surgical sales being realized in the first quarter and with sales gradually increasing from the second to fourth quarter. This seasonality is primarily attributable to higher sales of our ophthalmic surgical products in the fourth quarter. We believe sales of our ophthalmic surgical products are comparatively higher in the fourth quarter because hospitals, ambulatory surgical centers and other customers increase spending as they reach their year-end and are able to spend the remainder of their annual budgeted amounts. We believe that this above average expenditure rate in the fourth quarter results in lower subsequent first quarter expenditures as these customers deplete stockpiled inventory and conserve their budgeted expense amounts for that year.

Liquidity and Capital Resources

      Management will assess our liquidity by our ability to generate cash to fund operations. Significant factors in the management of liquidity are: funds generated by operations; levels of accounts receivable, inventories, accounts payable and capital expenditures; adequate lines of credit; and financial flexibility to attract long-term capital on satisfactory terms.

      Historically, we have generated cash from operations in excess of working capital requirements, and we expect to do so in the future. The net cash provided by operating activities was $75.8 million in 2001 compared to $93.6 million in 2000 and $59.2 million in 1999. Operating cash flow decreased in 2001 compared to 2000 primarily as a result of an increase in other assets and a reduction in accounts payable, partially offset by the increase in net earnings and improved management of trade receivables. Operating cash flow increased in 2000 compared to 1999 primarily as a result of the increase in net earnings, a reduction in inventories, an increase in accrued expenses and stronger trade receivables management, partially offset by the change in other assets.

      Net cash used in investing activities was $14.5 million, $11.0 million and $18.5 million in 2001, 2000 and 1999, respectively. Expenditures for property, plant and equipment totaled $5.9 million, $6.6 million and $4.6 million in 2001, 2000 and 1999, respectively. These expenditures included expansion of manufacturing facilities and a variety of other projects designed to improve productivity. We expect to invest $10 million to $15 million in property, plant and equipment in 2002. Expenditures for demonstration (demo) and bundled equipment, primarily phacoemulsification and microkeratome surgical equipment, were $6.4 million, $4.1 million and $5.5 million in 2001, 2000 and 1999, respectively. We maintain demo and bundled equipment to facilitate future sales of similar equipment and related products to our customers. We expect to invest between $4 million to $5 million in demo and bundled equipment in 2002. Expenditures for capitalized internal-use software were $3.1 million, $0.5 million and $8.6 million in 2001, 2000 and 1999, respectively. We capitalize internal-use software costs after technical feasibility has been established. We expect to invest $5 million to $7 million in capitalized software in 2002.

      Net cash used in financing activities was $66.2 million in 2001, composed primarily of $58.6 million in distributions to Allergan, net of advances, and $7.6 million in net repayments of debt. Net cash used in financing activities was $71.7 million in 2000, composed primarily of $76.7 million in distributions to Allergan, net of advances, partially offset by $5.0 million in net debt borrowings. Net cash used in financing activities was $40.2 million in 1999, composed primarily of $54.8 million in distributions to Allergan, net of advances, partially offset by $14.5 million in net debt borrowings. Subsequent to the distribution, net transfers to Allergan will cease.

      As of December 31, 2001, the Combined Financial Statements reflect certain long-term credit facilities outstanding attributable to our operations. Borrowings under the credit facilities are subject to certain customary financial and operating covenants on a consolidated Allergan, Inc. basis. At December 31, 2001, $94.8 million in borrowings were outstanding of which $19.0 million was reported as current and $75.8 million was reported as long-term. We plan to replace these credit facilities as of the distribution date with new third party credit facilities and other debt financing.

      As of the distribution date, we expect to incur $275 million of debt with an estimated weighted average interest rate of 8.33% resulting in incremental annual interest expense of approximately $21 million. As a result, we expect a significant decrease in our cash flows from operations. These credit facilities will primarily be used to repay all of our existing borrowings, purchase various assets from Allergan and indirectly assume a portion of Allergan’s debt.

      Historically, a majority of our international and domestic cash accounts were linked to Allergan’s centralized cash management system. Accordingly, a majority of cash generated from operations has been transferred to Allergan. The net effect of these cash transfers has been reflected in the “Allergan, Inc. net investment” account as shown in the equity section of our Combined Balance Sheets. All of the cash and equivalents reported in our Combined Balance Sheets are held outside the United States, and we plan to use these funds in our international operations.

      Our cash position includes amounts denominated in foreign currencies, and the repatriation of those cash balances from some of our non-U.S. subsidiaries could result in additional tax costs. However, those cash balances are generally available without legal restriction to fund ordinary business operations.

      We believe that the net cash provided by our operating activities, supplemented as necessary with borrowings available under our new revolving line of credit and existing cash and equivalents, will provide sufficient resources to meet our working capital requirements, debt service and other cash needs over the next year. However, we cannot assure you that we will be able to obtain our revolving line of credit on favorable terms.

      We are dependent, in part, upon the reimbursement policies of government and private health insurance companies. Government and private sector initiatives to limit the growth of health care costs, including price regulation and competitive pricing, are continuing in many countries where we do business. As a result of these changes, the marketplace has placed increased emphasis on the delivery of more cost-effective medical therapies. While we have been unaware of significant price resistance resulting from the trend toward cost containment, changes in reimbursement policies and other reimbursement methodologies and payment levels could have an adverse effect on our pricing flexibility.

      Additionally, the current trend among hospitals and other customers of medical device manufacturers is to consolidate into larger purchasing groups to enhance purchasing power. The enhanced purchasing power of these larger customers may also increase the pressure on product pricing, although we are unable to estimate the potential impact at this time.

      Inflation. Although at reduced levels in recent years, inflation continues to apply upward pressure on the cost of goods and services used by us. The competitive and regulatory environments in many markets substantially limit our ability to fully recover these higher costs through increased selling prices. We continually seek to mitigate the adverse effects of inflation through cost containment and improved productivity and manufacturing processes.

      Foreign currency fluctuations. Approximately 69% of our revenues in 2001 were derived from operations outside the United States, and a significant portion of our cost structure is denominated in currencies other than the U.S. dollar. Therefore, we are subject to fluctuations in sales and earnings reported in U.S. dollars as a result of changing currency exchange rates.

      The impact of foreign currency fluctuations on sales was as follows: a $28.2 million decrease in 2001, a $18.0 million decrease in 2000 and a $5.4 million increase in 1999. The 2001 sales decrease was due primarily to a weakening of the Japanese yen and European currencies. The 2000 sales decrease included decreases related to European currencies partially offset by an increase related to the Japanese yen. The 1999 sales increase included increases related to the Japanese yen, partially offset by decreases related to the Brazilian real and the European currencies.

Quantitative and Qualitative Market Risk Factors

      In the normal course of business, our operations are exposed to risks associated with fluctuations in interest rates and foreign currency exchange rates. For all periods presented, we were considered in Allergan’s overall risk management strategy. As part of this strategy, Allergan managed its risks based on management’s judgment of the appropriate trade-off between risk, opportunity and costs. With respect to our risks, Allergan primarily utilized interest rate swap agreements and foreign currency option and forward contracts to economically hedge or reduce these exposures. As a stand-alone company, we will routinely monitor our risks associated with fluctuations in currency exchange rates and interest rates. We will address these risks through controlled risk management that includes the use of derivative financial instruments to economically hedge or reduce these exposures. We will not enter into financial instruments for trading or speculative purposes.

      To ensure the adequacy and effectiveness of our interest rate and foreign exchange hedge positions, we will continually monitor, from an accounting and economic perspective, our interest rate swap positions and foreign exchange forward and option positions both on a stand-alone basis and in conjunction with our underlying interest rate and foreign currency exposures.

      However, given the inherent limitations of forecasting and the anticipatory nature of the exposures intended to be hedged, there can be no assurance that such programs will offset more than a portion of the adverse financial impact resulting from unfavorable movements in either interest or foreign exchange rates. In addition, the timing of the accounting for recognition of gains and losses related to mark-to-market instruments for any given period may not coincide with the timing of gains and losses related to the underlying economic exposures and, therefore, may adversely affect our operating results and financial position. Our allocated portion of the gains and losses realized from the foreign currency forward and option contracts are recorded in “Other, net” in the accompanying Combined Statements of Earnings. The allocation of such gains and losses is based on our net sales compared to total Allergan net sales.

      In June 1998, Statement of Financial Accounting Standards No. 133 — “Accounting for Derivative Instruments and Hedging Activities” (SFAS No. 133) was issued, as amended, and was effective for all periods of fiscal years beginning after June 15, 2000, or January 1, 2001 for us. SFAS No. 133 establishes accounting and reporting standards for all derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of position and measure those instruments at fair value. SFAS No. 133 requires that changes in the derivative’s fair value be recognized in earnings unless specific hedge accounting criteria are met. Accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the income statement, and requires that an entity must formally document, designate and assess the effectiveness of derivatives instruments that receive hedge accounting. Historically, we used three types of derivative instruments: interest rate swap agreements, foreign currency option contracts and foreign currency forward contracts. We adopted SFAS No. 133 on January 1, 2001 effective with Allergan’s adoption of the new accounting standard. Upon adoption of SFAS No. 133, we did not designate foreign currency option and foreign currency forward contracts as accounting hedges. Accordingly, we received an allocation of Allergan’s net-of-tax cumulative effect loss that resulted from adoption of SFAS No. 133 based on our percentage of net sales compared to total Allergan net sales.

      Interest rate risk. Our interest expense is more sensitive to fluctuations in the general level of Japan interest rates than to changes in rates in other markets. Changes in Japan interest rates affect our interest expense on our debt as well as costs associated with foreign currency contracts.

      Our exposure to market risk for changes in interest rates results from our debt obligations and related derivative financial instruments. During 2001, we held interest rate swap agreements to reduce the impact of interest rate changes on our floating rate long-term debt. These derivative financial instruments allowed us to hold long-term borrowings at floating rates and then swap them into fixed rates that are anticipated to be lower than those available if fixed-rate borrowings were made directly.

      These swaps effectively converted our floating-rate debt to fixed-rates and qualified for hedge accounting treatment. Since these interest rate swap agreements qualified as cash flow hedges under SFAS No. 133, changes in fair value of these swap agreements were recorded in other comprehensive income to the extent that such changes were effective and as long as the cash flow hedge requirements were met. Periodic interest payments and receipts on both the debt and swap agreement were recorded as components of interest expense in the accompanying Combined Statements of Earnings. At December 31, 2001 there were no interest rate swap agreements outstanding.

      At December 31, 2001, we had $38.0 million of variable rate debt outstanding. If the interest rates on the variable rate debt were to increase or decrease by 1% for the year, annual interest expense would increase or decrease by approximately $380,000.

      The table below presents information about our cash equivalents and our debt obligations for the years ended December 31, 2001 and 2000:

December 31, 2001

	Maturing in							Fair
								Market
	2002	2003	2004	2005	2006	Thereafter	Total	Value

	(in thousands, except interest rates)
ASSETS
Cash equivalents
Repurchase Agreements	$6,725	—	—	—	—	—	$6,725	$6,725
Weighted Average Interest Rate	1.59%	—	—	—	—	—	1.59%
LIABILITIES
Debt Obligations:
Fixed Rate (JPY)	—	$18,988	—	$37,830	—		56,818	59,063
Weighted Average Interest Rate	—	3.55%	—	1.85%	—		2.42%
Variable Rate (JPY)	$18,988	18,991	—	—	—	—	37,979	37,979
Weighted Average Interest Rate	0.75%	0.58%	—	—	—	—	0.66%
Total Debt Obligations	$18,988	$37,979	—	$37,830	—	—	$94,797	$97,042
Weighted Average Interest Rate	0.75%	2.06%	—	1.85%	—	—	1.71%

December 31, 2000

	Maturing in							Fair
								Market
	2001	2002	2003	2004	2005	Thereafter	Total	Value

	(in thousands, except interest rates)
LIABILITIES
Debt Obligations
Fixed Rate (JPY)	$—	$—	$21,863	—	$43,521	—	$65,384	$67,387
Weighted Average Interest Rate	—	—	3.55%	—	1.85%	—	2.42%
Variable Rate (JPY)	17,490	13,118	21,862	—	—	—	52,470	52,470
Weighted Average Interest Rate	1.20%	1.23%	1.10%	—	—	—	1.17%
Total Debt Obligations	$17,490	$13,118	$43,725	—	$43,521	—	$117,854	$119,857
Weighted Average Interest Rate	1.20%	1.23%	2.33%	—	1.85%	—	1.86%
INTEREST RATE DERIVATIVES
Interest Rate Swaps
Variable to Fixed	$39,400	—	—	—	—	—	$39,400	$(100)
Average Pay Rate	0.86%	—	—	—	—	—	0.86%
Average Receive Rate	0.55%	—	—	—	—	—	0.55%

      Foreign currency risk. Overall, we are a net recipient of currencies other than the U.S. dollar and, as such, we benefit from a weaker dollar and are adversely affected by a stronger dollar relative to major currencies worldwide. Accordingly, changes in exchange rates, and in particular a strengthening of the U.S. dollar, may negatively affect our consolidated sales and gross margins as expressed in U.S. dollars.

      From time to time Allergan, with respect to our currency risks, has entered into foreign currency option and foreign currency forward contracts to reduce earnings and cash flow volatility associated with foreign exchange rate changes to allow our management to focus its attention on its core business issues and challenges. As a stand-alone company, we plan to enter into various contracts which change in value as foreign exchange rates change to economically offset the effect of changes in the value of foreign currency assets and liabilities, commitments and anticipated foreign currency denominated sales and operating expenses. Our policy will be to enter into foreign currency option and foreign currency forward contracts in amounts between minimum and maximum anticipated foreign exchange exposures, generally for periods not to exceed one year.

New Accounting Standards

      In July 2001, Statement of Financial Accounting Standards No. 141, “Business Combinations” (SFAS No. 141), was issued. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method combinations completed after June 30, 2001. SFAS No. 141 also requires that we evaluate our existing intangible assets and goodwill that were acquired in prior business combinations, and to make any necessary reclassifications in order to conform with the new criteria in SFAS No. 141 for recognition of intangibles apart from goodwill.

      Additionally, in July 2001 Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS No. 142), was issued and is effective for all periods of fiscal years beginning after December 15, 2001 (January 1, 2002 for us). SFAS No. 142 establishes accounting and reporting standards for intangible assets. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives be evaluated annually for impairment rather than amortized. Upon adoption of SFAS No. 142, we will also be required to test goodwill and intangible assets with indefinite useful lives for impairment within the first interim period with any impairment loss being recognized as a cumulative effect of a change in accounting principle.

      In connection with the transitional goodwill impairment evaluation, SFAS No. 142 requires us to perform an assessment of whether there is an indication that goodwill and intangible assets with indefinite useful lives are impaired as of the date of adoption. To accomplish this, we must identify our reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. We have up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit’s carrying amount. To the extent a reporting unit’s carrying amount exceeds its fair value, an indication exists that the reporting unit’s goodwill may be impaired.

      We will adopt the provisions of SFAS No. 141 and SFAS No. 142 on January 1, 2002 effective with Allergan’s adoption of the new accounting standard. Allergan’s adoption of SFAS No. 142 is not expected to result in a negative impact on Allergan’s Consolidated Financial Statements. After the spin-off is completed, we will be required to complete a separate assessment of goodwill and intangibles on a stand-alone basis. We do not expect that this separate assessment will have a negative effect on our combined financial statements. As of December 31, 2001, we had unamortized goodwill in the amount of $100.4 million, which will be subject to the provisions of SFAS No. 141 and SFAS No. 142. Amortization expense related to goodwill was $9.0 million, $9.3 million, and $9.2 million for the years ended December 31, 2001, 2000 and 1999, respectively.

      In October 2001, Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS No. 144), was issued. SFAS No. 144 supersedes Statement No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”, and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations – Reporting the effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, for the disposal of a segment of a business. SFAS No. 144 retains the requirement in Opinion No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of or is classified as held for sale. We are required and plan to adopt the provisions of SFAS No. 144 in the quarter ending March 29, 2002. The adoption of SFAS No. 144 will not have a material impact on our combined financial statements.

BUSINESS

Overview

      We are a global optical medical device company with leadership positions in the vision correction markets in which we compete. The focus of our business is on developing a broadened suite of innovative technologies and devices to address a wide range of eye disorders. Stemming from Allergan’s reputation for high quality products and customer service built over greater than 50 years, we believe that our products are among the most trusted and recognized brands in our industry. As measured by revenue, we are the second largest company in the worldwide ophthalmic surgical products markets in which we compete, namely the development, manufacturing and marketing of intraocular lenses, phacoemulsification systems, viscoelastics, microkeratomes, and surgical packs containing items used in cataract surgery. We are also the second largest company in the worldwide contact lens care market as measured by revenue, offering a broad range of contact lens care products for use with every available type of contact lens. Our products in these markets include disinfecting solutions to destroy harmful microorganisms in and on the surface of contact lenses, daily cleaners to remove undesirable film and deposits from contact lenses, enzymatic cleaners to remove protein deposits from contact lenses and lens rewetting drops to provide added wearing comfort.

      We have operations in approximately 20 countries and market our products in approximately 60 countries. Our predecessor, Allergan, was originally incorporated in California in 1948, became known as Allergan Corporation in 1950, and reincorporated in Delaware in 1977. In 1980, Allergan was acquired by SmithKline Corporation (now part of GlaxoSmithKline). Allergan operated as a wholly owned subsidiary of SmithKline from 1980 until 1989, when Allergan again became a stand-alone public company through a spin-off distribution by SmithKline. Since 1948, Allergan has built a strong reputation in the eye care industry.

Industry

      Vision and Vision Impairment. The eye functions much like a camera, incorporating a lens system consisting of the cornea and the lens, which work together to focus light, and the iris, which functions like a shutter, regulating the amount of light that passes through the cornea. The lens is located behind the iris and is housed in the capsular bag. The cornea and lens focus the light that passes through the iris onto the retina, which acts like camera film and records the image. The retina contains light-sensitive receptors that transmit the image through the optic nerve to the brain. Nearly all light that reaches the retina passes through the central portion of the cornea, called the optic zone. Vision impairment results from the inability of the optical system to focus images on the retina correctly.

      Common vision impairment problems include cataracts, myopia, hyperopia, astigmatism and presbyopia. Cataracts are an irreversible progressive ophthalmic condition in which the eye’s natural lens loses its usual transparency and becomes clouded and opaque. This clouding obstructs the passage of light to the retina and can eventually lead to blindness. Myopia, hyperopia, astigmatism and presbyopia are generally referred to as refractive disorders. Refractive disorders occur when the lens system is unable to focus images on the retina properly. For example, with myopia, light rays focus in front of the retina because the curvature of the cornea is too steep. A person with myopia, which is also referred to as near-sightedness, is able to see nearby objects clearly, but cannot focus on distant objects. The opposite is true for a person with hyperopia, which is also referred to as far-sightedness. With hyperopia, light rays focus behind the retina because the curvature of the cornea is too flat. A person with hyperopia can see distant objects clearly but cannot focus on nearby objects. Astigmatism results when the otherwise uniform curvature of the cornea is somehow disrupted or becomes uneven. The lack of uniform curvature makes it difficult for a person to focus on any object. Presbyopia is the progressive loss of flexibility of the lens and its ability to accommodate, or change shape to focus on near or far objects. Presbyopia is caused by aging of the eye’s lens and the muscles that control the shape of the lens.

Ophthalmic Surgical Products Market

      The ophthalmic surgical products market consists of products designed to correct impaired vision through minimally invasive surgical procedures. We believe there are several factors that may drive growth in this area:

•	As the human eye ages, the prevalence of cataracts and the need for vision correction generally increases. Therefore, as the population ages, we expect that the patient base for our products will increase.

•	We believe that an aging population, limitations of existing technologies, introduction of new technologies and broader market acceptance present an opportunity for growth of the market for elective procedures to correct refractive errors.

•	The ophthalmic surgery market is technology driven. Because acceptance of new technology is influenced by physicians’ willingness to change, relationships with physicians are critical.

•	As emerging international markets become more technologically advanced and greater financial resources for healthcare become available, we perceive an opportunity for expansion into previously underserved regions.

      Cataract Treatment. The largest segment of the ophthalmic surgical market is the treatment of cataracts. Cataracts are most prevalent in the population over the age of 60 and occur in varying degrees. In many countries of the world, cataracts are a primary cause of blindness and go largely untreated. According to the World Health Organization, cataracts accounted for 43% of all blindness worldwide in 1997 even though effective surgical treatment exists. Most patients affected by cataracts can be treated through a minimally invasive surgical procedure in which the patient’s natural lens, which has become clouded, is removed and replaced with an artificial, or intraocular, lens. During cataract surgery, patients are often treated using a process known as phacoemulsification. Phacoemulsification is a method of cataract extraction that uses ultrasound waves to break the natural lens into small fragments that can be removed from the eye through a hollow needle. Viscoelastics are also used during cataract surgery to protect the inner lining of the cornea, called the corneal endothelium, provide lubrication and maintain pressure in the capsular bag, allowing the eye to maintain its shape.

      According to the American Academy of Ophthalmology and other industry sources, cataract extraction followed by intraocular lens implantation is the most common surgical procedure performed in the United States and most other developed nations. An industry source estimates that approximately 1.4 million individuals in the United States, and approximately 3.1 million individuals outside the United States, underwent cataract surgery in 2001. We estimate that phacoemulsification is used in approximately 90% of cataract procedures in the United States.

      According to industry sources, the global cataract surgery market, which includes sales of intraocular lenses, phacoemulsification equipment, viscoelastics and other related products, was approximately $1.6 billion to $2.2 billion in 2000 and is projected to grow at approximately 3% a year through 2005. Based on our internal estimates, the top ten geographic markets within the cataract surgery market comprise approximately $1.5 billion. We expect that less developed nations will begin to improve the level of their eye care and begin treating an even greater percentage of cataract patients. As a result, we project that the number of cataract surgeries performed each year on a worldwide basis will continue to increase steadily, creating expanded market opportunities for ophthalmic surgical products.

      Refractive Vision Correction. We believe that the second largest and a rapidly growing segment of the ophthalmic surgical market is the market for the minimally invasive surgical treatment of refractive disorders, namely, myopia, hyperopia and astigmatism. Industry data indicates that in the United States approximately 150 million people suffer from some type of refractive disorder. We believe that outside of the United States an even greater number of people are affected, with industry analysts indicating that vision correction is generally necessary throughout the population at ages over 40. The current refractive surgery market is estimated to be $700 million and is projected to grow approximately 11% from 2001 to 2005 based on an industry estimate of the total laser vision correction market. Based on our internal estimates, the top ten geographic markets within the refractive surgery market comprise approximately $418 million.

      The most common surgical technique for treating these disorders is laser assisted in-situ keratotomy, or LASIK. The LASIK procedure involves the use of an automated cutting device, called a microkeratome, to cut a thin corneal flap, which is then pulled back to expose the underlying tissue. A laser is then used to remove corneal tissue from the eye to achieve vision correction. The corneal flap is then placed back on the tissue where it adheres back onto the eye. While LASIK has proven to be effective for low to mild myopia, the procedure is not capable of correcting high myopia or presbyopia refractive disorders. We perceive these limitations of LASIK to be opportunities for our future business.

      We estimate that in 2001, approximately 1.4 million laser procedures were performed to correct vision problems in the United States. One analyst projects that this market will grow in the United States to nearly 1.9 million procedures per year by the end of 2003. We anticipate that we will benefit from this growth as we continue to penetrate the market for refractive surgical products with our microkeratome products.

Contact Lens Care Market

      The market for contact lens care products increased significantly in the 1970’s when the first soft contact lenses were marketed in the United States. As the use of contact lenses has become increasingly popular, the demand for disinfecting solutions, daily cleaners, enzymatic cleaners and lens rewetting drops has increased as well.

      We believe any future growth of the contact lens care market will continue to be dependent upon the underlying dynamics in the contact lens industry. We estimate that the contact lens industry was approximately $3.2 billion to $3.3 billion in size in 2000 and believe this market is growing between 5% and 8% annually on a global basis. The low penetration of contact lenses in vision corrected populations, 20% in the United States, 12% in Japan and 8% in Europe, broader acceptance among younger wearers and males, and continued improvement in lens and lens care technologies, suggests significant opportunity for sustained growth in the number of contact lens wearers. According to an industry source, the worldwide contact lens care market, which includes cleaning and disinfecting solutions, enzymatic cleaners and lens rewetting drops, was approximately $1.6 billion in 2001. Based on our internal estimates, sales within the top ten geographic markets within the contact lens care market comprise approximately $1.2 billion. In response to increasing popularity in more frequent replacement lenses and consumer interest in more convenient lens care regimens, the contact lens care market continues to evolve towards greater use of one-bottle, multi-purpose solutions. According to our internal estimates, the worldwide sales of multi-purpose solutions grew in 2001 by approximately 14%.

Our Strategy

      We intend to strengthen our global leadership position in the growing, high margin segments of the vision correction market by capitalizing on our independence from Allergan and our strong market positions in the ophthalmic surgical and contact lens care markets. As part of our strategy we intend to:

•	Build on our strong market position by increasing investment in attractive market segments and selected geographies to grow market share and profitability;

•	Leverage our global presence and extensive distribution network to broaden our product portfolio and service offerings;

•	Focus research and development efforts on next-generation technologies and devices that are safe, effective and address large unmet needs;

•	Continue to strengthen our global portfolio of brands by being the technology leader in our markets; and

•	Proactively pursue strategic alliances to maximize the potential of our brands and more efficiently build leading positions within the industry.

We believe that executing our strategy will enable us to capture increasing market share in the attractive segments of the ophthalmic surgical and contact lens care markets and achieve profitable growth in our revenues.

Our Products

Ophthalmic Surgical Product Line

      Our ophthalmic surgical business develops, manufactures and markets medical devices for the cataract and refractive surgery markets with a focus on the high technology and high margin segments of these markets. We pioneered small incision cataract surgery and developed the first multifocal intraocular lens that was approved by the Food and Drug Administration. We continue to focus on three major segments of the cataract surgery market:

•	foldable intraocular lenses implanted in the lens capsule to restore sight;

•	phacoemulsification machines used to break-up the cloudy human lens prior to its replacement with an intraocular lens; and

•	related surgical accessories such as implantation systems, viscoelastics, and disposables.

      Following our separation from Allergan, we will be the second largest company in the global cataract surgery market and have made a strong entry into the refractive surgery market with the introduction of the AMADEUS microkeratome.

      Intraocular Lenses. We offer surgeons a choice of high quality, innovative monofocal silicone, monofocal acrylic and multifocal silicone intraocular lenses, together with various systems of implementation devices. We believe that we hold the number two position in worldwide sales of intraocular lenses, with an approximate 25% market share. Within this market, we offer a line of foldable intraocular lenses for use in minimally invasive cataract surgical procedures. The foldable nature of our intraocular lenses allows them to be implanted by the surgeon into the eye through an incision as small as 2.8 mm. Small incision surgery has been associated with less induced astigmatism, rapid stabilization of the wound, and faster visual rehabilitation. Once inserted, our lenses unfold naturally into the capsular bag that previously held the natural lens. We estimate that sales of foldable intraocular lenses are growing faster than any other segment within the cataract surgery market. We believe that our foldable intraocular lenses have the highest sales growth rate within this segment and hold the number two position worldwide with an approximate 28% market share. In Europe, in particular, we believe that we have captured the number one position in sales of foldable intraocular lenses with an approximate 34% market share and received the first CE mark approval for treatment of presbyopia with a multifocal intraocular lens. Globally, we believe that we are the market leader in the silicone foldable intraocular lens market with approximately 60% market share of sales in 2001. Sales of all models of our intraocular lenses represented approximately 32%, 29% and 26% of our total sales in 2001, 2000 and 1999, respectively.

      Foldable intraocular lenses marketed by us for small incision cataract surgery include:

•	PHACOFLEX: According to our internal estimates, our PHACOFLEX family of lenses were the number one line of mono-focal silicone intraocular lenses in 2001, as measured by global sales. Products in this line include our PHACOFLEX II SI30NB, PHACOFLEX II SI40NB and PHACOFLEX II SI55NB. The PHACOFLEX II series of monofocal lenses are manufactured from a proprietary second-generation silicone material. Our PHACOFLEX lenses can be inserted through incisions as small as 2.8 mm, depending on the specific model, using our patented insertion system, THE UNFOLDER. The PHACOFLEX II SI30NB was the first intraocular lens to receive approval from the Food and Drug Administration to claim lower posterior capsular opacification, or PCO, values than those of polymethylmethacrylate, or PMMA, lenses. The goal of reducing the incidence of PCO is to reduce the likelihood that the patient may require an additional procedure to address a secondary cloudy area behind the intraocular lens that can occur in some patients following cataract surgery.

•	CLARIFLEX: CLARIFLEX is our third-generation silicone monofocal intraocular lens and was first introduced in February 2002. Our CLARIFLEX lens has a unique OPTIEDGE design that has been shown to reduce internal reflections and glare. The CLARIFLEX lenses can be inserted through an unenlarged incision using our patented insertion system, THE UNFOLDER.

•	SENSAR: SENSAR is our line of acrylic monofocal intraocular lenses, which were first introduced in Europe in 1998 as CE marked products, and received approval from the Food and Drug Administration for marketing in the United States in February 2000. The lenses were developed from a proprietary second-generation acrylic material and are designed to minimize many of the unwanted side effects of other acrylic lenses, such as vacuoles and optical aberrations. Unlike many older, first-generation hydrophobic acrylic intraocular lenses, SENSAR does not require warming before insertion, does not develop vacuoles over time and can be passed through incisions of 3.2 mm or smaller using THE UNFOLDER insertion system. In 2001, we launched a new generation SENSAR lens, the SENSAR with OPTIEDGE, in the United States, Japan and Europe. SENSAR with patented OPTIEDGE has a square edge on the posterior side of the lens where it comes into contact with the lens capsule and a round anterior surface. This design is intended to reduce post-surgical PCO, the need for subsequent laser procedures, and the potential for unwanted glare and reflections following implantation.

•	ARRAY: Using a series of optical zones, the ARRAY multifocal silicone intraocular lens corrects a patient’s range of sight from myopic to hyperopic, significantly reducing that patient’s dependence on eyeglasses. The ARRAY provides distance vision comparable, and near vision superior, to that of monofocal intraocular lenses. The ARRAY can also be inserted using THE UNFOLDER insertion system. We believe that the ARRAY is the first, and currently the only, multifocal intraocular lens marketed in the United States. Through the presentation of clinical data demonstrating ARRAY’s specific advantages over existing lenses, ARRAY received new technology intraocular lens, or NTIOL, status from the Centers for Medicare and Medicaid Services, resulting in a higher reimbursement rate to offset the higher cost of this technology. The ARRAY was recently approved in Europe for the treatment of presbyopia following refractive lensectomy, a procedure involving the removal of the natural lens.

      We recently entered into a marketing agreement with Ophtec BV and Ophtec USA, Inc. under which we will seek to develop our own brand of phakic intraocular lens based on Ophtec’s Artisan lens technology. Phakic intraocular lenses are used in refractive surgery for the correction of hyperopia, myopia and astigmatism. The Artisan lens is currently marketed by Ophtec in Europe and is undergoing late-stage clinical trials in the United States. Once regulatory approval is received, we will market and distribute our brand of this lens globally, with exclusive marketing and distribution rights in the United States, Mexico, Canada and Japan.

      Phacoemulsification Equipment. We offer a line of phacoemulsification systems for use during cataract surgery. Phacoemulsification systems use ultrasound to break up the cataract and remove it from the lens capsule during small incision cataract surgery. These machines utilize disposable or reusable packs that are necessary to operate the equipment. We estimate that we are number two in the global phacoemulsification market, as measured by sales of phacoemulsification machines. We currently market the largest family of phacoemulsification systems in the marketplace, including the SOVEREIGN, DIPLOMAX and PRESTIGE systems.

•	SOVEREIGN: SOVEREIGN is our premier phacoemulsification system. SOVEREIGN is an integrated system that combines proprietary advanced fluidics, sophisticated microprocessor controls and multiple programmable power modulations. The SOVEREIGN is designed to reduce procedure times and provide the ophthalmologist with increased control. We recently launched a new software technology, WHITESTAR, at the American Academy of Ophthalmology for the SOVEREIGN system. When combined with the SOVEREIGN system, the WHITESTAR technology is designed to further reduce procedure times and provide clearer corneas the first day following surgery.

•	DIPLOMAX: DIPLOMAX is our more affordable, portable phacoemulsification system. This system provides more basic options as compared to the SOVEREIGN system, while still providing the surgeon with the necessary control during the procedure.

•	PRESTIGE: The PRESTIGE is our first generation phacoemulsification system and is currently positioned primarily for markets outside the United States.

      Sales of our phacoemulsification products accounted for approximately 10.3%, 10.8% and 9.6% of our total sales in 2001, 2000 and 1999, respectively.

      Other Cataract–Related Products. In addition to our intraocular lenses and phacoemulsification equipment, we also provide several ancillary products related to the cataract surgery market, including:

•	Insertion Systems: As a companion to our foldable intraocular lenses, we market insertion systems for each of our foldable lens models, referred to as THE UNFOLDER implantation systems. These systems assist the surgeon in achieving controlled release of the intraocular lens into the capsular bag through an incision in the eye.

•	Viscoelastics: Viscoelastics are used during cataract surgery to maintain the anterior chamber of the eye and protect the corneal endothelium. Our products in this category include VITRAX, ALLERVISC and ALLERVISC Plus. We also distribute several viscoelastics produced by other companies on a regional basis.

•	Custom Surgical Packs: We have partnered with Allegiance Healthcare Corporation, a leading supplier of healthcare products to hospitals, laboratories and other healthcare-related entities, to provide custom surgical packs to Allegiance’s U.S., Canadian and European customers. These surgical packs typically consist of all of the items, except the intraocular lens, that a surgeon needs to use in a single cataract surgery.

•	Capsular Tension Rings: We market and distribute capsular tension rings in Europe that are manufactured by Corneal. Capsular tension rings are inserted into the capsular bag during cataract surgery and function to stabilize the capsular bag during placement of the intraocular lenses. Our product, the INJECTOR RING, is a single use device that provides a pre-loaded insertion instrument with the capsular tension ring.

      Ophthalmic Refractive Surgical Products. In May 2000, we entered into the rapidly growing LASIK market with the AMADEUS microkeratome, which is designed and manufactured by SIS, Surgical Instrument Systems. The microkeratome is a precision manufactured instrument specifically designed for use by LASIK surgeons. The microkeratome contains a single-use blade that is used to create a precise corneal flap of preselected thickness and diameter during the LASIK procedure. The AMADEUS microkeratome has a unique and simple-to-use computer monitoring unit, allows for one-handed operation and contains a vacuum system and integrated blade-loading system. These features are designed to provide safety, simplicity and predictability to refractive surgeons. The AMADEUS distinguishes itself from other microkeratomes in that it is fully assembled and ready to use once suction is established on the patient’s eye. Another advantage of the AMADEUS microkeratome is that the cutting of the corneal flap occurs entirely within the protected space of the suction ring. We believe that this design allows the surgeon to avoid potential interferences and better ensure a consistently smooth, quality pass in creating the corneal flap. This design also avoids the on-eye assembly characteristic of many microkeratomes that can sometimes compromise suction on the eye.

      We have a co-marketing agreement in the United States with VISX Incorporated, which is the leader in sales of excimer laser systems for vision correction. Under this agreement VISX promotes only our microkeratomes to users of its excimer lasers, and we promote only the VISX excimer lasers to users of our microkeratomes. Under this agreement, VISX and we focus on direct promotions to ophthalmologists, web site promotion and referrals. Outside the United States, we collaborate with VISX in markets where it is mutually beneficial to both companies. This agreement does not prevent VISX or us from engaging in other arrangements for the marketing of our or their products.

Contact Lens Care Product Line

      We began marketing contact lens care products in 1960 and believe that our products currently comprise approximately 21% of the market for contact lens care products. We believe that we are the number one contact lens care product provider in the worldwide market, excluding the United States, and the number two contact lens care product provider in the overall worldwide market, in each case as measured by 2001 sales. In Asia, which we believe to be one of the fastest-growing markets for contact lens care products, our market-leading contact lens care business grew by 20% in 2001, as measured by sales. We offer an entire suite of contact lens care products that addresses a broad range of contact lens types. Our product offering includes single-bottle multi-purpose cleaning and disinfecting solutions to destroy harmful microorganisms in and on the surface of contact lenses; daily cleaners to remove undesirable film and deposits from contact lenses; enzymatic cleaners to remove protein deposits from contact lenses; and lens rewetting drops to provide added wearing comfort. Our leading worldwide brands include COMPLETE, COMPLETE BLINK-N-CLEAN, CONSEPT F, CONSEPT 1 STEP, OXYSEPT 1 STEP, ULTRACARE, ULTRAZYME and TOTAL CARE.

      One Bottle Solutions. We market our COMPLETE brand multi-purpose solution, a convenient, one-bottle chemical disinfecting system for soft contact lenses, on a worldwide basis. We believe that COMPLETE is currently the only multi-purpose solution that incorporates or contains an ocular lubricant, which contributes to its Food and Drug Administration “unique comfort” claim. In 2001, we obtained marketing approval in the United States, Canada and Europe, as well as in a number of other countries, for “no rub” cleaning and disinfecting of frequent replacement soft contact lenses. In 2002, we obtained an additional marketing approval in the United States, Canada and Europe for the “no rub” claim with conventional soft contact lenses. Importantly, our clinical studies show that the comfort and performance of the product with the new “no-rub” claim was found to be as good as products that require a rubbing step. The worldwide multi-purpose solution market grew last year at a rate of approximately 14%; however, our COMPLETE brand remained the fastest-growing multi-purpose solution in the world, growing in-market at a rate of approximately 30%, with rapid market share growth in Japan.

      We are leveraging our COMPLETE lens care technology to address new emerging segments. One of these new segments is a convenient in-eye lens cleaner that allows contact lens wearers the ability to comfortably wear their lenses for a longer duration of time. To address this segment, we have recently introduced COMPLETE BLINK-N-CLEAN lens drops that conveniently dissolve away material that causes irritation and discomfort through a unique blend of gentle-to-the-eye cleaning agents in a tear-like formula.

      Hydrogen Peroxide-Based Solutions. We also offer products that use hydrogen peroxide-based disinfection systems. Our leading hydrogen peroxide system products are the OXYSEPT 1 STEP/ ULTRACARE/ CONSEPT 1 STEP hydrogen peroxide neutralizer/ disinfection systems, with a color indicator that turns the solution pink to indicate the disinfectant tablet has dissolved. Peroxide based disinfection systems have historically been our strongest family of lens care products. However, some soft contact lens wearers prefer one-bottle systems to the more traditional peroxide-based lens care products because they are more convenient. Therefore, we intend to leverage our brand recognition in peroxide-based disinfection systems to continue to increase the market for our COMPLETE brand products.

      We acquired the CONSEPT F system in 1995 as part of our acquisition of Pilkington Barnes Hind. The CONSEPT F system was the first non-heat disinfection system for soft contact lenses approved for use in Japan. In April 2001, regulatory authorities in Japan also approved CONSEPT 1 STEP contact lens care system.

Research and Development

      Our long-term success is contingent on the introduction of new and innovative products in both the ophthalmic surgical and contact lens care businesses. In 2001, 2000 and 1999, we invested an aggregate of approximately $87 million in research and development and plan to further increase our investment going forward. Our research and development strategy is to develop products for vision correction that are safe, effective and address large unmet needs. As we implement this strategy, we will seek to develop new products with measurable outcome benefits to customers, patients, clinicians and healthcare payors and providers.

      Research and development activities for our ophthalmic surgical business are focused on expanding our product portfolio for both cataract and refractive surgery. Within cataract surgery we have projects focused on three areas of opportunity to provide superior outcomes:

•	Smaller incision surgery: small incision surgery has been associated with less induced astigmatism, rapid stabilization of the wound and faster visual rehabilitation.

•	Restoring accommodation following cataract surgery: following cataract surgery, the eye may lose its ability to accommodate, or shift its field of focus. As a result, the eye will attain a fixed point of focus.

•	Reducing PCO following cataract surgery: PCO is a clouding of the residual portion of the natural crystalline lens that occurs in some patients following cataract surgery. Currently, treatment of moderate to severe PCO typically requires a laser procedure.

Current projects include expansion of our multifocal ARRAY intraocular lens product offering by adding an OPTIEDGE SENSAR version as well as by adding an OPTIEDGE to the existing silicone ARRAY offering. Other projects include developing easier to use insertion systems for our foldable SENSAR and CLARIFLEX intraocular lenses, and a new, more compact phacoemulsification system with advanced features.

      In addition to cataract surgery products, we are leveraging our expertise in intraocular lens implant technology to the areas of the surgical correction of vision. These areas represent large unmeet needs that are not addressed by current surgical procedures. Products that are currently under development include refractive implants for correction of moderate to high myopia, moderate to high hyperopia and presbyopia.

      Our research and development efforts in the contact lens care business are aimed at developing proprietary systems that are effective and more convenient for customers to use, which we believe will result in a longer, more comfortable lens wear and higher rate of compliance with recommended lens care procedures. Our efforts include seeking formulations that provide prolonged lubrication, improved protection against dryness and enhanced cleaning without irritation. Our research and development efforts have resulted in the continued development of our flagship COMPLETE brand multi-purpose solution, with further advancements currently in development.

      We supplement our research and development activities with a commitment to identifying and obtaining new technologies through in-licensing, technological collaborations and joint ventures, including the establishment of research relationships with academic institutions and individual researchers. We recently announced a partnership with Ophtec, a Netherlands-based company with a presence in the cataract and refractive surgery markets. This agreement introduces us to a new market, by enabling us to introduce a new phakic intraocular lens based on the Artisan lens technology developed by Ophtec. Phakic intraocular lenses are used in refractive surgery for the correction of hyperopia, myopia and astigmatism. Once regulatory approval is received we will market our brand of this intraocular lens globally, with exclusive marketing and distribution rights in the United States, Mexico, Canada and Japan. The Artisan lens is currently marketed in Europe and is in late stage clinical trials in the United States.

      We spent approximately $29 million in 2001, $30 million in 2000 and $28 million in 1999 on research and development. Expenditures on research and development represented approximately 5% of our net sales in each of the years ending 2001, 2000 and 1999. We currently have approximately 150 employees dedicated to research and development.

      We believe that the continuing introduction of new products supplied by our research and development efforts and in-licensing opportunities is critical to our success. There are, however, inherent uncertainties associated with the research and development efforts and the regulatory process and we cannot assure you that any of our research projects will result in new products that we can commercialize.

Customers, Sales and Distribution

      Customers. Our primary customers for our ophthalmic surgical products include surgeons who perform cataract surgeries, hospitals and ambulatory surgery centers. The primary customers for our contact lens care products include optometrists, opticians, ophthalmologists and retailers that sell directly to consumers. These retailers include mass merchandisers such as Wal-Mart, drug store chains, such as Walgreens pharmacies, hospitals, commercial optical chains and food stores. During 2001, no customer accounted for over 10% of our net sales.

      Sales and Marketing. Our sales efforts and promotional activities with respect to our ophthalmic surgical products are primarily aimed at eye care professionals such as ophthalmologists who use our products. Similarly, our sales and promotional efforts in lens care are primarily directed toward the practitioner, i.e., the optometrists, opticians and ophthalmologists. In addition, we advertise in professional journals and have an extensive direct mail program of descriptive product literature and scientific information that we provide to specialists in the ophthalmic field. We have also developed training modules and seminars to update physicians regarding evolving technology.

      We have utilized direct-to-consumer advertising of our contact lens care products, and our ARRAY multifocal silicone intraocular lens.

      Recognizing the importance of our sales force’s expertise, we invest significant time and expense in providing training in such areas as product features and benefits. Training for our ophthalmic surgical products sales force focuses on providing sales personnel with technical knowledge regarding the scope and characteristics of the products they are selling and developing skills in presenting and demonstrating those products. In addition to providing product knowledge for communication to eye care practitioners, our contact lens care products sales force focuses on developing the necessary skills to sell to buyers for mass merchandisers and large drug store chains. This sales force also seeks to develop relationships with eye care professionals who may purchase our products and recommend them to their patients.

      Each of our products is marketed under its brand name, and currently, our products also bear the Allergan name. Following the distribution, we will continue to market our products under their existing brand names; however, all products produced after the distribution will, following a short transition period, bear our name instead of the Allergan name. We have developed strong global brands through our extensive marketing efforts. In response to the different healthcare systems throughout the world, our sales and marketing strategy and organizational structure differ by region, with each region given relative autonomy in determining its own tactical marketing strategies. Our approximately 300 sales representatives and surgery support personnel strive for prompt product processing and delivery by coordinating between the customer and our sales, operations and shipping departments.

      We also use third party distributors for the distribution of our products in smaller international markets. No individual agent or distributor accounted for more than 10% of our net revenues for the year ended December 31, 2001.

      Historically, Allergan has sold its Refresh brand product line in the United States and Canada as a non-prescription product. Since distribution of this product is similar to the distribution channel for our contact lens care products, Allergan’s sales force has serviced our products. We have agreed that for a period of up to 12 months following our separation from Allergan, Allergan will provide transitional retail sales services for our contact lens care products in the United States and Canada. In addition, during the same period, we will provide transitional retail services for Allergan’s Refresh brand products in the United Kingdom and Australia.

Manufacturing

      We directly manufacture contact lens care products at our manufacturing facility located in Hangzhou, China and we manufacture surgical products at our Anasco, Puerto Rico manufacturing facility. In addition, as part of our separation from Allergan, we plan to enter into an agreement with Allergan under which Allergan will manufacture contact lens care products for us in Waco, Texas, Westport, Ireland, and Guarulhos, Brazil until we are able to either build and obtain regulatory approval for our own new facilities or locate and obtain regulatory approval for third party manufacturers to produce our products in these locations. Under this agreement, we expect that Allergan will also manufacture our ophthalmic surgical product, VITRAX, at its Westport, Ireland facility. The manufacturing agreement will have a term of 36 months from the date of the distribution. We believe that this period of time will be sufficient for us to either replace Allergan with a third party manufacturer or develop our own manufacturing capability in all of these regions.

      The following table sets forth the locations where our products will be manufactured:

Facility	Products Manufactured	Ownership of Facility

Anasco, Puerto Rico	Intraocular lenses	Advanced Medical Optics
Hangzhou, China	Contact lens care products	Advanced Medical Optics
Waco, Texas	Contact lens care products	Allergan
Westport, Ireland	Contact lens care products and VITRAX	Allergan
Guarulhos, Brazil	Contact lens care products	Allergan

      We have historically, and plan to continue to, outsource the manufacture of our phacoemulsification equipment to third parties. Each of our PRESTIGE, DIPLOMAX and SOVEREIGN systems are manufactured by Zeiss Humphrey under a manufacturing and supply agreement, and each system is unique and has its own individual characteristics. The manufacturing and supply agreement terminates in May 2003, but will automatically renew for a one year period unless either party notifies the other of its intent not to renew the agreement nine months prior to the scheduled termination. Pricing under the agreement was fixed during the first year and may be changed once during each subsequent year as a result of changes in volume or in material cost. The markup and overhead amounts under the agreement will remain constant during the term of the agreement. If Zeiss Humphrey were to cease manufacturing any of these systems for any reason, we cannot assure you that we would be able to replace it on terms favorable to us, or at all.

Raw Materials

      We use a diverse and broad range of raw materials in the design, development and manufacturing of our products. While we do produce some of our materials on-site at our manufacturing facilities, we purchase most of the materials and components used in manufacturing our products from external suppliers. In addition, we purchase some supplies from single sources for reasons of quality assurance, sole source availability, cost effectiveness or constraints resulting from regulatory requirements. Three of our chemicals are sole sourced. However, we work closely with our suppliers to assure continuity of supply while maintaining high quality and reliability. Alternative supplier options are generally considered and identified, although we do not typically pursue regulatory qualification of alternative sources due to the strength of our existing supplier relationships and the time and expense associated with the regulatory process. Although a change in suppliers could require significant effort or investment by us in circumstances where the items supplied are integral to the performance of our products or incorporate unique technology, we do not believe that the loss of any existing supply contract would have a material adverse effect on us.

Government Regulation and Other Matters

      United States. Our products and operations are subject to extensive and rigorous regulation by the U.S. Food and Drug Administration. The Food and Drug Administration regulates the research, testing, manufacturing, safety, labeling, storage, recordkeeping, promotion, distribution, and production of medical devices in the United States to ensure that medical products distributed domestically are safe and effective for their intended uses.

      Under the Federal Food, Drug, and Cosmetic Act, medical devices are classified into one of three classes — Class I, Class II or Class III — depending on the degree of risk associated with each medical device and the extent of control needed to ensure safety and effectiveness. Our current products are Class I and II medical devices.

      Class I devices are those for which safety and effectiveness can be assured by adherence to a set of guidelines, which include compliance with the applicable portions of the Food and Drug Administration’s Quality System Regulation, facility registration and product listing, reporting of adverse medical events, and appropriate, truthful and non-misleading labeling, advertising, and promotional materials, referred to as the general controls. Some Class I, also called Class I reserved, devices also require premarket clearance by the Food and Drug Administration through the 510(k) premarket notification process described below.

      Class II devices are those which are subject to the general controls and most require premarket demonstration of adherence to certain performance standards or other special controls, as specified by the Food and Drug Administration, and clearance by the Food and Drug Administration. Premarket review and clearance by the Food and Drug Administration for these devices is accomplished through the 510(k) premarket notification procedure. For most Class II devices, the manufacturer must submit to the Food and Drug Administration a premarket notification submission, demonstrating that the device is “substantially equivalent” to either:

•	a device that was legally marketed prior to May 28, 1976, the date upon which the Medical Device Amendments of 1976 were enacted, or

•	to another commercially available, similar device which was subsequently cleared through the 510(k) process.

      If the Food and Drug Administration agrees that the device is substantially equivalent, it will grant clearance to commercially market the device. By regulation, the Food and Drug Administration is required to clear a 510(k) within 90 days of submission of the application. As a practical matter, clearance often takes longer. The Food and Drug Administration may require further information, including clinical data, to make a determination regarding substantial equivalence. If the Food and Drug Administration determines that the device, or its intended use, is not “substantially equivalent”, the Food and Drug

Administration will place the device, or the particular use of the device, into Class III, and the device sponsor must then fulfill much more rigorous premarketing requirements.

      A Class III product is a product which has a new intended use or uses advanced technology that is not substantially equivalent to a use or technology with respect to a legally marketed device, or for which there is not sufficient information to establish performance standards or special controls to assure the device’s safety and effectiveness. The safety and effectiveness of Class III devices cannot be assured solely by the general controls and the other requirements described above. These devices almost always require formal clinical studies to demonstrate safety and effectiveness.

      Approval of a premarket approval application from the Food and Drug Administration is required before marketing of a Class III product can proceed. The premarket approval application process is much more demanding than the 510(k) premarket notification process. A premarket approval application, which is intended to demonstrate that the device is safe and effective, must be supported by extensive data, including data from preclinical studies and human clinical trials and existing research material, and must contain a full description of the device and its components, a full description of the methods, facilities, and controls used for manufacturing, and proposed labeling. Following receipt of a premarket approval application, once the Food and Drug Administration determines that the application is sufficiently complete to permit a substantive review, the Food and Drug Administration will accept the application for review. The Food and Drug Administration, by statute and by regulation, has 180 days to review a filed premarket approval application, although the review of an application more often occurs over a significantly longer period of time, up to several years. In approving a premarket approval application or clearing a 510(k) application, the Food and Drug Administration may also require some form of post-market surveillance, whereby the manufacturer follows certain patient groups for a number of years and makes periodic reports to the Food and Drug Administration on the clinical status of those patients when necessary to protect the public health or to provide additional safety and effectiveness data for the device.

      When Food and Drug Administration approval of a Class I, Class II or Class III device requires human clinical trials, and if the device presents a “significant risk” (as defined by the Food and Drug Administration) to human health, the device sponsor is required to file an investigational device exemption, or IDE, application with the Food and Drug Administration and obtain investigational device exemption approval prior to commencing the human clinical trial. If the device is considered a “non-significant” risk, investigational device exemption submission to Food and Drug Administration is not required. Instead, only approval from the Institutional Review Board overseeing the clinical trial is required, although the study is still subject to other provisions of the IDE regulation. Human clinical studies are generally required in connection with approval of Class III devices and to a much lesser extent for Class I and II devices.

      Continuing Food and Drug Administration Regulation. After the Food and Drug Administration permits a device to enter commercial distribution, numerous regulatory requirements apply. These include:

•	the registration and listing regulation, which requires manufacturers to register all manufacturing facilities and list all medical devices placed into commercial distribution;

•	the Quality System Regulation, which requires manufacturers to follow elaborate design, testing, control, documentation and other quality assurance procedures during the manufacturing process; labeling regulations;

•	the Food and Drug Administration’s general prohibition against promoting products for unapproved or “off-label” uses; and

•	the Medical Device Reporting regulation, which requires that manufacturers report to the Food and Drug Administration if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to reoccur.

      Failure to comply with the applicable U.S. medical device regulatory requirements could result in, among other things, warning letters, fines, injunctions, civil penalties, repairs, replacements, refunds, recalls or seizures of products, total or partial suspension of production, the Food and Drug Administration’s refusal to grant future premarket clearances or approvals, withdrawals or suspensions of current product applications, and criminal prosecution.

      Governmental Reimbursement. In the United States, a significant percentage of the patients who receive our intraocular lenses are covered by the federal Medicare program. When a cataract extraction with intraocular lens implantation is performed in an ambulatory surgery center, Medicare provides the ambulatory surgery center with a fixed facility fee that includes a recommended $150 allowance to cover the cost of the intraocular lens. After the Centers for Medicare and Medicaid Services, or CMS (formerly the Health Care Financing Administration), awarded “new technology intraocular lens” status to our ARRAY multifocal intraocular lens in 2000, the reimbursement rate for our ARRAY multifocal intraocular lenses implanted in ambulatory surgery centers increased to $200 until May 2005. When the procedure is performed in a hospital outpatient department, the hospital’s reimbursement is determined using a complex formula that blends the hospital’s costs with the $150 allowance paid to ambulatory surgery centers for intraocular lenses that are not “new technology intraocular lenses.” For the ARRAY multifocal intraocular lens, Medicare reimburses the hospital based on the actual acquisition cost of the intraocular lens by the hospital based on “pass-through” status. Pass-through payment algorithms are currently under review at CMS and may be subject to cut-backs due to Medicare budget constraints.

      If implemented, price controls could materially and adversely affect our revenues and financial condition. We cannot predict the likelihood or pace of any significant legislative action in these areas, nor can we predict whether or in what form health care legislation being formulated by various governments will be passed. Medicare reimbursement rates are subject to change at any time. We also cannot predict with precision what effect such governmental measures would have if they were ultimately enacted into law. However, in general, we believe that legislative activity will likely continue, and the adoption of measures can have some impact on our business.

      International Regulation. Internationally, the regulation of medical devices is also complex. In Europe, our products are subject to extensive regulatory requirements. The regulatory regime in the European Union for medical devices became mandatory in June 1998. It requires that medical devices may only be placed on the market if they do not compromise safety and health when properly installed, maintained and used in accordance with their intended purpose. National laws conforming to the European Union’s legislation regulate our intraocular lenses and contact lens care products under the medical devices regulatory system, rather than the more variable national requirements under which they were formerly regulated. The European Union medical device laws require manufacturers to declare that their products conform to the essential regulatory requirements after which the products may be placed on the market bearing the CE marking. The manufacturers’ quality systems for products in all but the lowest risk classification are also subject to certification and audit by an independent notified body. In Europe, particular emphasis is being placed on more sophisticated and faster procedures for the reporting of adverse events to the competent authorities.

      In Japan, the regulatory process is equally complex. Premarketing approval and clinical studies are required, as is governmental pricing approval for medical devices. Clinical studies are subject to a stringent “Good Clinical Practices” standard. Approval time frames from the responsible Japanese Ministry (MHLW) vary from simple notifications to review periods of one or more years, depending on the complexity and risk level of the device. In addition, importation into Japan of medical devices is subject to “Good Import Practices” regulations. As with any highly regulated market, significant changes in regulatory environment could adversely affect future sales.

      In many of the other foreign countries in which we market our products, we are subject to regulations affecting, among other things:

•	product standards;

•	packaging requirements;

•	labeling requirements;

•	import restrictions;

•	tariff regulations;

•	duties; and

•	tax requirements.

      Many of the regulations applicable to our devices and products in these countries are similar to those of the Food and Drug Administration. In many countries, the national health or social security organizations require our products to be qualified before they can be marketed with the benefit of reimbursement eligibility. To date, we have not experienced difficulty in complying with these regulations.

      Fraud and Abuse. We are subject to various federal and state laws pertaining to health care fraud and abuse, including anti-kickback laws and physician self-referral laws. Violations of these laws are punishable by criminal and/or civil sanctions, including, in some instances, imprisonment and exclusion from participation in federal and state health care programs, including Medicare, Medicaid, VA health programs and TRICARE. We believe that our operations are in material compliance with such laws. However, because of the far-reaching nature of these laws, we cannot assure you that we would not be required to alter one or more of our practices to be in compliance with these laws. In addition, we cannot assure you that the occurrence of one or more violations of these laws would not result in a material adverse effect on our financial condition and results of operations.

      Anti-Kickback Laws. Our operations are subject to federal and state anti-kickback laws. Provisions of the Social Security Act, commonly known as the “Anti-Kickback Law,” prohibit entities, such as our company, from knowingly and willfully offering, paying, soliciting or receiving any form of remuneration in return for, or to induce:

•	the referral of persons eligible for benefits under a federal health care program, including Medicare, Medicaid, the VA health programs and TRICARE, or a state health program; or

•	the recommendation, arrangement, purchase, lease or order of items or services that are covered, in whole or in part, by a federal health care program or state health programs.

      The Anti-Kickback Law may be violated when even one purpose, as opposed to a primary or sole purpose, of a payment is to induce referrals or other business. Federal Regulations create a small number of “safe harbors.” Practices which meet all the criteria of an applicable safe harbor will not be deemed to violate the statute; practices that do not satisfy all elements of a safe harbor do not necessarily violate the statute, although such practices may be subject to scrutiny by enforcement agencies.

      Violation of the Anti-Kickback Law is a felony, punishable by fines up to $25,000 per violation and imprisonment for up to five years. In addition, the Department of Health and Human Services may impose civil penalties and exclude violators from participation in Medicare or state health programs. Many states have adopted similar prohibitions against payments intended to induce referrals to Medicaid and other third party payor patients that vary in scope and may apply regardless of whether a federal health care program is involved.

Environmental Matters

      Our facilities and operations are subject to federal, state and local environmental and occupational health and safety requirements of the United States and foreign countries, including those relating to discharges of substances to the air, water and land, the handling, storage and disposal of wastes and the cleanup of properties affected by pollutants. We believe we are currently in material compliance with such requirements and do not currently anticipate any material adverse effect on our business or financial condition as a result of our efforts to comply with such requirements.

      In the future, federal, state or local governments in the United States or foreign countries could enact new or more stringent laws or issue new or more stringent regulations concerning environmental and worker health and safety matters that could affect our operations. Also, in the future, contamination may be found to exist at our current or former facilities or off-site locations where we have sent wastes. We could be held liable for such newly-discovered contamination which could have a material adverse effect on our business or financial condition. In addition, changes in environmental and worker health and safety requirements could have a material effect on our business or financial condition.

Competition

      The markets for our ophthalmic surgical device and contact lens care products are intensely competitive and are subject to rapid and significant technological change. Companies within the ophthalmic surgical device market compete on technological leadership and innovation, quality and efficacy of products, relationships with eye care professionals and health care providers, breadth and depth of product offering and pricing. Companies within the contact lens care market compete primarily on recommendations from eye care professionals, customer brand loyalty, product quality and pricing. We have numerous competitors in the United States and abroad, including, among others, large companies such as Alcon, Inc. (a subsidiary of Nestle); Bausch & Lomb and its acquired businesses, Chiron, Vision and Storz Ophthalmics; CIBA Vision Corporation; Pharmacia Ophthalmics; Staar Surgical and Moria. These competitors may develop technologies and products that are more effective or less costly than any of our current or future products or that could render our products obsolete or noncompetitive. Some of these competitors have substantially more resources and marketing capabilities than we do. In addition, the medical technology and device industry continues to experience consolidation, resulting in an increasing number of larger, more diversified companies than us. Among other things, these consolidated companies can spread their research and development costs over much broader revenue bases than we can and can influence customer and distributor buying decisions. Our inability to produce and develop products that compete effectively against those of our competitors could result in a material reduction in sales.

Patents, Trademarks and Other Intellectual Property

      Patents and other proprietary rights are important to the success of our business. We also rely upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position. We protect our proprietary rights through a variety of methods, including confidentiality agreements and proprietary information agreements with vendors, employees, consultants and others who have access to our proprietary information.

      We own approximately 1,104 issued patents and 434 pending patent applications, that relate to aspects of the technology incorporated in many of our products. The scope and duration of our proprietary protection varies throughout the world by jurisdiction and by individual product. In particular, patents for individual products extend for varying periods of time according to the date a patent application is filed, the date a patent is granted and the term of patent protection available in the jurisdiction granting the patent. Our proprietary protection often affords us the opportunity to enhance our position in the marketplace by precluding our competitors from using or otherwise exploiting our technology. We believe that our patents are important to our business, but no one patent is currently of material importance in relation to our overall sales.

      We own or have rights to trademarks or tradenames that we use in conjunction with the sale of our products. We believe trademark protection is particularly important to the maintenance of the recognized brand names under which we market our products. The scope and duration of our trademark protection varies throughout the world, with some countries protecting trademarks only as long as the mark is used, and others requiring registration of the mark and the payment of registration fees. Our current material trademarks or tradenames include, without limitation, each of the following: Advanced Medical OpticsTM, Allervisc®, AMOTM, Array®, Blink-n-Clean®, ClariFlex®, ComfortPLUSTM, Complete®, Consept F®, Consept 1 Step®, Diplomax®, InjectoRingTM, OptiEdgeTM, Oxysept 1 Step®, PhacoFlex II® SI30NB®, SI40NB®, and SI55NB®, Prestige®, Sensar®, Sovereign®, The Unfolder®, Total Care®, UltraCare®, Ultrazyme®, Vitrax® and WhitestarTM. Generally, our products are marketed under one of these trademarks or tradenames, and currently, our products also bear the Allergan name. Following the distribution, we will continue to market each product under its existing trademark or tradename; however, products produced after the distribution will, following a short transition period, bear our name instead of the Allergan name.

      We are also a party to several license agreements relating to various products of ours; however, we do not believe the loss of any one license would materially affect our business.

      We believe that our patents, trademarks and other proprietary rights are important to the development and conduct of our business and the marketing of our products. As a result, we aggressively protect our intellectual property.

Properties

      We are currently headquartered in Allergan’s offices located in Irvine, California, but expect to move into our own headquarters in Orange County, California, prior to the distribution. We conduct our global operations in facilities that we own or lease or that we occupy under the terms of our transitional services agreement with Allergan. We lease our primary research facilities, which are located in Irvine, California. Our other material facilities include administrative facilities in Australia, Canada, France, Germany, Hong Kong, Ireland, Italy, Japan, Spain and the United Kingdom; and two facilities in Japan, one used for administration and research and development and the other used for warehousing. We lease all of these facilities. In addition, we operate two manufacturing facilities: one in Anasco, Puerto Rico and one in Hangzhou, China, in each case where we own the facility but lease the land.

      Under the terms of our transitional services agreement, we may continue to occupy certain Allergan facilities for a period of time, generally up to one year following the distribution, while we seek replacement facilities. We believe that our present facilities, including those Allergan facilities we occupy on a transitional basis, are sufficient for our needs during the term of the transitional services agreement. During the term of the transitional services agreement we plan to seek replacement facilities. We cannot assure you that we will be able to obtain suitable replacement facilities on terms acceptable to us, or at all.

Employees

      We estimate that following the distribution we will have approximately 2,000 employees worldwide. We believe that we generally have a good relationship with our employees and the unions and European workers councils that represent them.

Legal Matters

      While we are involved from time to time in litigation arising in the ordinary course of business, including product liability claims, we are not currently aware of any actions against us or Allergan that we believe would materially adversely affect our business, financial condition or results of operations. We may be subject to future litigation and infringement claims, which could cause us to incur significant expenses or prevent us from selling our products. We operate in an industry susceptible to significant product liability claims. Product liability claims may be asserted against us in the future arising out of events not known to us at the present time.

      We are aware of several lawsuits currently pending against Allergan that relate to the specialty pharmaceutical business. Under the terms of the contribution and distribution agreement, Allergan agreed to assume responsibility for, and to indemnify us against, all current and future litigation relating to its retained businesses and we agreed to assume responsibility for, and to indemnify Allergan against, all current and future litigation related to the optical medical device business. For a more detailed explanation of this indemnification, please see “Arrangements between Allergan and Advanced Medical Optics — Contribution and Distribution Agreement.”

ARRANGEMENTS BETWEEN ALLERGAN AND ADVANCED MEDICAL OPTICS

      After the distribution, we and Allergan will operate independently of each other as separate public companies. Neither we nor Allergan will have any beneficial stock ownership interest in the other. We plan to enter into a contribution and distribution agreement with Allergan that, together with other ancillary agreements with Allergan, will facilitate our separation from Allergan. These agreements will also govern our relationship with Allergan subsequent to the distribution and provide for the allocation of employee benefits, tax and other liabilities and obligations. The material ancillary agreements include:

•	a transitional services agreement;

•	an employee matters agreement;

•	a manufacturing agreement; and

•	a tax sharing agreement.

      Forms of the material agreements summarized below will be filed as exhibits to the registration statement of which this information statement forms a part and the summaries of such agreements are qualified in their entirety by reference to the full text of such agreements. The terms of these agreements have not yet been finalized and are being reviewed by us and Allergan. These agreements may be amended by the parties prior to the spin-off.

Contribution and Distribution Agreement

      The contribution and distribution agreement governs the principal corporate transactions required to effect Allergan’s contribution of the optical medical device business to us, the subsequent distribution of our shares to Allergan’s stockholders and other agreements governing the relationship between Allergan and us.

      The Contribution. To effect the contribution, Allergan will transfer to us all of the assets and liabilities of the optical medical device business. All assets will be transferred on an “as is,” “where is” basis. Generally, neither we nor Allergan make any representation or warranty as to:

•	the assets, business or liabilities transferred or assumed as part of the contribution;

•	any consents or approvals required in connection with the transfers;

•	the value or freedom from any security interests of any of the assets transferred;

•	the absence of any defenses or freedom from counterclaim with respect to any claim of either us or Allergan;

•	or the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset transferred.

      In the event that any transfers contemplated by the contribution and distribution agreement are not effected prior to the date of the distribution, the parties will be required to cooperate to effect these transfers as promptly as practicable following the date of the distribution, and, pending any of these transfers, to hold any asset not so transferred in trust for the use and benefit of the party entitled to the asset, and to retain any liability not so transferred for the account of the other party by whom such liability is to be assumed.

      The Distribution. The contribution and distribution agreement provides that on the distribution date Allergan will distribute all of its shares of our common stock to its stockholders of record. Allergan will have the absolute discretion to determine whether to proceed with the distribution and to determine the date of the distribution. Notwithstanding Allergan’s discretion to determine not to proceed with the distribution, Allergan’s agreement to consummate the distribution is also subject to the satisfaction or waiver by Allergan of a number of conditions, including the following:

•	the registration statement of which this information statement forms a part must have been declared effective by the Securities and Exchange Commission;

•	our common stock must have been accepted for listing on the New York Stock Exchange;

•	we must have completed the debt financings described in this information statement and have sufficient capital to consummate the transactions contemplated in the contribution and distribution agreement and each of the ancillary agreements;

•	Allergan’s board of directors must have approved the distribution;

•	Allergan’s board of directors must be satisfied that the distribution does not constitute a conveyance of all or substantially all of the assets of Allergan within the meaning of Section 271 of the Delaware General Corporation Law;

•	the contribution of the optical medical device business to us must have occurred;

•	each of the other ancillary agreements must have been executed;

•	a private letter ruling from the Internal Revenue Service in form and substance satisfactory to Allergan must have been obtained to the effect that the distribution will qualify as a tax-free distribution for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code (except with respect to cash received in lieu of fractional shares of our common stock) and the transfer to us of the assets and the assumption by us of the liabilities related to our business will not, except with respect to certain of the transactions, result in recognition of any gain or loss for U.S. federal income tax purposes to Allergan, us or Allergan’s or our stockholders;

•	any material governmental approvals and third party consents necessary to consummate the distribution must have been obtained;

•	there must not have been any injunction issued by any governmental authority or any other legal restraint or prohibition that could prevent the consummation of the distribution;

•	Allergan’s board of directors must be satisfied that the distribution will be made out of the surplus of Allergan, within the meaning of Section 170 of the Delaware General Corporation Law;

•	Allergan’s board of directors must have received an opinion from its financial advisors that the distribution is fair, from a financial point of view, to Allergan’s stockholders; and

•	there must not be any other events or developments that, in the judgment of Allergan’s board of directors, would result in the distribution having an adverse effect on Allergan or Allergan’s stockholders.

      Releases and Indemnification. The contribution and distribution agreement provides for:

•	a release from Allergan and its affiliates to us and our affiliates; and

•	a release from us and our affiliates to Allergan and its affiliates of all liabilities existing or arising from all acts and events occurring before the distribution. The liabilities released or discharged do not include liabilities arising under or assigned by the contribution and distribution agreement or any ancillary agreement.

      We have agreed to indemnify Allergan, each of its affiliates and each of its and their respective directors, officers and employees, from all liabilities relating to:

•	our failure, the failure of any of our affiliates or the failure of any other person to promptly discharge any liabilities or obligations under any contracts associated with the optical medical device business;

•	the optical medical device business and the contributed assets or liabilities; and

•	any material breach by us or any of our affiliates of the contribution and distribution agreement or any of the other ancillary agreements.

      Allergan has agreed to indemnify us, each of our affiliates and each of our and their respective directors, officers and employees from all liabilities relating to:

•	Allergan’s failure, the failure of any affiliate of Allergan, or the failure of any other person to promptly discharge any liabilities of Allergan or its affiliates, other than liabilities assumed by us in the contribution agreement;

•	the businesses retained by Allergan or any liability of Allergan or its affiliates, other than liabilities associated with the contribution of the optical medical device business; and

•	any material breach by Allergan or any of its affiliates of the contribution and distribution agreement or any of the other ancillary agreements.

      The contribution and distribution agreement also specifies procedures with respect to third-party claims subject to indemnification and related matters.

      Contingent Liabilities and Contingent Gains. The contribution and distribution agreement provides that Allergan and we will indemnify each other with respect to contingent liabilities relating to our respective businesses or otherwise assigned to each of us, subject to the sharing between us and Allergan of:

•	any contingent liabilities that do not primarily relate to any business of Allergan or to our business; and

•	specifically identified liabilities, other than taxes, which are dealt with in the tax sharing agreement.

Allergan will assume the defense of, and may seek to settle or compromise, any third-party claim that is a shared contingent liability, and those costs and expenses will be included in the amount to be shared by us and Allergan.

      The contribution and distribution agreement provides that we will have the exclusive right to any benefit received with respect to any contingent gain that primarily relates to our business or that is expressly assigned to us and Allergan will have the exclusive right to any benefit received with respect to any contingent gain that primarily relates to its business or that is expressly assigned to it.

      Information and Confidentiality. The contribution and distribution agreement provides that we and Allergan will provide one another with such information relating to our respective businesses as the other party reasonably needs. Allergan and we also agree to hold such information confidential and not to disclose it to any other person or entity, except as provided in the agreement.

      Dispute Resolution. The contribution and distribution agreement contains provisions that govern, except as otherwise provided in any ancillary agreement, the resolution of disputes, controversies or claims that may arise between Allergan and us. These provisions contemplate that Allergan and we will attempt to resolve disputes, controversies and claims by escalation of the matter to senior management or other mutually agreed representatives of Allergan and us. If such efforts are not successful, either Allergan or we may submit the dispute, controversy or claim to non-binding mediation, subject to the provisions of the agreement. If the dispute is not resolved through mediation, the contribution agreement calls for the submission of the matter to binding arbitration.

      Non-Competition and Non-Solicitation. The contribution and distribution agreement prohibits Allergan and us from engaging in the other’s lines of business, or from acquiring a joint venture or equity interest in any entity that engages in the other’s line of business, for a period of three years following the distribution date. This prohibition on competition will cease to apply upon the occurrence of certain “change in control” transactions or certain merger transactions involving us or Allergan.

      The contribution and distribution agreement also prohibits both Allergan and us from soliciting or recruiting the other party’s employees for a period of three years following the distribution date, except as a result of an employee’s response to a general recruitment effort carried out through a public or general solicitation.

      Expenses. Except as expressly set forth in the contribution and distribution agreement or in any other ancillary agreement, all third party fees and expenses paid or incurred in connection with the distribution will be paid by Allergan.

      Termination. The contribution and distribution agreement may be terminated and the distribution may be amended or abandoned at any time prior to the date of the distribution in the sole discretion of Allergan, without our approval or the approval of Allergan’s stockholders. In the event of a termination of the contribution and distribution agreement, no party will have any liability to any other party or person. After the date of the distribution, the agreement may not be terminated except by an agreement in writing signed by both Allergan and us.

      Amendments and Waivers. Prior to the distribution date, Allergan may amend or supplement the contribution and distribution agreement and the ancillary agreements in its sole discretion without our approval. If Allergan modifies a material provision of the contribution and distribution agreement or any ancillary agreement after the date of this information statement, we intend to issue a press release disclosing this modification and file a report on Form 8-K with the Securities and Exchange Commission. After the distribution, no provisions of the contribution and distribution agreement or any ancillary agreement can be waived, amended or supplemented by any party, unless the waiver, amendment or supplement is given in writing and signed by the authorized representative against whom it is sought to enforce the waiver, amendment or supplement.

      Further Assurances. In addition to the actions specifically provided for elsewhere in the contribution agreement, both we and Allergan have agreed to use our reasonable efforts to take all actions reasonably necessary or advisable to consummate and make effective the transactions contemplated by the agreement and the other ancillary agreements.

Transitional Services Agreement

      We plan to enter into a transitional services agreement with Allergan. Under this agreement, Allergan will provide to us, on a transitional basis, various services including:

•	facilities subleases;

•	access to research and development facilities and services;

•	general accounting, order entry, accounts receivable, travel, payroll and customer service;

•	operational support;

•	information technology services;

•	legal support services;

•	regulatory support services;

•	retail channel support; and

•	product promotion and distribution services.

      We will also agree to provide to Allergan in specified foreign countries, on a transitional basis, various services including:

•	facilities subleases;

•	retail channel support;

•	general administrative and facilities support services; and

•	general accounting, order entry, accounts receivable, payroll and customer services.

The agreed upon charges for these services are generally intended to allow the provider of the service to recover fully the allocated costs of providing the services, except that retail channel support will be provided on a commission basis. We believe the terms and conditions of the transitional services agreement are no less favorable to us than those we could have obtained by negotiating at arms-length with an independent third party.

      In general, the transitional services will commence on the distribution date and expire no later than twelve months following the distribution date. Some of the services relating to research and development and facilities, however, will be provided to us for up to three years following the distribution date. We may terminate the agreement with respect to one or more of those services upon prior written notice.

Manufacturing Agreement

      Prior to the distribution, Allergan and we plan to enter into a manufacturing agreement pursuant to which Allergan will manufacture contact lens care products for us. Under this agreement, Allergan will also manufacture our ophthalmic surgical product, VITRAX. We anticipate that the manufacturing agreement will have a term of 36 months from the date of the distribution. However, if we are able to either build and obtain regulatory approval for new facilities or locate and obtain regulatory approval for third-party manufacturers to produce our products in these locations prior to the manufacturing agreement’s termination, we may elect to terminate the manufacturing agreement at such earlier time. We plan to agree to pay Allergan for these manufacturing services at a rate that will allow Allergan to recover its fully allocated costs, plus 10%. We believe the terms and conditions of the manufacturing agreement are no less favorable to us than those we could have obtained by negotiating at arms-length with an independent third party.

Employee Matters Agreement

      Prior to the date of the distribution, Allergan and we plan to enter into an employee matters agreement to allocate liabilities and responsibilities relating to employee compensation, benefits plans and programs and other related matters. The employee matters agreement will provide that, as of the distribution date, we generally will assume, retain and be liable for all wages, salaries, welfare benefits, incentive compensation and other employee-related obligations and liabilities for all current employees of Allergan (and their beneficiaries and dependents) that will become our employees in connection with the distribution, except as specifically provided in the employee matters agreement.

      Allergan currently maintains the following plans for its U.S. employees:

•	a qualified defined benefit pension plan;

•	a qualified 401(k) plan;

•	a qualified employee stock ownership plan;

•	two stock option plans

•	two supplemental executive retirement plans;

•	an executive deferred compensation plan;

•	a management bonus plan; and

•	self-insured group health and welfare plans.

      Under the terms of the employee matters agreement, our employees who are otherwise eligible will continue to be eligible to participate in each of these plans until the distribution date.

      We will adopt our own benefits plans. Our employees generally will cease to be eligible to receive benefits under the Allergan plans and will be transitioned to the benefits offered under our plans after the distribution date. In general, we will credit each of our employees with his or her service with Allergan for purposes of determining eligibility to participate, eligibility for benefits, forms of benefits and vesting under our plans.

      Contingent Liabilities. The employee matters agreement will provide that Allergan and we will share contingent liabilities (including worker’s compensation claims) that relate to events or circumstances relating to current and former Allergan employees and our employees, that occurred before the distribution. Allergan will assume the defense of, and may seek to settle or compromise, any third-party claim that is such a shared contingent liability, and those costs and expenses will be included in the amount to be shared by us and Allergan.

      401(k) Plan and ESOP. We will assume responsibility for all benefits accrued by our employees under the Allergan 401(k) and employee stock ownership plans before the distribution, and Allergan will cause the accounts of our employees under these plans to be transferred to the trustee of our 401(k) plan.

      Bonus Plans. Allergan will maintain bonus plans for our employees during the period in 2002 preceding the distribution. Allergan will reserve any amounts earned by our employees under Allergan’s bonus plans and will transfer those amounts to us to be paid to those employees at the appropriate time.

      Executive Deferred Compensation Plan. We will assume responsibility for all benefits accrued by our employees under the Allergan executive deferred compensation plan before the distribution, and Allergan will cause the accounts of our employees under the Allergan executive deferred compensation plan to be transferred to the trustee of our executive deferred compensation plan.

      Defined Benefit Pension Plan and Supplemental Executive Retirement Plans. We will not assume responsibility for any benefits accrued by our employees under Allergan’s pension plan and Allergan’s two supplemental executive retirement plans; rather, Allergan will retain that responsibility. Upon the distribution, our employees will be fully vested in their accrued benefits in Allergan’s pension plan and Allergan’s two supplemental executive retirement plans. Upon the distribution, our employees will also be treated as having terminated employment for purposes of entitlement to benefit distributions under the Allergan pension plan and the Allergan supplemental executive retirement plans.

      Health Benefits. Allergan will retain financial and administrative liability for all claims incurred but not reported by our employees (or their covered dependents) under Allergan’s group health plan before the distribution date. Allergan will retain the obligation to provide post-retirement health and life benefits to any of our employees that have retired or are eligible to receive these benefits as of the distribution date for so long as Allergan maintains those programs for its employees.

      Treatment of Allergan Options. The employee matters agreement will also address the treatment of unvested outstanding options to acquire Allergan stock held by our employees. Any outstanding options to purchase Allergan stock issued under an Allergan stock plan will generally be adjusted to reflect the economic value of the distribution. Unvested options issued under the Allergan, Inc. 1989 Incentive Compensation Plan to Allergan employees who become our employees will be cancelled and reissued under our incentive compensation plan as options to acquire our common stock. We expect to establish our incentive compensation plan prior to the distribution. The reissued options will retain approximately the same economic value as the related cancelled options. The number of shares purchasable under each reissued option granted to our employees will be determined by multiplying the number of shares of Allergan common stock that were subject to such employee’s cancelled stock option by a conversion ratio. The conversion ratio will be calculated by dividing the closing price of Allergan’s common stock reported on the New York Stock Exchange on the distribution date by the closing price of our common stock in the “when issued” trading market on that same day. Fractional shares will be rounded down to the nearest whole number of shares. The exercise price of these reissued options will be determined by dividing the exercise price of the cancelled option by the conversion ratio, rounded up to the nearest whole cent. The aggregate intrinsic value of the options that will be converted at the time of the distribution will remain approximately the same and the ratio of the relevant exercise price per share to the market value per share will not be reduced. However, to the extent the intrinsic value of the reissued options is less than the intrinsic value of the cancelled options, Allergan will not pay the difference to the option holder in cash. All other terms and conditions of the converted stock options will remain substantially the same as those in effect prior to the distribution.

Tax Sharing Agreement

      Prior to the distribution, we plan to enter into a tax sharing agreement with Allergan which will govern Allergan’s and our respective rights, responsibilities and obligations after the distribution with respect to taxes for any tax period ending before, on or after the distribution. Allergan generally will be responsible for filing any tax and information returns required to be filed for Allergan’s business and our business for all tax periods ending on or before the distribution and for certain tax periods beginning on or before and ending after the date of the distribution. We will prepare and file all tax returns required to be filed by us for all tax periods beginning after the distribution and for certain tax periods beginning on or before and ending after the date of the distribution. Generally, Allergan will be liable for all pre-distribution taxes attributable to its business, and we generally will indemnify Allergan for all pre-distribution taxes attributable to our business for the current taxable year. In addition, the tax sharing agreement will provide that Allergan will generally be liable for taxes that are incurred as a result of restructuring activities undertaken to effectuate the distribution.

      If there are tax adjustments related to us arising after the distribution date, which relate to a tax return filed by Allergan for a pre-distribution period, we generally will not be responsible for any increased taxes, but we will also not receive the benefit of any tax refunds. In addition, we and Allergan will agree to cooperate in any tax audits, litigation or appeals that involve, directly or indirectly, tax returns filed for pre-distribution periods and to provide information related to such periods. We will also agree to indemnify Allergan for any tax liabilities resulting from the failure to pay any amounts due under the terms of the agreement or for costs resulting from our negligence, if any, in providing accurate or complete information in the preparation of any tax return.

      We and Allergan have made and will make representations to each other, and Allergan and we have made representations to the Internal Revenue Service, in connection with the private letter ruling that Allergan has requested regarding the tax-free nature of the distribution of our common stock by Allergan to its stockholders. The tax sharing agreement will also provide that if either we or Allergan breach either our representations to each other or the representations to the Internal Revenue Service, or if we or Allergan take or fail to take, as the case may be, actions that result in the distribution failing to meet the requirements of a tax-free distribution pursuant to Section 355 of the Internal Revenue Code, the party in breach will indemnify the other party for any and all resulting taxes. In addition, we agree that we will not enter into any transaction involving acquisitions of our stock or issuances of our stock for which there was any agreement, understanding, arrangement or substantial negotiations during the six month period following the distribution, nor will we enter into any transaction involving acquisitions of our stock or issuances of our stock during the two year period following the distribution which, in the aggregate, equal or exceed 15% of our outstanding stock, without, in either case:

•	a ruling from the Internal Revenue Service or an opinion from tax advisors that the proposed transaction will not cause the distribution to fail to meet the requirements of a tax-free distribution under Section 355(e) of the Internal Revenue Code; and

•	approval from Allergan of the proposed transaction.

MANAGEMENT

Our Directors and Executive Officers

      We expect that our board of directors following the distribution will be comprised of approximately eight to 10 directors. Since our formation in October 2001, our board of directors has been comprised of David E.I. Pyott, Allergan’s Chairman of the Board, President and Chief Executive Officer, William R. Grant, a director of Allergan and James V. Mazzo, our President and Chief Executive Officer. We expect that Messrs. Pyott, Grant and Mazzo will remain as directors of our company following the distribution and that Mr. Pyott and Mr. Grant will also retain their positions with Allergan. We anticipate that Mr. Pyott will not seek reelection to our board of directors after his term expires. In connection with the distribution, a number of non-employee directors, who have not yet been determined, will be elected to our board of directors prior to the distribution date. To the extent additional directors or director designees are identified prior to the distribution date, we will disclose the names of these additional directors or director designees in an amendment to this information statement or in an additional filing on Form 8-K.

      Upon completion of the distribution, our board of directors will be divided into three classes. Approximately one third will be Class 1 directors, with terms expiring at the annual meeting of stockholders to be held in 2003, approximately one third will be Class 2 directors with terms expiring at the annual meeting of stockholders to be held in 2004 and approximately one third will be Class 3 directors with terms expiring at the annual meeting of stockholders to be held in 2005. Commencing with the annual meeting of stockholders to be held in 2003, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter will serve for a term of three years.

      The following table sets forth information as to persons who serve or who are currently expected to serve as our directors or officers immediately following the distribution. Other than David E.I. Pyott, who will serve as one of our directors and who will also remain as the Chairman of the Board, President and Chief Executive Officer of Allergan, and Mr. William R. Grant, who is expected to remain on the board of directors of Allergan, none of the identified directors or officers will retain their positions with Allergan after the distribution.

Name	Age	Position

William R. Grant	77	Chairman of the Board
David E.I. Pyott	48	Director
James V. Mazzo	44	President, Chief Executive Officer, and Director
Richard A. Meier	42	Chief Financial Officer and Corporate Vice President
Max Akedo	56	President, Japan
Chris M. Calcaterra	41	Vice President, North America Surgical Sales and Marketing
Robert F. Gallagher	43	Vice President, Controller
Holger Heidrich, Ph.D.	49	Corporate Vice President and President, Europe, Africa, Asia Pacific Region
David E. Noon	48	Vice President, North America Contact Lens Care
Jane E. Rady	53	Corporate Vice President, Strategy and Technology
Aimee S. Weisner	33	Corporate Vice President, General Counsel and Secretary

      William R. Grant, 77, is the Chairman of the Board of our board of directors. He is a co-founder of Galen Associates, Inc., a venture capital firm in the health care industry, and has been its Chairman since 1989. Mr. Grant has over 40 years of experience in the investment banking and risk-capital fields, including substantial experience in the health care industry. Mr. Grant has been a Director of Allergan since 1989 and currently serves as Chairman of the Allergan Board’s Organization and Compensation Committee and as a member of Allergan’s Corporate Governance Committee. From 1987 to 1989 he was Chairman of New York Life International Investment, Inc. Mr. Grant is also a Director of Ocular Sciences, Inc., Vasogen Inc., Quest Diagnostics Incorporated and Massey Energy Company as well as several private companies. He is a member of the General Electric Equity Advisory Board, Trustee of the Center for Blood Research (Harvard), and Trustee Emeritus of the Mary Flagler Cary Charitable Trust.

      David E.I. Pyott, 48, is a member of our board of directors. He has served as President and Chief Executive Officer of Allergan since January 1998. He has been a Director of Allergan since 1998 and Chairman since 2001. Previously, he was head of the Nutrition Division and a member of the executive committee of Novartis AG from 1995 until December 1997. From 1992 to 1995 Mr. Pyott was President and Chief Executive Officer of Sandoz Nutrition Corp., Minneapolis, Minnesota and General Manager of Sandoz Nutrition, Barcelona, Spain from 1990 to 1992. Prior to that, Mr. Pyott held various positions within the Sandoz Nutrition group from 1980. He is a member of the Directors’ Board of the University of California (Irvine) Graduate School of Management and serves on their Executive Committee, and he is the President of the Pan-American Ophthalmological Foundation. Mr. Pyott is also a member of the Board of Pharmaceutical Research and Manufacturers of America (PhRMA), and a member of the Board of Directors of Avery-Dennison Corporation, California Healthcare Institute, and Edwards Lifesciences Corporation.

      James V. Mazzo, 44, is our President, Chief Executive Officer and a member of our board of directors. Prior to the distribution, Mr. Mazzo served in various positions at Allergan, most recently as Allergan’s Corporate Vice President, and President, Surgical and CLCP Businesses. From April 1998 to January 2002, Mr. Mazzo was Allergan’s Corporate Vice President and President, Europe/ Africa/ Middle East Region. From January 2001 to January 2002, Mr. Mazzo also assumed the duties of President of Allergan’s Global Surgical Business, and from May 1998 to January 2001, he was the President of Global Lens Care Products for Allergan. From June 1997 to May 1998, he had been Senior Vice President, U.S. Eyecare/ Rx Sales and Marketing, and prior to that he served 11 years in a variety of positions at Allergan, including Director, Marketing (Canada), Vice President and Managing Director (Italy) and Senior Vice President Northern Europe. Mr. Mazzo first joined Allergan in 1980.

      Richard A. Meier, 42, is our Chief Financial Officer and one of our Corporate Vice Presidents. Prior to joining us, Mr. Meier was Executive Vice President and Chief Financial Officer of ICN Pharmaceuticals, Inc. Before joining ICN in 1998, Mr. Meier was a Senior Vice President with the investment banking firm of Schroder & Co. Inc., and from 1994 to 1996, he served as an Analyst at Salomon Smith Barney, Inc., both in New York City.

      Max Akedo, 56, is President and Representative Director of AMO Japan. Prior to the distribution, Mr. Akedo served as President and Representative Director of Allergan Japan since June 1999. Prior to joining Allergan Japan, Mr. Akedo was General Manager of Novartis Consumer Health Japan since April 1997 and General Manager of Bristol Myers Squibb Lion KK since 1984. Mr. Akedo joined Allergan Japan in 1999.

      Chris M. Calcaterra, 41, is our Vice President, North America Surgical Sales and Marketing. Prior to the distribution, Mr. Calcaterra served in various positions at Allergan over the last 15 years. Most recently, Mr. Calcaterra served as Vice President of U.S. Surgical Sales from June 1996 to January 2002. Mr. Calcaterra also served as a National Accounts Manager for the Surgical, Contact Lens Care and Pharmaceutical Divisions and as a Senior Region Manager for the Surgical Division. Prior to joining Allergan, Mr. Calcaterra held a number of positions at Baxter Healthcare Corporation.

      Robert F. Gallagher, 43, has been our Vice President, Controller since February 2002. Mr. Gallagher has over 16 years of financial management experience in our industry. He previously served in a variety of positions at Bausch & Lomb and its acquired business, Chiron Vision, since 1995, most recently as Vice President, Finance of Bausch & Lomb’s Global Surgical Products business. From 1985 to 1995, Mr. Gallagher was employed by Allergan in various financial management positions of increasing responsibility, including Vice President, Controller for North East Asia and Controller for Puerto Rico operations.

      Holger Heidrich, Ph.D., 49, is our Corporate Vice President and President of our Europe, Africa, Asia Pacific region. Prior to the distribution, Dr. Heidrich served as Senior Vice President and Head of Surgical Business of Allergan in the Europe/ Africa/ Middle East region from May 1998 to January 2002. From July 1996 to January 2002, Dr. Heidrich also assumed the duties of Head of Central Europe Area and Managing Director of Allergan Germany/ Austria. From 1990 to 1996, Dr. Heidrich was Director of the Contact Lens Care Division of Allergan in Central Europe. From 1986 to 1989, Dr. Heidrich served as Division Director, Pharmaceutical & Surgical, at Pharm-Allergan GmbH, an Allergan subsidiary. He joined Allergan in 1985 as Marketing & Sales Director for Germany. Prior to joining Allergan, Dr. Heidrich held sales and marketing positions at Montedison Pharmaceutical and Ciba Geigy, and was Assistant Professor in Economics at the University Freiburg in Germany. Dr. Heidrich is a member of the Board of Directors of SIS, Surgical Instrument Systems, a Swiss company.

      David E. Noon, 48, is our Vice President of North America Contact Lens Care. Prior to the distribution, Mr. Noon served as Allergan’s Vice President, Global Consumer Eye Care Marketing, joining Allergan in this position in 1998. Prior to Allergan, Mr. Noon served as Senior Director, Worldwide Human Health Care Marketing, for Merck, Inc., from 1996 to 1998. Prior to joining Merck, Mr. Noon was Vice President of Marketing for Bayer Corporation and held vice president of marketing positions at both Sterling Health and Nestle Foods.

      Jane E. Rady, 53, is our Corporate Vice President, Strategy and Technology. Prior to joining us, Ms. Rady was a director and the Chief Executive Officer of Integrated Genomics, Inc. From 1984 to 2000, Ms. Rady was employed by G.D. Searle & Co./ Monsanto in various capacities including President and General Manager of Searle’s international joint venture, Lorex Pharmaceuticals Ltd., Vice President of Corporate Licensing & Business Development, and Vice President of Strategic Planning.

      Aimee S. Weisner, 33, is our Corporate Vice President, General Counsel and Secretary of the Company. Prior to the distribution, Ms. Weisner served as Vice President and Assistant General Counsel of Allergan since January 2002. Prior to January 2002, Ms. Weisner served as Corporate Counsel of Allergan, which she joined in 1998. Ms. Weisner has also been an Assistant Secretary of Allergan since November 1998. From 1994 to 1998, Ms. Weisner was an attorney with the law firm of O’Melveny & Myers LLP.

Annual Meeting

      Our first annual meeting of stockholders after the distribution is expected to be held in Spring 2003. This will be an annual meeting of stockholders for the election of directors. The annual meeting will be held at our principal office or at such other place or by electronic means as permitted by the laws of the state of Delaware and on such date as may be fixed from time to time by resolution of our board of directors.

Committees of the Board of Directors

      We will be managed under the direction of our board of directors. Our board of directors plans to establish an audit committee and a compensation committee immediately following the distribution.

      Audit Committee. The audit committee will be comprised solely of directors who are not our employees. The functions of this committee will include:

•	meeting with our management periodically to consider the adequacy of our internal controls and the objectivity of our financial reporting;

•	recommending to our board of directors the appointment of the independent auditors;

•	meeting with the independent auditors and reviewing the scope and significant findings of the audits performed by them, and meeting with internal financial personnel regarding these matters; and

•	reviewing our financing plans, the adequacy and sufficiency of our financial and accounting controls, practices and procedures, the activities and recommendations of our auditors and our reporting policies and practices, and reporting recommendations to our full board of directors for approval.

      Both of our independent auditors and internal financial personnel will have regular private meetings with this committee and will have unrestricted access to this committee.

      Compensation Committee. Our compensation committee will be comprised solely of directors who are not our employees. The functions of this committee will include:

•	reviewing and, as it deems appropriate, determining policies, practices and procedures relating to the compensation of our officers and other managerial employees and the establishment and administration of our employee benefit plans;

•	exercising authority under our employee equity incentive plans; and

•	advising and consulting with our officers regarding managerial personnel and development.

Director Compensation

      We are currently reviewing the compensation that we intend to pay to our non-employee directors following the distribution, but anticipate that our non-employee directors will receive an annual cash retainer of $24,000 and an additional nominal fee of

•	$1,200 for attending each board meeting,

•	$1,000 for each committee member attending a committee meeting, and

•	$1,200 for each committee chairperson presiding over a committee meeting.

Additionally, our non-employee directors will be entitled to participate in our incentive compensation plan, receiving 20,000 options upon initial election and 6,500 options per year thereafter.

      Our chairman of the board will receive an annual cash retainer of $150,000 and meeting fees as set forth above. The chairman, as a non-employee director, will also receive an initial stock option grant of 40,000 options and 13,000 options annually thereafter.

Executive Compensation

      The compensation committee will be responsible for administering the compensation program for our executive officers. We were formed in October 2001, we did not have any employees in 2001, and we did not pay any salaries in 2001.

      Our executive compensation program is designed to attract, motivate and retain the executive talent needed to optimize stockholder value in a competitive environment. Our executive compensation program is designed to provide:

•	levels of base compensation that are competitive with comparable optical medical device companies;

•	annual incentive compensation that varies in a consistent manner with the achievement of individual and financial performance objectives; and

•	long-term incentive compensation that focuses executive efforts on building stockholder value through meeting longer-term financial and strategic goals.

In designing and administering our executive compensation program, we attempt to strike an appropriate balance among these various elements.

      Base Salary. Base salary is determined by an assessment of sustained performance against individual job responsibilities and includes, where appropriate, an analysis of the impact of the executive’s performance on our business results, the executive’s current salary in relation to the salary range designated for the job and the executive’s potential for advancement.

      Annual Incentives. Payments under our annual management bonus plan are tied to both corporate objectives (establishing a direct link between the executive’s pay and our financial success) and individual objectives. Achievement of corporate objectives determine the funding of the plan and are measured by pre-established financial performance targets. The bonus pool will be funded at 100% if the financial performance target is achieved, and the bonus pool is automatically adjusted if the actual performance surpasses or falls below the financial performance target. Once funded, the bonus pool is allocated to our business units based on each unit’s respective results.

      Achievement of individual objectives determines the amount of the bonus pool awarded to individual executives and may include factors such as financial targets, identifying and pursuing new business opportunities, obtaining regulatory approvals for new products as well as new indications for existing products, introducing new products into designated markets, and identifying and implementing cost reduction measures. This information will be considered in an evaluation of overall performance for purposes of determining the actual bonus paid.

      Long-term Incentives. Our long-term incentives will be primarily in the form of stock option awards. However, restricted stock may also be granted on a selected basis to attract, retain and motivate key executives critical to our long-term success. In addition, performance units and performance shares may also be granted in the future to further align executive compensation with our financial success. The objective of these awards is to advance our longer-term interests and those of our stockholders and to complement incentives tied to annual performance. These awards will provide rewards to executives based upon the creation of incremental stockholder value.

      Stock options will only produce value to executives if the price of our stock appreciates, thereby directly linking the interests of executives with those of stockholders. The number of stock options granted will be based on the level of an executive’s position, the executive’s performance in the prior year and the executive’s potential for continued sustained contributions to our success. In order to preserve the linkage between the interests of executives and those of stockholders, the executives will be expected to use the shares obtained on the exercise of their stock options, after satisfying the cost of exercise and taxes, to establish a significant level of direct ownership. We plan to establish share ownership guidelines for our executives to meet through the retention of stock following the exercise of stock options.

Employment Agreements

      As of the date of this information statement, we have entered into an employment agreement with our President and Chief Executive Officer Mr. Mazzo.

      Position and Base Salary. Mr. Mazzo’s employment agreement provides that he will serve as our President and Chief Executive Officer and will receive an annual base salary of $450,000, which amount will be reviewed at least annually and may be adjusted from time to time by our board of directors. Mr. Mazzo will also serve as a member of our board of directors. While he will not be paid a fee for his service as a director, we will reimburse him for his reasonable expenses incurred in his service as a director.

      Term. The term of Mr. Mazzo’s employment agreement is for three years from the date of the distribution and may be automatically extended for successive one-year terms unless either party to the agreement elects in writing not to extend the term. The employment agreement will terminate if the distribution does not occur on or before December 31, 2002.

      Termination by Us Without Cause or by Employee for Good Reason. In the event that Mr. Mazzo is terminated by us other than for “cause,” or if Mr. Mazzo terminates his employment for “good reason,” Mr. Mazzo will receive severance pay that includes:

•	a prorated portion of Mr. Mazzo’s targeted annual bonus;

•	an amount representing Mr. Mazzo’s unused accrued vacation time (at his base salary rate) through the date of termination;

•	continued medical and other welfare plan coverage for Mr. Mazzo and his eligible dependents for twelve months;

•	a severance payment calculated by multiplying Mr. Mazzo’s annual compensation by three. For the purposes of this severance payment calculation, Mr. Mazzo’s annual compensation is defined as the sum of (i) the higher of his then-current base salary or his highest annual salary within the five-year period ending at the time of his termination plus (ii) a management bonus increment, which is equal to the higher of 100% of his then-current annual target bonus rate or the average of the two highest of the last five bonuses paid by us to Mr. Mazzo.

      The employment agreement defines “cause” to include among other things, the conviction of Mr. Mazzo of any felony involving an act of moral turpitude or his material misconduct or refusal to comply with the written instructions of our board of directors. The employment agreement also defines “good reason” to include any material change in Mr. Mazzo’s duties or the material reduction or adverse modification of Mr. Mazzo’s compensation.

      Change of Control. In the event Mr. Mazzo’s employment is terminated by us without cause, or by him for good reason, 120 days prior to or within two years after a change in control event occurs, the employment agreement provides that all of Mr. Mazzo’s stock options, incentive compensation awards and restricted stock that are outstanding at the time of the termination will immediately become fully exercisable, payable or free from restrictions, respectively. The applicable exercise period for any stock option or other award will continue for the length of the exercise period specified in the grant of the award as determined without regard to Mr. Mazzo’s termination of employment. Mr. Mazzo will also be allowed to continue to participate for three years following his termination in all of our employee benefit plans that were available to him before termination. A change of control is defined in Mr. Mazzo’s employment agreement as any of the following transactions:

•	the acquisition by any person or entity of 20% or more of the combined voting power of our company if such acquisition has not been approved in advance, or within 30 days after the acquisition, by a majority of our board of directors;

•	the acquisition by any person or entity of 33% or more of the combined voting power of our company, regardless of whether our board of directors has approved the acquisition;

•	individuals who comprise our board of directors at the time of the distribution, or individuals subsequently nominated as directors by a majority of those original directors and their successors, cease for any reason to constitute at least a majority of our board of directors;

•	our consummation of a merger, consolidation or reorganization, unless holders of our voting securities continue to hold at least 55% of the voting power in the surviving company and no person or entity becomes the owner of 20% or more of the combined voting power of our outstanding securities; or

•	the approval by our stockholders of a plan of complete liquidation or an agreement for the sale or transfer of all or substantially all of our assets.

      Restrictive Covenants. Mr. Mazzo has agreed not to disclose our confidential information to any other person or entity for a period of five years or to solicit any of our employees for a period of two years.

      Repatriation. We have agreed to repatriate Mr. Mazzo and his household from the United Kingdom. As part of his repatriation, we will pay the travel and moving costs associated with moving his household to California, as well as any temporary living expenses incurred while Mr. Mazzo establishes a permanent residence in California. To further assist in his repatriation, we have also agreed to pay Mr. Mazzo a tax-free allowance equal to one month’s salary and to provide him a five-year, interest free relocation loan of up to $500,000.

      Excise Tax Gross-Up. In the event that any payment or benefits Mr. Mazzo receives pursuant to the employment agreement is deemed to constitute an “excess parachute payment” under Section 280G of the Internal Revenue Code, he is entitled to an excise tax gross-up payment to the full extent of his corresponding excise tax liability.

      The following summarizes the material provisions of the employee benefits plans we intend to adopt prior to the distribution. The terms of these plans have not been finalized and are being reviewed by Allergan and us.

401(k) Plan

      We expect to establish a 401(k) plan that will permit participating employees to contribute a portion of their compensation to the plan on a pre-tax basis. We will make matching contributions to the plan. Generally, participants’ contributions, up to 8% of compensation, will qualify for a 50% match. The plan will also have a discretionary profit sharing contribution feature. The amount of profit sharing contributions allocated to each participant under the plan will be based on age and years of service. The accounts of our employees under the Allergan, Inc. Savings and Investment Plan and the Allergan, Inc. Employee Stock Ownership Plan will be transferred from such plans to our 401(k) plan after the distribution.

      The 401(k) plan accounts will be invested by the trustee under the 401(k) plan among a number of available investment options, including shares of our common stock, according to the directions of participating employees. Voting and tender rights with respect to shares of our common stock credited to participants’ accounts will be passed through to participants.

      The 401(k) plan will be designed to qualify under Section 401 of the Internal Revenue Code so that contributions by employees or by us to the 401(k) plan and income earned on plan contributions will not be taxable to employees until withdrawn from the 401(k) plan, and so that contributions by us, if any, will be deductible by us when made. We will retain the right to amend or terminate the 401(k) plan at any time.

Incentive Compensation Plan

      We expect to establish an incentive compensation plan that will provide for the grant of incentive stock options (as defined in Section 422 of the Internal Revenue Code), non-qualified stock options, restricted stock and other stock-based incentive awards for officers, key employees and non-employee directors. Our employees and non-employee directors are eligible to receive awards under the plan, but only employees may receive incentive stock options.

      A total of                shares of our common stock will be reserved for issuance under our incentive compensation plan. Additionally, no more than                shares may be awarded under the plan to any individual in any given calendar year.

      Once established, the compensation committee of our board of directors will generally administer the incentive compensation plan. The compensation committee will select the participants who will receive awards and determine the terms and conditions of such awards, including the number of shares subject to the award, the exercise or purchase price, the vesting and/or exercisability of the award. Stock options will be generally subject to vesting, which means the optionee earns the right to exercise an increasing number of the shares underlying the option over a specific period of time only if he or she continues to provide services to our company over that period. Incentive stock options granted under the incentive compensation plan must have a per share exercise price of at least 100% of the fair market value of our common stock on the date of grant, and not less than 110% of the fair market value in the case of incentive stock options granted to an employee who holds more than 10% of the total voting power of all classes of our stock or any parent or subsidiary’s stock. Restricted stock awarded under the plan will generally be subject to a repurchase option in our favor exercisable upon voluntary or involuntary termination of the employee’s relationship with us for any reason. Payment of the exercise price or purchase price with respect to any award may be made in cash or other consideration as determined by the compensation committee.

      Our board of directors will administer the plan with respect to awards granted to our non-employee directors.

      We will retain the right to amend or terminate the incentive compensation plan at any time.

Employee Stock Purchase Plan

      We expect to establish an employee stock purchase plan. The purpose of this plan is to provide a method for our eligible employees and eligible employees of our participating domestic subsidiaries to have an opportunity to purchase shares of our common stock. We expect that the plan will be intended to comply with the provisions of Section 423 of the Internal Revenue Code.

      The employee stock purchase plan will allow our eligible employees who elect to participate in the plan to make purchases of our common stock through payroll deductions at a price equal to 85% of the lesser of the fair market value of our common stock on the first day and last day of an offering period. Participants in the plan may contribute up to a maximum percentage (in whole percentages) of their cash earnings through payroll deductions.

      Generally, the Section 423 of the Internal Revenue Code prohibits participants from acquiring more than $25,000 in fair market value of our common stock, as determined on the first day of the offering period during any calendar year under the plan. Additionally, an employee is not eligible to participate in the plan if immediately after the grant of an option to purchase stock under the plan, the employee would own stock and/or hold outstanding options to purchase stock equaling 5% or more of the total voting power or value of all classes of our stock or stock of our subsidiaries.

International Employee Stock Purchase Plan

      We expect to establish an international employee stock purchase plan. The purpose of this plan is to provide a method for our eligible employees of our participating foreign subsidiaries to have an opportunity to purchase shares of our common stock.

      The international employee stock purchase plan will have terms, conditions and features that are similar to the employee stock purchase plan we expect to establish for our U.S. employees. However, the international employee stock purchase plan will not be intended to comply with the provisions of Section 423 of the Internal Revenue Code.

Executive Deferred Compensation Plan

      We expect to establish a non-qualified executive deferred compensation plan for senior executives. The executive deferred compensation plan will allow eligible employees to defer compensation up to a certain minimum and maximum level in a calendar year and to receive distribution of the deferred compensation at a future date. The executive deferred compensation plan will also provide for a discretionary company matching contribution. The plan is intended to allow eligible employees to defer compensation and to receive discretionary company contributions that would otherwise be impermissible under our 401(k) plan because of limits imposed by the Internal Revenue Code. The accounts of our employees under the Allergan, Inc. Executive Deferred Compensation Plan will be transferred from such plan to our executive deferred compensation plan after the distribution.

      We expect that the executive deferred compensation plan will be administered by the compensation committee of our board of directors. We will retain the right to amend or terminate the executive deferred compensation plan at any time.

Management Bonus Plan

      We expect to establish a management bonus plan for our management-level employees. The goal of the management bonus plan is to reward management-level employees for their contributions to individual and corporate objectives. The management bonus plan will provide for a bonus equal to a percentage of a participant’s year-end base salary. The bonus will vary depending upon the attainment of certain individual and corporate objectives. Each participant in the management bonus plan will determine his or her own individual objectives at the beginning of each plan year.

      We expect that the management bonus plan will be administered by the compensation committee of our board of directors. We will retain the right to amend or terminate the management bonus plan at any time.

OWNERSHIP OF OUR STOCK

      Prior to the distribution, all of the outstanding shares of our common stock are and will be owned beneficially and of record by Allergan. To the extent directors and executive officers own or will own Allergan common stock prior to the distribution, they will receive shares of our common stock in the distribution on the same basis as other holders of Allergan common stock. The following table sets forth information with respect to the projected beneficial ownership of our outstanding common stock, immediately following the completion of the distribution, by:

•	each person who is known by us to be the beneficial owner of 5% or more of our common stock;

•	each of our directors and our chief executive officer; and

•	all of our directors, director nominees and executive officers as a group.

      The ownership projections below are based on the number of shares of Allergan common stock beneficially owned by each person or entity at March 31, 2002, as evidenced by Allergan’s records and a review of statements filed with the Securities and Exchange Commission pursuant to Sections 13(d) or 13(g) of the Exchange Act. Once a distribution ratio has been determined, the share amounts in the table will change to reflect the projected ownership of our common stock based on the shares of Allergan common stock held by the listed person or entity and will reflect the anticipated effect of the distribution. The percentage ownership of our common stock immediately following the distribution will be approximately the same as the percentage ownership of such person or entity immediately prior to the distribution. Percentage ownership is calculated based on 128,949,407 shares of Allergan common stock outstanding on March 31, 2002, excluding shares held in Allergan’s treasury, and adjusted as required by rules promulgated by the Securities and Exchange Commission. Except as set forth in the table below, upon completion of the distribution, we do not expect any person to own more than five percent of our outstanding common stock.

      Except as otherwise noted in the footnotes below, the entity, individual director or executive officer or their family members or principal stockholder has sole voting and investment power with respect to such securities.

	Shares of
	Common Stock	Percent
Beneficial Owner	Beneficially Owned(1)(2)	of Class

Putnam Investments, LLC	13,013,289 (3)	10.09%
One Post Office Square
Boston, MA 02109
FMR Corp.	12,507,946 (4)	9.70%
82 Devonshire Street
Boston, MA 02109-3614
William R. Grant	35,222	*
David E. I. Pyott	45,870	*
James V. Mazzo	13,728	*
All current directors and executive officers (11 persons, including those named above)	106,371	*

*	Less than 1%

(1)	In addition to shares held in an individual’s sole name, this column includes shares held by the spouse of the named person and shares held in various trusts. This column also includes, for employees, shares held in trust for the benefit of the named employee in Allergan’s Savings and Investment Plan and the Employee Stock Ownership Plan as of March 31, 2001.

(2)	Share amounts identified in this column represent only those shares of Allergan common stock that will be eligible to receive the distribution of shares of our common stock, and exclude, for example, options to purchase shares of Allergan common stock that are exercisable within 60 days of

March 31, 2002 because these options will not result in a right to receive any shares of our common stock.

(3)	Based on an amended Schedule 13G, dated February 5, 2002, filed with the Securities and Exchange Commission by Putnam Investments, LLC (“PI”), on behalf of itself and the following affiliated entities: Marsh & McLennan Companies, Inc. (“M&MC”), PI’s parent holding company, Putnam Investment Management, LLC (“PIM”) and The Putnam Advisory Company, LLC (“PAC”), both of which are investment advisors and subsidiaries of PI. Such filing reports that M&MC owns no shares of Allergan’s stock. PIM is deemed to be the owner of 10,691,821 shares, over which it has shared power to dispose or to direct the disposition of all of such shares, but over which it has no voting power. PAC is deemed to be the owner of 2,321,468 shares, over which it has shared power to dispose or to direct the disposition of all of such shares and shared power to vote or to direct the vote of 1,528,014 of such shares. PI is deemed to be the owner of all of PIM’s and PAC’s shares, has shared power to dispose or to direct the disposition of all of such shares, and has shared power to vote or to direct the vote of 1,528,014 of such shares.

(4)	Based on an amended Schedule 13G, dated February 14, 2002, filed with the Securities and Exchange Commission by FMR Corp. (“FMR”) on behalf of itself and affiliated persons and entities. The affiliated persons and entities include Fidelity Management & Research Company (“FMRC”), a wholly-owned subsidiary of FMR, Edward C. Johnson 3d, Chairman of FMR, Fidelity Management Trust Company (“FMTC”), a wholly-owned subsidiary of FMR, Abigail P. Johnson, a Director of FMR, Fidelity International Limited (“FIL”), a former subsidiary of FMRC that currently operates as an entity independent of FMR and FMRC, and Strategic Advisers, Inc., a wholly-owned subsidiary of FMR. Such filing reports that FMRC, as a result of acting as investment advisor to various investment companies, owns 11,173,410 shares of Allergan, FMTC, as a result of serving as investment manager of institutional accounts, owns 928,632 shares, Ms. Johnson owns 1,000 shares, FIL owns 404,638 shares and Strategic Advisers owns 266 shares. Both Mr. Johnson and FMR, through its control of FMRC and FMTC, have sole dispositive power over both FMRC’s 11,173,410 shares and FMTC’s 928,632 shares, and sole voting power over 738,432 of FMTC’s shares. Neither FMR nor Mr. Johnson has the sole power to vote or to direct the voting of any of FMRC’s shares; FMRC carries out the voting of shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. Ms. Johnson has sole voting and dispositive power over her 1,000 shares and FIL has sole voting and dispositive power over its 404,638 shares.

DESCRIPTION OF CAPITAL STOCK

      The following information reflects our amended and restated certificate of incorporation and by-laws as we expect these documents will be in effect at the time of the distribution.

Authorized Capital Stock

      Immediately following the distribution, our authorized capital stock will consist of                      shares of common stock, par value $0.01 per share, and                      shares of preferred stock, par value $0.01 per share. Immediately following the distribution, approximately                      shares of our common stock will be outstanding based upon the shares of Allergan outstanding as of March 31, 2002, excluding treasury stock and assuming no exercise of options. No shares of our preferred stock will be outstanding.

Common Stock

      The holders of our common stock will be entitled to one vote for each share on all matters voted on by stockholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by our board with respect to any series of preferred stock, the holders of such shares will possess all voting power. Our amended and restated certificate of incorporation does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of our preferred stock created by our board from time to time, the holders of common stock will be entitled to such dividends as may be declared from time to time by our board from funds available therefore and upon liquidation will be entitled to receive pro rata all assets available for distribution to such holders.

      The holders of our common stock will have no preemptive rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future. All outstanding shares of our common stock are, and after the distribution will continue to be, fully paid and nonassessable.

Preferred Stock

      Under the amended and restated certificate of incorporation, the board has the authority, without further action by stockholders, to issue up to                      shares of preferred stock. The board may issue preferred stock in one or more series and may determine the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon the preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms, any or all of which may be greater than the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that common stockholders will receive dividend payments and payments upon liquidation. The issuance of preferred stock could also have the effect of decreasing the market price of the common stock and could delay, deter or prevent a change in control of our company. We have no present plans to issue any shares of preferred stock.

Series A Junior Participating Preferred Stock

      Prior to the distribution date, our board of directors intends to designate a series of preferred stock referred to as Series A junior participating cumulative preferred stock and to reserve shares of the Series A junior participating cumulative preferred stock for issuance upon exercise of rights under our rights agreement. For a more detailed discussion of our rights agreement and our Series A participating cumulative preferred stock, see “— Stockholder Rights Plan.”

Anti-Takeover Provisions

      Certificate of Incorporation and Bylaw Provisions. Various provisions contained in our amended and restated certificate of incorporation, bylaws and rights agreement could delay or discourage some transactions involving an actual or potential change in control of us or our management and may limit the ability of stockholders to remove current management or approve transactions that stockholders may deem to be in their best interests and could adversely affect the price of our common stock. These provisions:

•	authorize our board of directors to establish one or more series of undesignated preferred stock, the terms of which can be determined by the board of directors at the time of issuance;

•	divide our board of directors into three classes of directors, with each class serving a staggered three-year term. As the classification of the board of directors generally increases the difficulty of replacing a majority of the directors, it may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us and may maintain the composition of the board of directors;

•	provide that directors may be removed by stockholders only for cause;

•	not provide for cumulative voting in the election of directors, which, if allowed, could enable a minority stockholder holding a sufficient percentage of a class of shares to ensure the election of one or more directors;

•	require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing;

•	state that special meetings of our stockholders may be called only by our board of directors, the chairman of the board of directors or our president;

•	establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting;

•	provide that specified transactions benefitting a holder of greater than 15% of our outstanding common stock, an interested stockholder, must comply with procedures designed to ensure that our stockholders receive a fair price and are otherwise adequately informed of the transaction or be approved by either (i) the holders of a supermajority of our outstanding common stock and the holders of a majority of our outstanding common stock that is not held by the interested stockholder or its affiliates or (ii) a majority of the disinterested directors;

•	provide that certain provisions of our certificate of incorporation can be amended only by supermajority vote of the outstanding shares, and that our bylaws can be amended only by supermajority vote of the outstanding shares or by our board of directors;

•	allow only incumbent directors, not our stockholders, to fill vacancies on our board of directors; and

•	provide that the authorized number of directors may be changed only by resolution of the board of directors.

      Stockholders Rights Plan. Our board of directors has reviewed, and is considering adopting, a stockholder rights plan. If adopted by our board, we expect the stockholder rights plan would include the following terms and provisions.

      At the time of adoption, our board of directors will declare a dividend of one preferred stock purchase right for each share of our common stock outstanding at the close of business on a date to be determined by the board of directors. Each right will entitle the registered holder thereof, after the rights become exercisable and until ten years thereafter, or the earlier redemption, exchange or termination of the rights, to purchase from us one one-hundredth (1/100th) of a share of Series A junior participating preferred stock, par value $.01 per share, at a purchase price per one one-hundredth (1/100th) of a Series A preferred share that will be determined by the board of directors at the time the rights plan is adopted, and that will be subject to certain anti-dilution adjustments. Until the earlier to occur of:

•	ten days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of more than a specified percentage of our common stock (an “acquiring person”), which percentage will be determined by the board of directors at the time the rights plan is adopted; or

•	ten business days, or such later date as may be determined by action of our board of directors prior to such time as any person or group of affiliated persons becomes an acquiring person following the commencement or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of more than the specified percentage of our common stock (the earlier of the foregoing being called the “distribution date”);

the rights will be evidenced by the stock certificates underlying each outstanding share of our common stock as of the record date.

      The rights will be transferred with and only with the shares of our common stock until the distribution date or earlier redemption or expiration of the rights. As soon as practicable following the distribution date, separate certificates evidencing the rights will be mailed to holders of record of our common stock as of the close of business on the distribution date and those separate right certificates alone will evidence the rights. The rights will at no time have any voting rights.

      Each preferred share purchasable upon exercise of the rights will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share, if declared, but will be entitled to an aggregate dividend of 100 times the dividend, if any, declared per share of common stock. In the event of our liquidation, dissolution or winding up, the holders of the preferred shares will be entitled to a preferential liquidation payment of $100 per share plus any accrued but unpaid dividends but will be entitled to an aggregate payment of 100 times the payment made per share of common stock. Each preferred share will have 100 votes and will vote together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each preferred share will be entitled to receive 100 times the amount received per share of common stock. The preferred shares will not be redeemable. These rights are protected by customary anti-dilution provisions. Because of the nature of the preferred share’s dividend, liquidation and voting rights, the value of one one-hundredth of a preferred share purchasable upon exercise of each right should approximate the value of one share of common stock.

      In the event that a person or entity becomes an acquiring person or if we were the surviving corporation in a merger with an acquiring person or any affiliate or associate of an acquiring person and the shares of our common stock were not changed or exchanged, each holder of a right, other than rights that are or were acquired or beneficially owned by the acquiring person, which rights will thereafter be void, will thereafter have the right to receive upon exercise that number of shares of our common stock having a market value of two times the then current purchase price of one right. In the event that, after a person has become an acquiring person, we were acquired in a merger or other business combination transaction or more than 50% of our assets or earning power were sold, proper provision shall be made so that each holder of a right shall thereafter have the right to receive, upon the exercise thereof at the then current purchase price of the right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the then current purchase price of one right.

      At any time after any person or entity becomes an acquiring person and prior to the earlier of one of the events described in the last sentence in the previous paragraph or the acquisition by the acquiring person of 50% or more of the then outstanding shares of our common stock, our board of directors may cause us to exchange the rights, other than rights owned by an acquiring person which have become void, in whole or in part, for shares of our common stock at an exchange rate of one share of common stock per right, subject to adjustment.

      The rights may be redeemed in whole, but not in part, at a price of $.01 per right by our board of directors at any time prior to the time that an acquiring person has become an acquiring person. The redemption of the rights may be made effective at such time, on such basis and with such conditions as our board of directors in its sole discretion may establish. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the holders of rights will receive only the redemption price.

      The rights will expire ten years following their issuance date, unless earlier redeemed, exchanged or terminated.

      The purchase price payable, and the number of one one-hundredths of a preferred share or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution:

(i)	in the event of a stock dividend on, or a subdivision, combination or reclassification of, the preferred shares;

(ii)	upon the grant to holders of the preferred shares of certain rights or warrants to subscribe for or purchase preferred shares or convertible securities at less than the current market price of the preferred shares; or

(iii)	upon the distribution to holders of the preferred shares of evidences of indebtedness, cash, securities or assets, excluding regular periodic cash dividends at a rate not in excess of 125% of the rate of the last regular periodic cash dividend theretofore paid or, in case regulation periodic cash dividends have not theretofore been paid, at a rate not in excess of 50% of our average net income per share for the four quarters ended immediately prior to the payment of such dividend, or dividends payable in preferred shares (which dividends will be subject to the adjustment described in clause (i) above), or of subscription rights or warrants, other than those referred to above.

      Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of our company beyond those as an existing stockholder, including the right to vote or to receive dividends.

      If adopted, any of the provisions of the rights agreement between us and the rights agent may be amended by our board of directors for so long as the rights are then redeemable, and after the rights are no longer redeemable, we may amend to supplement the rights agreement in any manner that does not adversely affect the interests of the holder of the rights.

      One right will be distributed to our stockholders for each share of common stock owned of record by them on a date to be determined by our board of directors. As long as the rights are attached to the shares of common stock, we will issue one right with each new share of common stock so that all such shares will have attached rights. If the rights plan is adopted, we will agree that, from and after the distribution date, we will reserve a sufficient number of preferred shares initially for issuance upon exercise of the rights.

      The rights are designed to assure that all of our stockholders receive fair and equal treatment in the event of any proposed takeover and to guard against partial tender offers, open market accumulations and other abusive tactics to gain control of us without paying all stockholders a control premium. The rights will cause substantial dilution to a person or group that acquires more than the specified percentage of our stock on terms not approved by our board of directors. The rights should not interfere with any merger or other business combination approved by our board of directors at any time prior to the first date that any person or entity has become an acquiring person.

Delaware Business Combination Statute

      Section 203 of the Delaware General Corporation Law provides that, subject to exceptions set forth therein, an interested stockholder of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that such stockholder becomes an interested stockholder unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•	on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

      An interested stockholder is generally defined to include any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or that is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination.

Transfer Agent and Registrar

                                    will be the transfer agent and registrar for our common stock.

New York Stock Exchange Listing

      We intend to file an application for the listing of our common stock on the New York Stock Exchange under the symbol “               .”

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Following the distribution, we will have a continuing relationship with Allergan as a result of the agreements we are entering into in connection with the distribution, including the contribution and distribution agreement, the transitional services agreement, the manufacturing agreement, the employee matters agreement and the tax sharing agreement. We believe the charges for services under both the transitional services agreement and the manufacturing agreement will be no less favorable than those we could have obtained by negotiating these agreements at arms-length with an independent third party. For a detailed discussion of each of these agreements, please see “Arrangements Between Allergan and Advanced Medical Optics.”

      Some of our officers and directors own shares of Allergan common stock and vested options to acquire additional shares of Allergan common stock. Additionally, some of our directors are former employees of Allergan, and will, in some instances, continue to be employed by Allergan. Ownership of Allergan common stock, including options to acquire Allergan common stock, or employment by Allergan of some of our directors, could create or appear to create conflicts of interest for such directors and officers when faced with decisions that could have disparate implications for Allergan and us.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any current or former director, officer or employee or other individual against expenses, judgments, fines and amounts paid in settlement in connection with civil, criminal, administrative or investigative actions or proceedings, other than a derivative action by or in the right of the corporation, if the director, officer, employee or other individual acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe his or her conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s by-laws, disinterested director vote, stockholder vote, agreement or otherwise.

      Following the distribution, we expect that our amended and restated certificate of incorporation provides that each person who was or is made or is threatened to be made a party to any action or proceeding by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of us or is or was serving at our request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, will be indemnified and held harmless by us to the fullest extent authorized by the Delaware General Corporation Law. These rights are not exclusive of any other right which any person may have or acquire under any statute, provision of the certificate, by-law, agreement, vote of stockholders or disinterested directors or otherwise. Our amended and restated certificate of incorporation also specifically authorizes us to maintain insurance and to grant similar indemnification rights to our employees or agents.

      We expect to provide, consistent with the Delaware General Corporation Law, in our amended and restated certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability arising from:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	payments of unlawful dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

      Neither the amendment nor repeal of such provision will eliminate or reduce the effect of such provision in respect of any matter occurring, or any cause of action, suit or claim that, but for such provision, would accrue or arise prior to such amendment or repeal.

      The contribution and distribution agreement between Allergan and us will provide for indemnification by us of Allergan and its directors officers and employees for some liabilities.

WHERE YOU CAN FIND MORE INFORMATION

      Following the distribution, we will be required to comply with the reporting requirements of the Exchange Act and will file annual, quarterly and other reports with the Securities and Exchange Commission, or SEC. We will also be subject to the proxy solicitation requirements of the Exchange Act. We plan to distribute to our stockholders annual reports containing audited consolidated financial statements. We also plan to make available to our stockholders, within 45 days after the end of each of the first three fiscal quarters of each fiscal year, reports containing interim unaudited financial information.

      We have filed a registration statement on Form 10 under the Exchange Act with the SEC to register the shares of our common stock to be issued on the distribution date. This information statement does not contain all the information set forth in the registration statement and the exhibits and schedules thereto, as some items are omitted in accordance with the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement. Statements contained in this information statement as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance reference is made to the copy of each contract, agreement or other document filed as an exhibit to the registration statement, each statement being qualified by this reference.

      You may read and copy all or any portion of the registration statement or any reports, statements or other information we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statement, will also be available to you on the SEC’s website (http://www.sec.gov).

INDEX TO COMBINED FINANCIAL STATEMENTS

Report of Management	F-2
Independent Auditors’ Report	F-3
Combined Balance Sheets as of December 31, 2001 and 2000	F-4
Combined Statements of Earnings for the Years Ended December 31, 2001, 2000 and 1999	F-5
Combined Statements of Equity and Comprehensive Income for Years Ended December 31, 1999, 2000 and 2001	F-6
Combined Statements of Cash Flows for the Years Ended December 31, 2001, 2000 and 1999	F-7
Notes to Combined Financial Statements	F-8
Quarterly Results (Unaudited)	F-24
Schedule II — Valuation and Qualifying Accounts	S-1

REPORT OF MANAGEMENT

      Allergan management is responsible for the preparation and integrity of the Combined Financial Statements of the optical medical device business of Allergan, Inc. (Advanced Medical Optics, Inc.). The Combined Financial Statements were prepared in conformity with accounting principles generally accepted in the United States of America appropriate in the circumstances and, accordingly, include some amounts based on management’s best judgments and estimates.

      Management is responsible for maintaining a system of internal control and procedures to provide reasonable assurance, at an appropriate cost/benefit relationship, that assets are safeguarded and that transactions are authorized, recorded and reported properly. The internal control system is augmented by a program of internal audits and appropriate reviews by management, written policies and guidelines, careful selection and training of qualified personnel and a written Code of Ethics adopted by the Allergan Board of Directors, applicable to all employees of the Company. Management believes that the Company’s system of internal control provides reasonable assurance that assets are safeguarded against material loss from unauthorized use or disposition and that the financial records are reliable for preparing financial statements and other data and for maintaining accountability for assets. The financial statements of Advanced Medical Optics, Inc. (AMO) include amounts directly attributable to AMO’s operations and allocations of certain Allergan corporate assets, liabilities and expenses to AMO. These amounts have been allocated to AMO on the basis that is considered by management to reflect most fairly or reasonably the utilization of the services provided to or the benefit obtained by AMO. Management believes the methods used to allocate these amounts are reasonable.

      KPMG LLP was engaged to audit the 2001, 2000, and 1999 Combined Financial Statements of Advanced Medical Optics, Inc. and conducted such tests and related procedures as deemed necessary in conformity with auditing standards generally accepted in the United States of America. The opinion of the independent auditors, based upon their audits of the Combined Financial Statements, is presented on Page F-3 of this Information Statement.

February 27, 2002

DAVID E. I. PYOTT

Chairman of the Board,
President and Chief Executive Officer

ERIC K. BRANDT

Corporate Vice President and
Chief Financial Officer

JAMES M. HINDMAN

Senior Vice President, Controller
and Principal Accounting Officer

INDEPENDENT AUDITORS’ REPORT

To the Stockholders and Board of Directors of Allergan, Inc.:

      We have audited the accompanying combined balance sheets of the optical medical device business of Allergan, Inc. (Advanced Medical Optics, Inc.) as of December 31, 2001 and 2000 and the related combined statements of earnings, equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2001. In connection with our audits of the combined financial statements, we also have audited the combined financial statement schedule. These combined financial statements and combined financial statement schedule are the responsibility of Allergan’s management. Our responsibility is to express an opinion on these combined financial statements and combined financial statement schedule based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Advanced Medical Optics, Inc. as of December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related combined financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

      As discussed in Note 2 to the combined financial statements, the Company changed its method of accounting for derivative instruments and hedging activities in 2001.

/s/ KPMG LLP

Costa Mesa, California

February 27, 2002

ADVANCED MEDICAL OPTICS, INC.

COMBINED BALANCE SHEETS

	As of December 31,

	2001	2000

	(In thousands)
ASSETS
Current assets
Cash and equivalents	$6,957	$12,641
Trade receivables, net	114,724	124,423
Inventories	65,237	74,134
Other current assets	23,634	17,744

Total current assets	210,552	228,942
Property, plant and equipment, net	28,293	29,926
Other assets	37,248	31,566
Goodwill and intangibles, net	101,373	114,221

Total assets	$377,466	$404,655

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	$18,988	$17,490
Accounts payable	29,583	31,901
Accrued compensation	16,652	19,863
Other accrued expenses	20,328	17,911

Total current liabilities	85,551	87,165
Long-term debt, net of current portion	75,809	100,364
Other liabilities	2,176	1,867
Commitments and contingencies
Equity
Allergan, Inc. net investment	215,653	219,257
Accumulated other comprehensive loss	(1,723)	(3,998)

Total equity	213,930	215,259

Total liabilities and equity	$377,466	$404,655

See accompanying notes to combined financial statements.

ADVANCED MEDICAL OPTICS, INC.

COMBINED STATEMENTS OF EARNINGS

	Year Ended December 31,

	2001	2000	1999

	(In thousands)
Net sales	$543,095	$570,573	$577,644
Cost of sales	212,090	231,426	236,002

Gross margin	331,005	339,147	341,642

Selling, general and administrative	222,885	241,047	255,666
Research and development	28,990	29,878	27,765
Restructuring charge reversal	—	(2,237)	(6,527)

Operating income	79,130	70,459	64,738
Interest expense	3,302	3,625	6,500
Loss/(gain) on investments, net	793	(231)	—
Unrealized gain on derivative instruments	(1,294)	—	—
Other, net	385	(1,135)	441

Earnings before income taxes	75,944	68,200	57,797
Provision for income taxes	20,594	19,020	13,347

Earnings before cumulative effect of change in accounting principle	55,350	49,180	44,450
Cumulative effect of change in accounting principle, net of $160 of tax	(391)	—	—

Net earnings	$54,959	$49,180	$44,450

See accompanying notes to combined financial statements.

ADVANCED MEDICAL OPTICS, INC.

COMBINED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME

		Accumulated Other
	Allergan, Inc.	Comprehensive		Comprehensive
	Net Investment	Income (Loss)	Total	Income

	(in thousands)
Balance December 31, 1998	$257,074	$1,294	$258,368
Comprehensive income
Net earnings	44,450		44,450	$44,450
Other comprehensive income, net of tax:
Foreign currency translation adjustments		(9,331)	(9,331)	(9,331)

Comprehensive income				$35,119

Distributions to Allergan, Inc., net of advances	(54,767)		(54,767)

Balance December 31, 1999	246,757	(8,037)	238,720
Comprehensive income
Net earnings	49,180		49,180	49,180
Other comprehensive income, net of tax:
Foreign currency translation adjustments		4,039	4,039	4,039

Comprehensive income				$53,219

Distributions to Allergan, Inc., net of advances	(76,680)		(76,680)

Balance December 31, 2000	219,257	(3,998)	215,259
Comprehensive income
Net earnings	54,959		54,959	54,959
Other comprehensive income, net of tax:
Foreign currency translation adjustments		2,275	2,275	2,275

Comprehensive income				$57,234

Distributions to Allergan, Inc., net of advances	(58,563)		(58,563)

Balance December 31, 2001	$215,653	$(1,723)	$213,930

See accompanying notes to combined financial statements.

ADVANCED MEDICAL OPTICS, INC.

COMBINED STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2001	2000	1999

	(in thousands)
Cash flows provided by operating activities
Net earnings	$54,959	$49,180	$44,450
Non cash items included in net earnings:
Cumulative effect of accounting change for derivative instruments	551	—	—
Depreciation and amortization	22,093	22,653	20,696
Amortization of prepaid royalties	392	7,364	7,387
Deferred income taxes	(3,222)	(56)	4,803
Loss (gain) on investments and assets	3,080	2,165	3,307
Unrealized gain on derivatives	(1,294)	—	—
Restructuring charge reversal	—	(2,237)	(6,527)
Changes in assets and liabilities:
Trade receivables	2,426	(3,610)	(16,501)
Inventories	5,858	7,721	(4,295)
Other current assets	(6,047)	617	3,291
Accounts payable	(909)	6,335	6,265
Accrued expenses	1,203	3,606	(8,902)
Other non-current assets	(3,278)	(91)	5,255

Net cash provided by operating activities	75,812	93,647	59,229

Cash flows from investing activities
Additions to property, plant and equipment	(5,865)	(6,578)	(4,553)
Proceeds from sale of property, plant and equipment	901	195	134
Additions to capitalized internal-use software	(3,069)	(523)	(8,576)
Additions to demonstration and bundled equipment	(6,428)	(4,132)	(5,463)

Net cash used in investing activities	(14,461)	(11,038)	(18,458)

Cash flows from financing activities
Decrease in notes payable	(7,595)	(38,497)	(128)
Distributions to Allergan, Inc., net of advances	(58,563)	(76,680)	(54,767)
Long-term debt borrowings	—	43,522	14,659

Net cash used in financing activities	(66,158)	(71,655)	(40,236)
Effect of exchange rates on cash and equivalents	(877)	(563)	191

Net (decrease) increase in cash and equivalents	(5,684)	10,391	726
Cash and equivalents at beginning of year	12,641	2,250	1,524

Cash and equivalents at end of year	$6,957	$12,641	$2,250

Supplemental disclosure of cash flow information
Cash paid during the year for:
Interest	$3,166	$3,457	$5,673
Income taxes	660	138	—

See accompanying notes to combined financial statements.

ADVANCED MEDICAL OPTICS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999

Note 1:     Description of Business

      On January 22, 2002, Allergan, Inc. (Allergan) announced a plan to spin off its optical medical device business consisting of ophthalmic surgical and contact lens care product business lines to Allergan stockholders. Management expects that shares of the new optical medical device company, Advanced Medical Optics, Inc. (AMO or the Company), will be distributed to Allergan stockholders by means of a tax free dividend. The distribution will result in AMO operating as an independent entity with publicly traded common stock.

      The Company develops, manufactures and markets surgical devices for the eyes, with a focus on devices that are used to perform cataract surgery, a surgery in which the natural focusing lens of the eye, having become hard and clouded, is broken up and removed and subsequently replaced with an artificial lens. The Company also offers a broad range of contact lens care products for use with every available type of contact lens. These products include disinfecting solutions to destroy harmful microorganisms in and on the surface of contact lenses, daily cleaners to remove undesirable film and deposits from contact lenses, enzymatic cleaners to remove protein deposits from contact lenses and lens rewetting drops to provide added wearing comfort.

      The Company has operations in approximately 20 countries and sells its products in approximately 60 countries. As part of Allergan, AMO organized its operations into four regions: North America, Latin America, Asia Pacific and Europe. Operations for the Europe Region included sales to customers in Africa and the Middle East, and operations in the Asia Pacific Region included sales to customers in Australia and New Zealand.

      In anticipation of the spin-off, Allergan and AMO have entered into a Contribution and Distribution Agreement under which Allergan will transfer to AMO substantially all of the assets and liabilities associated with the optical medical device business.

      As a result, Allergan will not have any ownership interest in AMO subsequent to the spin-off, but will continue to conduct business pursuant to various agreements, which are outlined in Note 6. However, unless released by third parties, Allergan will remain liable for certain lease and other obligations and liabilities that are transferred to and assumed by AMO. AMO will be obligated by the reorganization agreement to indemnify Allergan against liabilities related to those transferred obligations and liabilities.

Note 2:     Summary of Significant Accounting Policies

      This summary of significant accounting policies is presented to assist the reader in understanding and evaluating the combined financial statements. These policies are in conformity with accounting principles generally accepted in the United States of America and have been applied consistently in all material respects. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of revenues and expense during the reporting period, and related disclosures. Actual results could differ from those estimates.

     Basis of Presentation

      Allergan does not account for the business that comprises AMO on the basis of separate legal entities, subsidiaries, divisions or segments. The accompanying combined financial statements include those assets, liabilities, revenues and expenses directly attributable to AMO’s operations and allocations of certain Allergan corporate assets, liabilities and expenses to AMO. These amounts have been allocated to AMO on the basis that is considered by management to reflect most fairly or reasonably the utilization of the

ADVANCED MEDICAL OPTICS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999 — (Continued)

services provided to or the benefit obtained by the Company. Management believes the methods used to allocate these amounts are reasonable. All material intercompany balances have been eliminated. The financial information included herein does not necessarily reflect what the financial position and results of operations of the Company would have been had it operated as a stand-alone public entity during the periods covered, and may not be indicative of future operations or financial position. Incremental annual pretax costs associated with being an independent public company are estimated at approximately $51 million. Such incremental annual costs include approximately $7 million for cost of sales, $22 million for selling, general and administrative expenses including accounting, information systems, legal, human resources and other costs, $1 million for research and development costs, and interest expense of $21 million, including the estimated annual amortization of capitalizable debt origination fees.

      In conjunction with the distribution, the Company expects to incur $275 million of debt at a weighted average interest rate of 8.33% based upon current market conditions and management estimates. The Company’s debt agreements are not yet finalized and the actual interest expense that will be incurred in the future by the Company will depend on the Company’s financial condition, operating results, future prospects and market conditions at that time.

     Foreign Currency Translation

      The financial position and results of operations of AMO’s foreign operations are generally determined using local currency as the functional currency. Assets and liabilities of these operations are translated at the exchange rate in effect at each year-end. Combined Statement of Earnings accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included in accumulated other comprehensive loss in equity. Gains and losses resulting from foreign currency transactions and remeasurements relating to foreign operations deemed to be operating in U.S. dollar functional currency in highly inflationary economies are included in earnings.

     Cash and Equivalents

      The Company considers cash and equivalents to include cash in banks and repurchase agreements with financial institutions with maturities of 90 days or less. The Company’s cash and equivalents include only those amounts that are considered part of the AMO operations upon spin-off. All of the cash and equivalents reported in our Combined Balance Sheets are held outside the United States.

      AMO participates in a centralized cash management program administered by Allergan in which AMO has received short-term advances from Allergan or made transfers of excess cash to Allergan. These transactions have been treated as an adjustment to the “Allergan, Inc. net investment” account as of and through the respective balance sheet dates. No interest is charged on this balance.

     Investments

      The Company has non-marketable equity investments in conjunction with its various collaboration arrangements. The non-marketable equity investments represent investments in start-up technology companies or partnerships that invest in start-up technology companies and are recorded at cost and are evaluated periodically for other than temporary declines in value. If it is determined that a decline of any investment is other than temporary, then the carrying value would be written down to fair value and the write-down would be included in earnings as a loss.

ADVANCED MEDICAL OPTICS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999 — (Continued)

     Inventories

      Inventories are valued at the lower of first-in, first-out cost or market.

     Long-Lived Assets

      Property, plant and equipment are stated at cost. Additions, major renewals and improvements are capitalized, while maintenance and repairs are expensed. Upon disposition, the net book value of assets is relieved and resulting gains or losses are reflected in earnings. For financial reporting purposes, depreciation is generally provided on the straight-line method over the useful life of the related asset. Accelerated depreciation methods are generally used for income tax purposes.

      Goodwill represents the excess of acquisition costs over the fair value of net assets of purchased businesses and is amortized on a straight-line basis over periods ranging from 7 to 30 years. Intangibles include patents, licensing agreements and marketing rights and are amortized over their estimated useful lives ranging from 3 to 10 years. Amortization expense for goodwill and all other intangibles was $9.0 million in 2001, $9.4 million in 2000, and $9.3 million in 1999.

      Long-lived assets are reviewed for impairment in value when changes in circumstance dictate, based upon undiscounted future operating cash flows, and appropriate losses are recognized and reflected in current earnings, to the extent the carrying amount of an asset exceeds its estimated fair value determined by the use of appraisals, discounted cash flow analyses or comparable fair values of similar assets.

     Capitalized Software

      The Company capitalizes certain internal-use computer software costs after technological feasibility has been established. These capitalized costs are amortized utilizing the straight-line method over its estimated economic life not to exceed three years.

     Demonstration (Demo) and Bundled Equipment

      In the normal course of business, the Company maintains demo and bundled equipment, primarily phacoemulsification and microkeratome surgical equipment, for the purpose and intent of selling similar equipment or related products to the customer in the future. Demo and bundled equipment are not held for sale and are recorded as other non-current assets. The assets are amortized utilizing the straight-line method over their estimated economic life not to exceed three years.

     Revenue Recognition

      The Company recognizes revenue from product sales when the goods are shipped and title and risk of loss transfer to the customer (i.e., F.O.B. shipping point), with the exception of intraocular lenses, which are distributed on a consignment basis and recognized as revenue upon implantation in a patient. The Company generally permits returns of product if such product is returned in a timely manner, in good condition, from the normal channels of distribution. Return policies in certain international markets provide for more stringent guidelines for returns in accordance with the terms of contractual agreements with customers. Allowances for returns are based upon an analysis of the Company’s historical patterns of returns matched against the sales from which they originated. Historical product returns have been within the amounts reserved.

ADVANCED MEDICAL OPTICS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999 — (Continued)

     Income Taxes

      AMO operations were historically included in Allergan’s consolidated U.S. federal and state income tax returns and in the tax returns of certain Allergan foreign subsidiaries. The provision for income taxes has been determined as if AMO had filed separate tax returns under its existing structure for the periods presented. Accordingly, the effective tax rate of AMO in future years could vary from its historical effective tax rates depending on AMO’s future legal structure and tax elections. A majority of income taxes are paid by Allergan and reflected through the “Allergan, Inc. net investment” account.

      The Company, as a part of Allergan, recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities along with net operating loss and credit carryforwards, if it is more likely than not that the tax benefits will be realized. To the extent a deferred tax asset cannot be recognized under the preceding criteria, allowances must be established.

     Stock-Based Compensation

      The Company, as part of the Allergan incentive compensation plan, measures stock-based compensation for option grants to employees using the intrinsic value method. The pro forma effects to net earnings are presented in Note 9 as if the fair value method had been applied.

     Allergan, Inc. Net Investment

      “Allergan, Inc. net investment” represents the cumulative investments in, distributions from, and earnings of AMO. The Company will begin to report retained earnings in separate capital accounts as of the distribution date.

     Comprehensive Income

      Accumulated other comprehensive loss reported in the Company’s Combined Balance Sheets consists primarily of cumulative foreign currency translation adjustments. Comprehensive earnings encompasses all changes in equity other than those arising from transactions with stockholders and consists of net income and foreign currency translation adjustments. The Company does not provide for a tax effect related to foreign currency translation adjustments since it does not provide for taxes on undistributed earnings of foreign operations.

     Recently Adopted Accounting Standards

      In June 1998, Statement of Financial Accounting Standards No. 133 — “Accounting for Derivative Instruments and Hedging Activities” (SFAS No. 133) was issued, as amended, and was effective for all periods of fiscal years beginning after June 15, 2000 (January 1, 2001 for the Company). SFAS No. 133 establishes accounting and reporting standards for all derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of position and measure those instruments at fair value. SFAS No. 133 requires that changes in the derivative’s fair value be recognized in earnings unless specific hedge accounting criteria are met. Accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the income statement, and requires that an entity must formally document, designate and assess the effectiveness of derivative instruments that receive hedge accounting. The Company adopted SFAS No. 133 on January 1, 2001 effective with Allergan’s adoption of the new accounting standard.

ADVANCED MEDICAL OPTICS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999 — (Continued)

      The Company as a part of Allergan’s risk management strategy, identified three types of derivative instruments at December 31, 2000. The derivative instruments are: interest rate swap agreements, foreign currency option contracts and foreign currency forward contracts. Upon adoption of SFAS No. 133, management decided not to designate the foreign currency option and foreign currency forward contracts as accounting hedges. Accordingly, the Company recorded an allocated portion of the Allergan net-of-tax cumulative-effect loss of $391,000 in earnings. The allocation was based on the Company’s percentage of net sales compared to total Allergan net sales.

     New Accounting Standards Not Yet Adopted

      In July 2001, Statement of Financial Accounting Standards No. 141, “Business Combinations” (SFAS No. 141), was issued. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method combinations completed after June 30, 2001. SFAS No. 141, also requires that the Company evaluate its existing intangible assets and goodwill that were acquired in prior business combinations, and to make any necessary reclassifications in order to conform with the new criteria in SFAS No. 141 for recognition of intangibles apart from goodwill.

      Additionally, in July 2001, Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS No. 142), was issued and is effective for all periods of fiscal years beginning after December 15, 2001 (January 1, 2002 for the Company). SFAS No. 142 establishes accounting and reporting standards for intangible assets. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives be evaluated annually for impairment rather than amortized. Upon adoption of SFAS No. 142, the Company will also be required to test goodwill and intangible assets with indefinite useful lives for impairment within the first interim period with any impairment loss being recognized as a cumulative effect of a change in accounting principle.

      In connection with the transitional goodwill impairment evaluation, SFAS No. 142 requires the Company to perform an assessment of whether there is an indication that goodwill and intangible assets with indefinite useful lives are impaired as of the date of adoption. To accomplish this, the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company then has up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit’s carrying amount. To the extent a reporting unit’s carrying amount exceeds its fair value, an indication exists that the reporting unit’s goodwill may be impaired.

      The Company will adopt the provisions of SFAS No. 141 and SFAS No. 142 on January 1, 2002, effective with Allergan’s adoption of the new accounting standard. Allergan’s adoption is not expected to result in a negative impact on Allergan’s Consolidated Financial Statements. After the spin-off is completed, the Company will be required to complete a separate assessment of goodwill and intangibles on a stand-alone basis. The Company’s separate assessment is not expected to result in a negative impact on its combined financial statements. As of December 31, 2001, the Company had unamortized goodwill in the amount of $100.4 million, which will be subject to the transition provisions of SFAS No. 141 and SFAS No. 142. Amortization expense related to goodwill was $9.0 million, $9.3 million, and $9.2 million for the years ended December 31, 2001, 2000 and 1999, respectively.

      In October 2001, Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS No. 144), was issued. SFAS No. 144 supersedes Statement No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”, and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the

ADVANCED MEDICAL OPTICS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999 — (Continued)

Results of Operations — Reporting the effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, for the disposal of a segment of a business. SFAS No. 144 retains the requirement in Opinion No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of or is classified as held for sale. The Company is required and plans to adopt the provisions of SFAS No. 144 for the quarter ending March 29, 2002. The adoption of SFAS No. 144 will not have a material impact on the Company’s Combined Financial Statements.

Note 3:     Special Charges

      In 1998, the Company recorded a $24.4 million restructuring and a $26.6 million impairment of asset charge to streamline operations and reduce costs through reductions in global general and administrative staff and the closure of manufacturing facilities in connection with the outsourcing and consolidation of such manufacturing operations. In addition, operations in many countries were transferred to distributors, and business activities were concentrated into regional shared service centers. The Company began restructuring activities in 1998 and completed them in 2000. In 1999, the Company determined that various restructuring activities were completed for less cost than estimated in the original 1998 restructuring plan, primarily as a result of lower than anticipated severance costs. As a result, the Company recorded a $1.5 million reduction in the restructuring charge in 1999.

      In 1996, the Company recorded a $42.3 million restructuring charge to streamline operations and reduce costs through management restructuring and facilities consolidation. The Company began restructuring activities in 1996 and completed them in Europe in 1999. In 1999, the Company determined that severance costs of positions eliminated would be $5.0 million less than accrued in 1996. As a result, the Company recorded a $5.0 million reduction in the restructuring charge in 1999. In 2000, the Company completed all activities related to the 1996 restructuring plan and eliminated the remaining accrual of $2.2 million.

ADVANCED MEDICAL OPTICS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999 — (Continued)

Note 4:     Composition of Certain Financial Statement Captions

	December 31,

	2001	2000

	(in thousands)
Trade receivables, net
Trade receivables	$117,247	$127,138
Less allowance for doubtful accounts	2,523	2,715

	$114,724	$124,423

Inventories
Finished products, including consignment inventory of $6,653 and $7,006 in 2001 and 2000, respectively	$51,479	$56,000
Work in process	5,078	8,105
Raw materials	8,680	10,029

	$65,237	$74,134

Other current assets
Prepaid expenses	$5,825	$6,360
Deferred taxes	9,620	10,470
Other	8,189	914

	$23,634	$17,744

Property, plant and equipment, net
Buildings	$23,414	$24,801
Machinery, equipment and furniture	34,944	33,578

	58,358	58,379
Less accumulated depreciation	30,065	28,453

	$28,293	$29,926

Goodwill and intangibles, net
Goodwill	$192,042	$197,890
Other intangibles	4,018	3,940

	196,060	201,830
Less accumulated amortization	94,687	87,609

	$101,373	$114,221

ADVANCED MEDICAL OPTICS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999 — (Continued)

Note 5:     Debt

	2001		2000
	Average Effective	December 31,	Average Effective	December 31,
	Interest Rate	2001	Interest Rate	2000

		(in thousands)		(in thousands)
Yen denominated notes	1.71%	$94,797	1.86%	$117,854
Less current maturities		18,988		17,490

Total long-term debt		$75,809		$100,364

      The Company’s debt agreements provides that the Company will maintain certain financial and operating covenants which include, among other provisions, maintaining minimum debt to capitalization ratios and minimum net worth on a consolidated Allergan, Inc. basis. The Company, as a part of Allergan, was in compliance with these covenants as of December 31, 2001. The existing debt is expected to be repaid with a portion of the proceeds of the $275 million of debt to be incurred in conjunction with the distribution.

      The aggregate maturities of debt for each of the next five years and thereafter are as follows: $19.0 million in 2002; $38.0 million in 2003; zero in 2004; and $37.8 million in 2005.

Note 6:     Related Party Transactions

      Allergan historically has provided the Company with various general and administrative shared services, which include, but are not limited to, finance, human resources, information systems and facilities related costs. Allocations of expenses for these services of $34.0 million, $40.8 million and $46.6 million for the years ended December 31, 2001, 2000 and 1999, respectively, are reflected in “Selling, general and administrative” expense in the Combined Statements of Earnings. The basis for the amounts allocated to AMO included: head count for human resources and facilities related costs, sales units for finance and information systems related costs, and net sales for other general and administrative related costs. We believe that the methods used to allocate the expenses of these shared services are reasonable.

      On or before the distribution date, Allergan and the Company will enter into a series of agreements to facilitate the Company in its separation from Allergan. These agreements include certain transitional services, employee matters, leases and manufacturing arrangements, which historically have been provided to the Company, and tax sharing agreements. These agreements will require AMO to pay Allergan a fee which will approximate the actual costs of the services provided plus an agreed upon mark-up on certain manufactured products. These agreements have terms of one to three years. If we are unable to build an infrastructure to provide these services internally, our operating results could be adversely affected. Additionally, the ongoing costs of this infrastructure are expected to exceed amounts historically allocated by Allergan.

ADVANCED MEDICAL OPTICS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999 — (Continued)

Note 7:     Income Taxes

	Year Ended December 31,

	2001	2000	1999

	(in thousands)
Earnings before cumulative effect of change in accounting principle and income taxes
U.S.	$50,230	$29,390	$1,300
Foreign	25,714	38,810	56,497

	75,944	68,200	57,797
Cumulative effect of change in accounting principle	(551)	—	—

Earnings before income taxes, but including the cumulative effect of change in accounting principle	$75,393	$68,200	$57,797

      The provision for income taxes consists of the following:

	Year Ended December 31,

	2001	2000	1999

	(in thousands)
Income tax expense (benefit)
Earnings before income taxes	$20,594	$19,020	$13,347
Cumulative effect of change in accounting principle	(160)	—	—

	$20,434	$19,020	$13,347

Current
U.S. federal	$16,291	$10,674	$698
Foreign	6,930	8,022	7,690
U.S. state and Puerto Rico	435	380	156

Total current	23,656	19,076	8,544

Deferred
U.S. federal	(1,306)	535	3,050
Foreign	(2,245)	(647)	1,786
U.S. state and Puerto Rico	329	56	(33)

Total deferred	(3,222)	(56)	4,803

Total	$20,434	$19,020	$13,347

ADVANCED MEDICAL OPTICS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999 — (Continued)

      The reconciliations of the U.S. federal statutory tax rate to the combined effective tax rate follow:

	2001	2000	1999

Statutory rate of tax expense	35.0%	35.0%	35.0%
State taxes, net of U.S. tax benefit	0.1	0.2	(1.1)
Ireland and Puerto Rico income	(3.6)	(9.1)	(14.4)
U.S. tax effect of foreign earnings and dividends, net of foreign tax credits	0.4	0.6	(6.1)
Taxes on unremitted earnings of subsidiaries	7.2	3.2	7.8
Reduction in beginning of year valuation allowance	(12.0)	(3.1)	—
Other	—	1.1	1.9

Effective tax rate	27.1%	27.9%	23.1%

      Temporary differences and carryforwards, which give rise to a significant portion of deferred tax assets and liabilities at December 31, 2001, 2000, and 1999 are as follows:

	2001	2000	1999

	(in thousands)
Deferred tax assets
Net operating loss carryforwards (foreign)	$—	$2,662	$758
Accrued expenses	4,420	4,982	9,389
Capitalized expenses	3,116	2,857	2,751
Deferred compensation	2,832	2,245	1,879
Intercompany profit in inventory	3,460	4,444	2,620
Capitalized intangible assets	654	2,541	4,413
Asset write-off — manufacturing facility	4,680	5,466	7,116
All other	4,258	6,431	3,753

	23,420	31,628	32,679
Less: valuation allowance	(975)	(10,039)	(12,140)

Total deferred tax asset	22,445	21,589	20,539

Deferred tax liabilities
Depreciation	888	851	744
All other	—	2,403	1,516

Total deferred tax liabilities	888	3,254	2,260

Net deferred tax asset	$21,557	$18,335	$18,279

      The balances of net current deferred tax assets and net non-current deferred tax assets at December 31, 2001 were $9.6 million and $12.0 million, respectively. The balances of net current deferred tax assets and net non-current deferred tax assets at December 31, 2000 were $10.4 million and $7.9 million, respectively. Such amounts are included in “Other current assets” and “Other assets” in the Combined Balance Sheets.

      Based on the Company’s historical pre-tax earnings, management believes it is more likely than not that the Company will realize the benefit of the existing net deferred tax asset at December 31, 2001. Management believes the existing net deductible temporary differences will reverse during periods in which

ADVANCED MEDICAL OPTICS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999 — (Continued)

the Company generates net taxable income, however, there can be no assurance that the Company will generate any earnings or any specific level of continuing earnings in future years. Certain tax planning or other strategies could be implemented, if necessary, to supplement income from operations to fully realize recorded tax benefits.

Note 8:     Employee Retirement and Other Benefit Plans

     Pension and Postretirement Benefit Plans

      AMO employees participated in Allergan defined benefit pension plans covering substantially all of its employees. In addition, AMO employees also participated in Allergan’s two supplemental nonqualified plans, covering certain management employees and officers. U.S. pension benefits are based on years of service and compensation during the five highest consecutive earnings years. Allergan’s funding policy for its U.S. qualified plan is to provide currently for accumulated benefits, subject to federal regulations. Plan assets of the qualified plan consist primarily of fixed income and equity securities. Benefits for the nonqualified plans are paid as they come due. Allergan intends to freeze benefits for the AMO employees under the U.S. and international plans at the date of the spin-off. AMO has also announced that it will not have a defined benefit pension plan in the U.S. to replace the Allergan plan. The pension liability related to AMO U.S. employees’ service prior to the spin-off date will remain with Allergan.

      Pension expense for the Allergan-sponsored plans relating to AMO employees was $3.0 million, $4.1 million, and $4.8 million in 2001, 2000 and 1999, respectively. The assumed discount rate applied to benefit obligations to determine 2001 and 2000 pension expense was 7.50% and 8.00%, respectively. The assumed long-term rate of return on assets was 10% for 2001 and 2000. The assumed rate of compensation increase was 4.89% and 5.39%, respectively for 2001 and 2000.

      In addition to pension benefits, AMO employees participated in Allergan-sponsored contributory health-care benefits for substantially all domestic retired employees. Allergan intends to freeze benefits for the retirement eligible AMO employees under these plans at the date of the spin-off. AMO does not intend to establish comparable health-care plans for employees retiring subsequent to the spin-off date. Expense associated with these benefits relating to AMO employees was $0.4 million in each of the years 2001, 2000 and 1999.

     Savings and Investment Plan

      AMO employees participated in the Allergan Savings and Investment Plan, which provides for all U.S. and Puerto Rico employees to become participants upon employment. In general, participants’ contributions, up to 5% of compensation, qualify for a 50% Company match. Company contributions are generally used to purchase Allergan Common Stock. The cost of the plan for AMO U.S. and Puerto Rico employees was $1.0 million, $1.4 million, and $1.0 million in 2001, 2000 and 1999, respectively. On or subsequent to the spin-off, the Allergan Savings and Investment Plan account balances for AMO employees will be transferred to a new AMO 401(k) savings and investment plan with comparable terms.

Note 9:     Employee Stock Ownership Plan and Incentive Compensation Plans

      AMO employees in the U.S. participated in the Allergan Stock Ownership Plan (ESOP). AMO employee participants receive an allocation of shares held in the plan and become vested over five years of Allergan service. Allocated shares are divided among participants based on relative compensation. Compensation expense related to AMO employees for 2001, 2000 and 1999 was $0.8 million, $1.0 million and $0.9 million, respectively. On or subsequent to the distribution date, the AMO employee ESOP account balances will be transferred to the newly established AMO 401(k) savings and investment plan.

ADVANCED MEDICAL OPTICS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999 — (Continued)

      AMO employees also participated in Allergan’s incentive compensation plan. The incentive compensation plan provides for the granting of incentive and non-qualified stock options, restricted stock and other stock-based incentive awards for officers and key employees.

      For the incentive compensation plan, grants have historically provided that options become exercisable 25% per year beginning twelve months after the date of grant. Options generally expire ten years after their original date of grant. On or immediately following the spin-off, AMO plan participants with vested Allergan stock options will retain Allergan stock options. All unvested Allergan stock options granted to AMO employees under the incentive compensation plan will be cancelled and reissued as options to acquire AMO common stock under a new AMO incentive compensation plan, which will be comparable to the Allergan incentive compensation plan. The re-issuance into AMO stock options will be done in such a manner that: (1) the aggregate intrinsic value of the options immediately before and after the exchange are the same, (2) the ratio of the exercise price per option to the market value per option is not reduced, and (3) the vesting provisions and option period of the replacement AMO stock options are the same as the original vesting terms and option period of the Allergan stock options.

      The fair value of each Allergan option granted during 2001, 2000 and 1999 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 0.50% in 2001, 0.60% in 2000, and 0.75% in 1999, expected volatility of 33.0% for 2001 and 34.0% for 2000 and 1999, risk-free interest rate of 4.8% in 2001, 6.6% in 2000, and 4.9% in 1999, and expected life of 5 years for 2001 and 2000 and 4 years for 1999 grants.

      Assuming a $15.00 per share market value for AMO common stock immediately following the distribution the total number of shares issuable upon exercise of AMO stock options outstanding for estimated eligible employees will be approximately two million shares with a weighted average exercise price of $15.98 per share.

      No compensation expense has been recognized for stock-based incentive compensation plans other than for the restricted stock awards. For purposes of reporting pro forma net earnings information, as required by SFAS No. 123, “Accounting for Stock-Based Compensation,” management made certain assumptions surrounding the number of AMO plan participants, as the actual number of AMO plan participants has not been determined. Management believes that the assumptions made, based on estimated headcount, for purposes for determining the pro forma net earnings are reasonable. Therefore, had compensation expense for stock options held by the estimated AMO plan participants been recognized based upon the fair value for awards granted, the Company’s net earnings would have been reduced by an estimated $7.4 million, $7.0 million and $5.6 million for the years ended December 31, 2001, 2000 and 1999, respectively.

      Under the terms of the Allergan incentive compensation plan, the Allergan restricted stock awards are subject to restrictions as to sale or other disposition of the shares and to restrictions which require continuous employment with Allergan. The restrictions generally expire, and the awards become fully vested, four years from the date of grant. Allergan did not grant restricted stock in 2001 or 2000 and granted 180,000 shares of stock under the plan in 1999. Compensation expense recognized under the restricted stock award plan related to AMO employees was $0.5 million, $0.8 million, and $0.9 million in 2001, 2000 and 1999, respectively. AMO employees with Allergan restricted stock will retain such stock under the same restrictions as Allergan employees. AMO currently does not intend to grant shares of restricted stock to its employees or directors.

ADVANCED MEDICAL OPTICS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999 — (Continued)

Note 10: Financial Instruments

      In the normal course of business, the Company’s operations are exposed to risks associated with fluctuation in interest rates and foreign currency exchange rates. For all periods presented, the Company was considered in Allergan’s overall risk management strategy. As part of this strategy, Allergan managed its risks based on management’s judgment of the appropriate trade-off between risk, opportunity and costs. With respect to AMO’s risk, Allergan primarily utilized interest rate swap agreements, foreign currency option and forward contracts to economically hedge or reduce these exposures.

      As part of the Allergan risk management strategy, the Company enters into derivative financial instruments with major financial institutions that have at least an “A” or equivalent credit rating. The Company has not experienced any losses on its derivative financial instruments to date due to credit risk.

     Interest Rate Risk Management

      During 2001, the Company held interest rate swap agreements to reduce the impact of interest rate changes on its floating rate long-term debt. The swap agreements allowed the Company to make long-term borrowings at floating rates then swap them into fixed rates that are anticipated to be lower than rates available to the Company if fixed rate borrowings were made directly. Since these interest rate swap agreements qualified as cash flow hedges, changes in fair value of these swap agreements were recorded in other comprehensive income to the extent that such changes were effective and as long as the cash flow hedge requirements were met. Periodic interest payments and receipts on both the debt and the swap agreement were recorded as components of interest expense in the accompanying Combined Statements of Earnings. The impact of interest rate risk management activities and cumulative deferred gains and losses recorded in “Accumulated other comprehensive loss” for years ended December 31, 2001, 2000 and 1999 were not material.

      The following table presents the notional amounts, maturity dates, and effective floating and fixed interest rates related to the Company’s interest rate swaps as of December 31, 2000:

		Interest Rate
Notional amount
(in millions)	Maturity date	Floating	Pay-Fixed

2,500¥	2001	0.57%	0.87%
2,500¥	2001	0.53%	0.84%

      At December 31, 2001, the Company did not have any interest rate swap agreements outstanding.

     Foreign Exchange Risk Management

      As part of the Allergan risk management strategy, the Company enters into foreign currency option and forward contracts to reduce earnings and cash flow volatility associated with foreign exchange rate changes to allow management to focus its attention on its core business issues and challenges. Accordingly, the Company enters into contracts which change in value as foreign exchange rates change to economically offset the effect of changes in value of foreign currency assets and liabilities, commitments and anticipated foreign currency denominated sales and operating expenses. The Company enters into foreign currency forward and option contracts in amounts between minimum and maximum anticipated foreign exchange exposures, generally for periods not to exceed one year. Effective January 1, 2001, the Company’s management decided not to designate these derivative instruments as accounting hedges.

      The foreign exchange forward contracts are entered into to protect the value of foreign denominated intercompany receivables and the changes in the fair value of the foreign currency forward contracts are economically designed to offset the changes in the revaluation of the foreign denominated intercompany

ADVANCED MEDICAL OPTICS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999 — (Continued)

receivables. As a result, the allocated AMO portion of current changes in both the foreign currency forward contracts and revaluation of the foreign denominated intercompany receivables are recorded through “Other, net” in the accompanying Combined Statements of Earnings.

      The foreign currency options are entered into to reduce the volatility of earnings generated in currencies other than the U.S. dollar, primarily earnings denominated in Japanese yen, British pound, Australian dollar, Canadian dollar and the Euro. As a result, the allocated AMO portion of the changes in the fair value of the foreign currency option contracts during 2001 are recorded through earnings as “Unrealized gain on derivative instruments” while any realized gains on expired contracts are recorded through earnings as “Other, net” in the accompanying Combined Statements of Earnings.

      The allocated AMO portion of changes in the revaluation of foreign currency forward and changes in the fair value of foreign currency option contracts is based on AMO’s percentage of net sales compared to total Allergan net sales. The impact of such allocated foreign exchange risk management transactions on income was a net realized gain in each year of $0.4 million in 2001, $1.8 million in 2000 and $0.7 million in 1999 and are recorded as “Other, net” in the accompanying Combined Statements of Earnings.

     Fair Value of Financial Instruments

      At December 31, 2001 and 2000, the Company’s financial instruments included cash and equivalents, trade receivables, investments, accounts payable and borrowings. The carrying amount of cash and equivalents, trade receivables and accounts payable approximates fair value due to the short-term maturities of these instruments. The fair value of long-term debt was estimated based on quoted market prices at year-end. The fair values of non-marketable equity investments are estimated based on the fair value information provided by these ventures.

      The carrying amount and estimated fair value of the Company’s financial instruments at December 31 were as follows (in thousands):

	2001		2000

	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

Cash and equivalents	$6,957	$6,957	$12,641	$12,641
Non-marketable equity investments	3,934	3,934	—	—
Current portion of long-term debt	18,988	18,988	17,490	17,490
Long-term debt	75,809	78,054	100,364	102,367

     Concentration of Credit Risk

      Financial instruments that potentially subject the Company to credit risk principally consist of trade receivables. Wholesale distributors, major retail chains, and managed care organizations account for a substantial portion of trade receivables. This risk is limited due to the number of customers comprising the Company’s customer base, and their geographic dispersion. Ongoing credit evaluations of customers’ financial condition are performed and, generally, no collateral is required. The Company maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management’s expectations.

Note 11:     Commitments and Contingencies

      As part of Allergan, the Company leases certain facilities, office equipment and automobiles and provides for payment of taxes, insurance and other charges on certain of these leases. The allocated AMO

ADVANCED MEDICAL OPTICS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999 — (Continued)

portion of such rental expense was $11.2 million, $12.5 million, and $11.2 million in 2001, 2000 and 1999, respectively.

      Future minimum rental payments under non-cancelable operating lease commitments with a term of more than one year as of December 31, 2001, as they relate to the AMO operations are as follows: $4.0 million in 2002; $0.8 million in 2003; $0.3 million in 2004; $0.2 million in 2005; and $0.1 million in 2006.

      The Company is involved in various litigation and claims arising in the normal course of business. Management believes that recovery or liability with respect to any pending lawsuits or asserted claims, will not have a material adverse effect on the Company’s combined financial position or results of operations.

Note 12:     Business Segment Information

      As a part of Allergan, the Company operates in Regions or geographic operating segments. The United States information is presented separately as it is the Company’s headquarters country, and U.S. sales represented 30.8%, 31.3% and 29.7% of total net sales in 2001, 2000, and 1999, respectively. Additionally, sales in Japan represented 25.3%, 24.2%, and 22.1% of total net sales in 2001, 2000 and 1999, respectively. No other country, or single customer, generates over 10% of total net sales. Operations for the Europe Region also include sales to customers in Africa and the Middle East, and operations in the Asia Pacific Region include sales to customers in Australia and New Zealand.

      Operating income attributable to each operating segment is based upon the management assignment of costs to such regions, which includes the manufacturing standard cost of goods produced by the Company’s manufacturing operations (or the cost to acquire goods from third parties), freight, duty and local distribution costs, and royalties. Operating income for all operating segments and manufacturing operations also includes a charge for corporate services and asset utilization which permits management to better measure segment performance by including a cost of capital in the determination of operating income for each segment.

      Income from manufacturing operations is not assigned to geographic regions because most manufacturing operations produce products for more than one region. Research and development costs are corporate costs. For the years ended December 31, 2000 and 1999, corporate costs also include the reduction of costs related to the reversal of special charges for restructuring.

      Identifiable assets for each geographic operating segment consists of trade receivables, inventories and property, plant and equipment. All other assets are assigned to general corporate as corporate maintains responsibility for all other assets. Depreciation and amortization and capital expenditures are assigned by operating segments based upon management responsibility for such items. Corporate assets are primarily cash and equivalents, goodwill and intangibles, and other assets.

ADVANCED MEDICAL OPTICS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

December 31, 2001, 2000 and 1999 — (Continued)

Geographic Operating Segments

	Net Sales			Operating Income (Loss)

	2001	2000	1999	2001	2000	1999

	(in thousands)
United States	$167,280	$178,764	$171,753	$35,292	$27,074	$21,081
Europe	161,496	173,085	203,559	41,582	47,108	65,814
Asia Pacific	184,161	185,681	171,541	52,358	45,567	27,997
Other	30,158	33,043	29,655	(1,142)	(1,381)	(2,817)

Segments total	543,095	570,573	576,508	128,090	118,368	112,075
Manufacturing operations	—	—	1,136	3,631	7,609	6,339
Research and development				(28,990)	(29,878)	(27,765)
Restructuring charge reversal				—	2,237	6,527
Elimination of inter-company profit				(34,528)	(36,335)	(40,851)
General corporate				10,927	8,458	8,413

Net sales and operating income	$543,095	$570,573	$577,644	$79,130	$70,459	$64,738

				Depreciation and
	Identifiable Assets			Amortization			Capital Expenditures

	2001	2000	1999	2001	2000	1999	2001	2000	1999

	(in thousands)
United States	$30,205	$38,611	$40,053	$4,825	$5,550	$5,096	$920	$1,577	$583
Europe	48,899	54,191	55,439	1,773	1,710	1,272	—	—	—
Asia Pacific	58,567	59,833	70,633	4,544	4,933	5,310	944	259	868
Other	10,326	12,925	11,768	900	1,047	415	—	—	—

Segments total	147,997	165,560	177,893	12,042	13,240	12,093	1,864	1,836	1,451
Manufacturing operations	60,258	62,924	64,897	9,806	9,112	8,346	4,001	4,742	3,102
General corporate	169,211	176,171	193,742	245	301	257	—	—	—

Total	$377,466	$404,655	$436,532	$22,093	$22,653	$20,696	$5,865	$6,578	$4,553

      In each geographic segment the Company markets products in two product lines: Ophthalmic Surgical and Contact Lens Care. The Ophthalmic Surgical product line produces intraocular lenses, phacoemulsification equipment, viscoelastics, and other products related to cataract surgery. The Contact Lens Care product line produces cleaning, storage and disinfection products for the consumer contact lens market. The Company provides global marketing strategy teams to ensure development and execution of a consistent marketing strategy for products in all geographic operating segments. There are no transfers of products between product lines.

Net Sales By Product Line

	2001	2000	1999

	(in thousands)
Ophthalmic Surgical	$253,143	$248,773	$221,619
Contact Lens Care	289,952	321,800	356,025

Net sales	$543,095	$570,573	$577,644

ADVANCED MEDICAL OPTICS, INC.

Quarterly Results (Unaudited)

	First	Second	Third	Fourth	Total
	Quarter	Quarter	Quarter	Quarter	Year

	(in thousands)
2001(a)
Net sales	$120,811	$139,208	$136,774	$146,302	$543,095
Gross margin	70,476	85,260	83,459	91,810	331,005
Earnings before cumulative effect of change in accounting principle	1,214	14,559	17,969	21,608	55,350
Net earnings	823	14,559	17,969	21,608	54,959

2000(b)
Net sales	127,144	151,077	141,246	151,106	570,573
Gross margin	73,989	89,355	85,727	90,076	339,147
Net earnings	890	11,516	15,773	21,001	49,180

(a)	Fiscal quarters in 2001 ended on March 30, June 29, September 28 and December 31.

(b)	Fiscal quarters in 2000 ended on March 31, June 30, September 29 and December 31.

SCHEDULE II

ADVANCED MEDICAL OPTICS, INC.

Valuation and Qualifying Accounts

Years ended December 31, 2001, 2000 and 1999

	Balance at			Balance at
	Beginning of Year	Additions(a)	Deductions(b)	End of Year

	(in thousands)
2001	$2,715	$765	$(957)	$2,523
2000	$3,079	—	(364)	2,715
1999	$3,058	172	(151)	3,079

(a)	Provision charged to earnings

(b)	Accounts written off

S-1